SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Coca-Cola Hellenic Bottling Company S.A. — 2011 Statutory Annual Report
Coca-Cola Hellenic Bottling Company S.A. — Annual Report 2011 (IFRS Financial Statements)

Coca-Cola Hellenic Bottling Company S.A.
2011 Statutory Annual Report

1.	Directors’ Statement pursuant to article 4 of Law 3556/2007

2.	Board of Directors’ Report for the year ended 31 December 2011

3.	Corporate Governance Statement

4.	Independent Auditors’ Report

5.	Consolidated Financial Statements and Accompanying Notes for the year ended 31 December 2011

6.	Parent Company Financial Statements and Accompanying Notes for the year ended 31 December 2011

7.	Published Annual Condensed Financial Statements, Notes and Information for the year ended 31 December 2011

8.	Information Disclosure pursuant to article 10 of Law 3401/2005

1.     Directors’ Statement pursuant to article 4 of Law 3556/2007

Directors’ Statement pursuant to article 4 of Law 3556/2007

To the best of our knowledge:

1.              The annual financial statements which have been prepared in accordance with the applicable set of accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of Coca-Cola Hellenic Bottling Company S.A. and of the undertakings included in the consolidation taken as a whole.

2.              The annual report of the Board of Directors is a true representation of the development and performance of the business and the position of Coca-Cola Hellenic Bottling Company S.A. and of the undertakings included in the consolidation, taken as a whole, together with a description of the principal risks and uncertainties that they face.

Maroussi, 15 March 2012

George David,
Chairman of the Board of Directors

Dimitris Lois,
Chief Executive Officer

Irial Finan,
Authorised Non-Executive Director

2.             Board of Directors’ Report for the year ended 31 December 2011

Board of Directors’ Report

of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’ or the ‘Company’) regarding the Financial Statements (consolidated and parent Company) for the year ended 31 December 2011

Dear Shareholders,

In accordance with article 107 paragraph 3 and article 43 paragraph 3, as amended by article 35 of Presidential Decree 409/86 regarding Commercial Law 2190/1920, we hereby submit to the General Shareholders Assembly our financial statements (consolidated and parent Company) for the year ended 31 December 2011, together with our comments, for approval.

Financial review

Consolidated net profit for the year was €268.9m, representing a decrease of 37.0% compared to 2010. The net loss of the parent Company for the year was €34.8m, compared to a net loss of €29.9m in 2010.

Capital expenditure for the year was focused on improvements to plant, production and sales equipment and was equal to €370.8m for the Group and €14.4m for the parent Company.

Equity method investments for the Group were equal to €42.9m, representing an increase of €1.8m compared to 2010. An analysis of these investments is set forth in Note 6 of the consolidated financial statements. Investments in subsidiaries and joint-ventures of the parent Company are set forth in Note 5 of the financial statements of the parent Company.

Total equity attributable to the owners of the parent as at 31 December 2011 was €2,895.3m, representing a decrease of 1.9% compared to 2010. Total equity of the parent Company as at 31 December 2011 was €1,360.8m, representing a decrease of 13.2% compared to 2010. The share capital of the parent Company as at 31 December 2011 is comprised of 366,542,008 shares, with a nominal value of €1.50 each.

Total borrowings of the Group as at 31 December 2011 were equal to €2,256.0m compared to €2,191.5m in 2010. Total borrowings of the parent Company as at 31 December 2011 amounted to €390.5m compared to €377.0m in 2010.

The reported net results of the parent company’s statutory accounts did not allow a 2011 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2011.

The last tax audit of the parent Company was conducted for the years 2007 and 2008. For the years 2003 to 2008 there are pending tax litigations before the administrative courts.

The following table presents the key performance indicators for fiscal years 2011 and 2010:

	Group			Parent Company
Key performance indicators	2011	2010(1)	change	2011	2010(1)	change
Volume (million unit cases)	2,083.4	2,100.0	-1%	125.0	141.9	-12%
Net sales revenue (€ million)	6,854.3	6,793.6	1%	537.4	609.0	-12%
Operating profit/(loss) (EBIT in € million)	468.4	649.9	-28%	-22.2	30.4	n/a
Net profit / (loss) attributable to owners of the parent (€ million)	268.9	426.6	-37%	-34.8	-29.9	16%
EPS (€)	0.74	1.17	-37%	—	—	—
ROIC	7.4%	10.3%	-28%	—	—	—

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1 of the Financial Statements.

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Business Outlook

2011 was an exceptionally challenging year for many of our territories. We faced low double-digits input cost increases in an environment where consumer confidence continued to deteriorate with notable economic slowdowns in some of our key markets. Our relentless focus on execution in the marketplace enabled us to grow our market leadership in nearly every country where we do business whilst improving currency neutral net sales revenue per case each quarter. Our OBPPC strategy was vital to our ability to achieve these results, particularly in the increasingly dynamic retail environment where modern trade is becoming more prominent and consumers face affordability issues across the majority of our markets.

In 2012, we anticipate further input cost pressures and slowdown in Eurozone growth, leading to uncertainty and volatility in most of our EU markets. We have not yet seen signs of sustainable improvement in consumer confidence or a resolution of the sovereign debt crisis. We expect an increase in total input costs in the high single-digits for 2012 primarily due to EU sugar and juice prices. Our overall revenue growth strategy will be focused on recovering this increase.

In this environment, our goal is to stay relevant to our consumers and partner with our customers as we drive cost leadership. We will continue investing behind our brand priorities together with The Coca-Cola Company to further improve our leadership position. We have two significant sports events in 2012 that we will leverage as a System, namely, the Euro 2012 which will be jointly hosted by Poland and Ukraine and the Olympic Games. We will focus on our OBPPC strategy across all of our markets. We will seek to improve currency neutral net sales revenue per case further as we continue to grow our market position.

In addition, driving customer preference is a key focus area as we continue to invest in execution excellence and further collaborate with our customers to create joint sustainable value. Creating cost leadership will continue to be a key focus area in 2012 through further exploitation of SAP Wave 2. Our shared service organisation will expand its operations as more countries start utilizing its services.

We have identified additional restructuring opportunities to further improve efficiencies and reduce costs. We expect to incur costs of approximately €50 million in restructuring initiatives for 2012, which are expected to yield €35 million annualised benefits from 2013 onwards. We expect initiatives already taken in 2011 and initiatives we will take in 2012 to yield approximately €40 million in total benefits in 2012. Furthermore, our focus on operating expenses together with our restructuring initiatives, will help mitigate inflationary pressures on operating expenses.

Currency volatility across our territories increased in the second half of 2011 and we believe this trend will continue in 2012. Based on current spot rates, we expect a negative impact from currency movements in 2012.

We expect our effective tax rate for the mid-term to be approximately 25-27% primarily driven by changes in the mix of countries contributing to profitability.

We expect to generate free cash flow of €1.45 billion for the three year period ending 31 December 2014. Whilst doing so we also plan to invest €1.45 billion in net capital expenditure in the 2012 to 2014 period to capture the long term growth potential of our business. Our guidance of free cash flow for the three year period ending 31 December 2012 and 2013 remains at €1.4 billion and €1.35 billion, respectively.

We continue to have strong free cash flow generation and in order to maintain the efficiency of our balance sheet we plan to recommend to our Board a capital return to shareholders. Further announcements will be made relative to the details and timing of this proposal.

While near term trading conditions will remain challenging due to ongoing volatile economic conditions, rising input costs and declining consumer confidence, we continue to plan and invest for the long term. We are convinced that we are pursuing the right strategy which enables us to sustain and improve our leadership in our markets and continue to win at the point of sale. We will continue to exploit our revenue growth management strategy, improve operating efficiencies by focusing on cost leadership, and strengthen our free cash flow to create value for our shareholders. The leadership we are building today is both testimony to, and the foundation for, our ability to seize the future growth potential of our business.

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Principal risks and uncertainties

The following are the principal risks and uncertainties to our business:

1.              If The Coca-Cola Company exercises its right to terminate our bottlers’ agreements, upon the occurrence of certain events, or is unwilling to renew these agreements, our net sales revenue may decline dramatically. In addition, if The Coca-Cola Company is unwilling to renew our bottlers’ agreements on terms at least as favourable to us as the current terms, our net sales revenue could also be adversely affected.

2.              The Coca-Cola Company could exercise its rights under the bottlers’ agreements in a manner that would make it difficult for us to achieve our financial goals.

3.              The interests of Kar-Tess Holding and The Coca-Cola Company may differ from those of other shareholders. As a result of their influence on our business, Kar-Tess Holding and The Coca-Cola Company could prevent us from making certain decisions or taking certain actions that would protect the interests of shareholders other than The Coca-Cola Company and Kar-Tess Holding or which would otherwise benefit us.

4.              If The Coca-Cola Company were to reduce its marketing activities, the level of its contributions to our annual marketing plan or its commitment to the development or acquisition of new products, particularly new non-carbonated soft drinks (‘Non-CSD’), these reductions could lead to decreased consumption of trademarked beverages of The Coca-Cola Company in the countries in which we operate.

5.              If The Coca-Cola Company fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of the products of The Coca-Cola Company and could lead to a significant decrease in the volume of products of The Coca-Cola Company that we sell.

6.              The current economic situation could lead to reduced demand for our products, or reductions in the prices of our products, or both, which would have a negative impact on our financial position, results of operations and cash flows.

7.              If the capital and credit markets continue to experience volatility and the availability of funds remains limited, we may incur increased interest rates and other costs associated with debt financings and our ability to access the capital markets or borrow money may become restricted at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions, on our ability to fund our operations and capital expenditures in the future and on our growth rate and shareholder returns.

8.              Weaker consumer demand for carbonated soft drinks could harm our revenues and profitability. Consumer preferences may shift due to a variety of factors, including the ageing of the general population or other changes in demographics, changes in social trends, such as consumer health concerns about obesity, product attributes and ingredients, changes in travel, vacation of leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us, The Coca-Cola Company or other comparable companies or a downturn in economic conditions.

9.             Our growth prospects may be harmed if we are unable to expand successfully in the non-CSD segment.

10.       Miscalculation of infrastructure investment need could adversely impact our financial results.

11.       If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, customer service disruptions and in some instances, loss of customers.

12.       Damage or disruption to our supply or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons could impair our ability to manufacture or sell our products.

13.       The lack of institutional continuity and safeguards in our emerging and developing countries adversely affects our competitive position, increases our cost of regulatory compliance and/or exposes us to a heightened risk of loss due to external interference, nationalisation, expropriation, fraud and criminal activity.

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Principal risks and uncertainties (continued)

14.       Adverse economic conditions in our emerging and developing countries may reduce consumer confidence and purchasing power, resulting in lower consumption generally or increased demand for local non-premium brands, which are typically of lower quality, but more affordable than our brands.

15.       The sustainability of our growth in our developing and emerging countries depends partly on our ability to attract and retain sufficient number of qualified and experienced personnel for which there is strong demand.

16.       Competition law enforcement by the European Union and national authorities may have a significant adverse effect on our competitiveness and results of operations.

17.       We are engaged in a highly competitive business. Adverse actions by our competitors or other changes in the competitive environment may adversely affect our results of operations.

18.       The increasing concentration of retailers and independent wholesalers, on which we depend to distribute our products in certain countries, could lower our profitability and harm our ability to compete.

19.       Our revenue is impacted by how large retailers, such as supermarket and hypermarket chains and independent wholesalers, market or promote our products. Revenue may, for example, be negatively impacted by unfavorable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels.

20.       An event, or series of events, that materially damages the reputation of one or more of our brands, including contamination or deterioration of our products, could have an adverse effect on the value of that brand and subsequent revenues from that brand or business.

21.       Adverse weather conditions could reduce demand for our products.

22.       Price increases and shortages of raw materials and packaging materials could lead to an increase in our cost of goods.

23.       We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

24.       An increase in the cost of energy could lead to an increase of our cost of goods and operating expenses.

25.       Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

26.       Fluctuations in exchange rates may adversely affect the results of our consolidated operations.

27.       In certain of our countries, we are exposed to the impact of exchange controls, which may adversely affect our ability to repatriate profits.

28.       Our operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause us to incur liabilities or additional costs or limit our business activities.

29.       If local customs authorities successfully challenge the classification under which we currently import concentrate in some of our countries, we may have to pay additional customs duties.

30.       The Beverage Partners Worldwide joint venture between The Coca-Cola Company and Nestle S.A. could be dissolved or altered in a manner that adversely affects our business.

A full analysis of the financial risks that the Group and the parent Company are exposed to (foreign currency transaction exposure, fair values of financial assets and liabilities changes, interest rate risk, credit risk, liquidity risk and commodities price risk) is included in the Notes 1 and 30 of the consolidated financial statements as well as in Note 27 of the parent Company’s financial statements.

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Branches analysis

The registered office and branches of the parent Company at 31 December 2011 were as follows:

Group Head Office	9, Fragoklissias Str., Maroussi
Greek operation central offices	60, Kifissias Av., Maroussi
Athens branch	15th klm National Road Athens — Lamia
Egio branch	29, Temenis Str., Egio
Volos branch	VI.PE. Aisonia, Volos
Edessa branch	10th klm Edessa — Thessaloniki (Rizari area)
Iraklion branch B	11th Manufacturing block, Iraklion, Crete
Thessaloniki branch	17th klm National Road Thessaloniki — Poligiros
Koropi branch	VI.PE. Koropiou
Larisa branch	5th klm Larisa — Sikouri
Mallia branch	Chamoprina area, Mallia, Crete
Patra branch	7th klm National Road Patra — Korinth
Schimatari branch	VI.PE. Sximatari, Viotia
Psari Aspropirgos branch	Psari Aspropirgos area

Information regarding the issues under article 4 paragraph 7 and 8 of the Law 3356/2007.

a.              Company’s share capital structure

As at 31 December 2011, the share capital of the Company is equal to €549,813,012 and is divided into 366,542,008 common ordinary shares with a voting right and a par value of €1.50 each. Coca-Cola Hellenic’s shares are listed on the Athens Exchange, with a secondary listing on the London Stock Exchange. The Company delisted from the Australian Stock exchange in September 2009 in order to reduce administrative costs associated with multiple listings. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange. The voting rights of each shareholder are proportional to its paid-in share capital. Each share provides a right to one vote at general meetings of Coca-Cola Hellenic and entitles the shareholder to dividends declared by Coca-Cola Hellenic.

During 2010, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €5.7m.

During 2011, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €4.7m.

Recapitalisation (Capital return)

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

After the above changes, the share capital amounts to €549.8 million and is comprised of 366,542,008 shares with a nominal value of €1.50 each.

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a.              Company’s share capital structure (continued)

Treasury shares

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. During 2010, 2,318,354 shares had been purchased pursuant to the share buy-back programme for a total value of €42.3m (2009: 1,111,781 shares purchased for a total value of €16.6m). The buy-back programme expired on 26 April 2011. As at 31 December 2011, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme for a total value of €55.5m, bringing the shares in circulation to 363,111,873.

b.              Restrictions on the transfer of the Company’s shares

The Company’s shares may be transferred as stipulated by Law. The Articles of Association set forth no further restrictions on transfer.

c.               Major direct and indirect shareholders in the meaning of PD 51/1992

The shareholders that hold, directly or indirectly, 5% or more of the total shares of the Company are Kar-Tess Holding which holds directly 23.3% and The Coca-Cola Company which holds directly and indirectly 23.2% and Credit Suisse Group AG which holds directly and indirectly 5.3%.

d.              Shares with special control rights

No shares of the Company deliver special control rights to their holders.

e.               Restrictions on voting rights

The Articles of Association set forth no restrictions on the voting rights of each share.

f.                Agreements among shareholders of the Company

Kar-Tess Holding and certain affiliates of The Coca-Cola Company through which The Coca-Cola Company holds shares in our Company (collectively “The Coca-Cola Company Entities”) have entered into a renewed shareholders’ agreement in 2008. The renewed shareholders’ agreement expires on 31 December 2018 and restricts the sale of our ordinary shares owned by Kar-Tess Holding and The Coca-Cola Company Entities. Under the terms of the renewed shareholder agreement, Kar-Tess Holding and The Coca-Cola Company will maintain a combined shareholding in the Company of at least 44% until January 2014 and at least 40% until December 2018.

The Company is not aware of any other agreements among its shareholders, which would result in restrictions on the assignment of its shares or exercise of voting rights.

g.              Regulations on the appointment and replacement of Board of Directors members and amendments to the Articles of Association

The regulations set forth in the Company’s Amended Articles of Association regarding the appointment and replacement of Directors, conform to the provisions of Commercial Law 2190/1920.

h.              Authority of the Board of Directors to issue new shares or acquire treasury shares

The authority of the Board of Directors to issue new shares or acquire treasury shares conforms to the provisions of Commercial Law 2190/1920.

i.                 Major agreement put in force, amended or terminated in the event of change in the control following a public offer

There are no agreements that would enter into force or be amended or terminated in the event of a change in the control of the Company following a public offer. We note that our bottlers agreements with The Coca-Cola

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Company cannot be assigned by operation of law and enable The Coca-Cola Company to terminate them upon any change of control.

j.                 Agreements with Board of Directors members or staff of the Company

There are no agreements between the Company and its Directors or employees that require payment of any compensation to a Director in the event of resignation or dismissal without cause, or termination of their mandate or employment as a result of a public offer.

Subsequent events

During the first months of 2012 the Group incurred €4.4m of restructuring costs before tax, €3.6m in its developing and €0.8m in its emerging countries.

Report of related party transactions

for the period 1 January to 31 December 2011 (under article 2 paragraph 4 of the Law 3016/2002)

An analysis of the parent Company’s and Group’s transactions with its related parties for 2011 is disclosed in note 31 of the parent Company financial statements and in note 34 of the Consolidated financial statements respectively.

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Dear Shareholders,

Taking into account the above comments, the accompanying financial statements as well as the audit report of the Certified Auditor Accountant, you may proceed in discharging us from any responsibility that relates to the financial statements of 2011, according to the commercial law as well as the statute of the Company.

By order of the Board of Directors

Dimitris Lois
Chief Executive Officer

Maroussi, 15 March 2012

This report, which consists of eight (8) pages, is the report that we refer to in our audit report of 22 March 2012.

Marios Psaltis
Certified Auditor Accountant
SOEL reg. no. 38081

Athens, 22 March 2012

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3. Corporate Governance Statement

Corporate Governance Statement

(in accordance with item (d) of paragraph 3 of article 43a of Codified Law 2190/1920)

1. Corporate Governance Code

The Company voluntarily complies with a number of corporate governance procedures which are set forth in a set of documents which together constitute the Company’s corporate governance manual (the “Corporate Governance Manual”).

Our Corporate Governance Manual can be found on our website at
http://www.coca-colahellenic.com/investorrelations/corporategovernance/ . Hard copies of the Corporate Governance Manual may be obtained from our Investor Relations Department (9 Frangoklissias Street, 151 25 Maroussi, Athens, Greece, tel. +30 210 6183 124).

2. Corporate governance practices applied beyond the requirements of Greek law

The Company regularly reviews its corporate governance standards and procedures in light of the ongoing debates and rulemaking developments in Greece, Europe and the United States, in order to ensure that its corporate governance systems remain in line with international best practices.  We currently apply certain corporate governance practices beyond the requirements of Greek law on corporate governance. The main such practices are:

•             Eleven out of the twelve members of our Board of Directors are currently non-executive directors, instead of the minimum 1/3 (i.e. four directors) required by article 3, paragraph 1 of Law 3016/2002.Five members of our Board of Directors are currently independent non-executive directors, instead of the minimum two required by article 3, paragraph 1 of Law 3016/2002.

•             Five members of our Board of Directors are currently independent non-executive directors, instead of the minimum two required by article 3, paragraph 1 of Law 3016/2002.

•             Our Board of Directors has established a Human Resources Committee consisting of three non-executive directors and operating under written Terms of Reference.

•             Our Board of Directors has established a Social Responsibility Committee consisting of three non-executive directors and operating under written Terms of Reference.

•             We have established a Disclosure Committee and adopted disclosure controls and procedures to ensure the accuracy and completeness of the Company’s public disclosures.  The Disclosure Committee consists of the Chief Financial Controller, the General Counsel, the Chief Financial Officer and the Director of Investor Relations.

•             We have adopted a Code of Ethics for Senior Officers and Directors.

•             We have adopted a Code of Business Conduct.

More information on the above practices, as well as all the documents referred to in this section, can be found in our Corporate Governance Manual (see under section 1 above).

3. Description of the Company’s internal controls and risk management systems in relation to the financial reporting process

The Company’s systems of internal control are designed and operated to support the identification, evaluation and management of risks affecting the Company’s group, including in relation to the financial reporting process and the preparation of consolidated accounts, and the business environment in which it operates. As such, they are subject to continuous review as circumstances change and new risks emerge. Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, review of key financial controls, internal audit reviews and testing of certain aspects of the internal financial control systems during the course of the year.

Our internal audit department reports directly to the Audit Committee of our Board of Directors and has a full-time staff covering a range of disciplines and business expertise. The internal audit department operates under a Corporate Audit Department Charter which is included in our Corporate Governance Manual (see under 1 above). The function of

1

the internal audit department is to confirm the maintenance and effectiveness of the Company’s internal controls to the Audit Committee.

The Internal Audit department performs a risk assessment that incorporates both quantitative and qualitative considerations when assessing the significance of accounts and the relative internal controls over financial reporting.  The risk assessment includes the determination of significant accounts, as well as materiality thresholds across all of the group’s financial reporting entities. Upon determination of these significant accounts, these accounts are further linked to the supporting business processes and key internal controls over financial reporting.  These key internal controls over financial reporting are subject to testing throughout the year. The internal audit function monitors the internal financial control system across all the countries in which we operate and reports the findings to management and the Audit Committee.

As part of our commitment to maintain and strengthen best practices in corporate governance matters, we consistently seek to enhance our internal control environment across our organisation.

Interim financial information is released, on a quarterly basis, to the stock exchanges on which the Company is listed and to the financial press. Internally, the financial results and key business indicators of the Company are circulated and reviewed by senior management on a monthly basis. This information includes comparisons against budgets, forecasts and previous year performance. The Board of Directors receives updates on performance at each Board of Directors meeting as well as a monthly report on business and financial performance of the Company.

The Board of Directors acknowledges that it has ultimate responsibility for ensuring that the Company has adequate systems of financial control.

It should be noted that such systems of financial control can provide only reasonable and not absolute assurance against material misstatements or loss.

In certain of the territories in which we operate, businesses like ours are exposed to a heightened risk of loss due to fraud and criminal activity. We review our systems of financial control regularly in order to minimise such losses.

The Board of Directors has adopted a Chart of Authority for the Group defining financial and other authorisation limits and setting procedures for approving capital and investment expenditure.

The Board of Directors also approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews monthly performance against targets set forth in such plans and budgets. A key focus of the financial management strategy is the protection of our earnings stream and management of our cash flow.

Insurance is secured to cover any residual insurable risk exposure such as catastrophic-level property damage or business interruption and liability protection. Local insurance policies have been arranged under this cover to provide working loss protection and necessary legal compliance.

Our Board of Directors has also established a Disclosure Committee comprising the Company’s Chief Financial Controller, the Chief Financial Officer, the General Counsel, and the Director of Investor Relations. The Disclosure Committee is responsible for adopting disclosure controls and procedures to ensure the accuracy and completeness of the Company’s public disclosures.

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4. Information required by article 10, paragraph 1, points (c), (d), (f), (h) and (i) of Directive 2004/25/EC

4.1 Significant direct and indirect shareholdings

Coca-Cola Hellenic’s significant direct and indirect shareholdings within the meaning of Article 85 of Directive 2001/34/EC are set forth in Note 35 of our 2011 Consolidated Financial Statements.

4.2 Securities with special control rights

Coca-Cola Hellenic has not issued any debt or equity securities with special control rights.

4.3 Restrictions on voting rights - Systems whereby the financial rights attaching to securities are separated from the holding of securities

There are no restrictions on the voting rights of securities issued by Coca-Cola Hellenic or systems whereby, with the company’s cooperation, the financial rights attaching to securities are separated from the holding of securities.

4.4 Rules governing the appointment and replacement of board members and the amendment of the articles of association

Our Board of Directors is appointed by our shareholders at a general meeting for a three-year term which is extended until the date of the Annual General Meeting of the year in which such term expires. The current term of Coca-Cola Hellenic’s directors expires in 30.06.2014.

Based on a shareholders’ agreement between Kar-Tess Holding and entities of The Coca-Cola Company, four of our directors are designated by Kar-Tess Holding and two are designated by The Coca-Cola Company entities. The remaining directors are jointly designated by Kar-Tess Holding and The Coca-Cola Company entities.

Further information on the rules governing our Board of Directors may be found in Codified Law 2190/1920 and in the Company’s Articles of Association. Our Articles may be found on our website at
http://www.coca- colahellenic.com/investorrelations/corporategovernance/corporatebylaws/

Under article 19, para. 1 and article 20, para. 3 of our Articles of Association, a quorum of 67% of the holders of our share capital and a supermajority of two-thirds of the share capital present and entitled to vote at a General Meeting of our shareholders, provided that such vote exceeds 50% of the company’s shares, is required to pass resolutions amending our Articles of Association.

4.5 Powers of Board of Directors and, in particular, the power to issue or buy back shares

The powers of our Board of Directors are set forth in Codified Law 2190/1920 and in the Company’s Articles of Association.

On 30 April 2009, our Board of Directors resolved to buy-back  a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of our shareholders of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalization at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

3

Applicable law does not require any actual use of such approved share buy—back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. The buy-back programme expired on 26 April 2011. As at 31 December 2011, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €55.5m, bringing the shares in circulation to 363,111,873 (2010: 3,430,315 shares held of a total value of €57.2m, 2009: 1,111,781 shares held of a total value of €14.9m).

5. Operation of Shareholders’ Meetings and its Key Powers —Shareholders’ Rights

Operation and Key Powers

Coca-Cola Hellenic’s shareholder meetings operate in accordance with the provisions of Codified Law 2190/1920, as in force. The key powers of our shareholder meetings are also provided in Codified Law 2190/1920 and in our Articles of Association.

Ordinary quorum and voting majority

The quorum necessary for a valid general meeting is one-fifth of the paid-up share capital. There is no minimum quorum required for an adjourned meeting held twenty days following the general meeting that did not meet the quorum requirement. Resolutions may be validly passed by an absolute majority (50% plus one) of the share capital present and entitled to vote.

Extraordinary quorum and supermajority

A quorum of 67% of the holders of our share capital and a supermajority of two-thirds of the share capital present and entitled to vote, provided that such vote exceeds 50% of the company’s shares, is required to pass resolutions concerning the following matters:

•                  a merger;

•                  decreases and increases in share capital;

•                  issuance of any convertible bonds;

•                  the decision not to distribute dividends where the minimum dividend required to be paid is 35% of the parent Company’s profit after tax;

•                  the distribution of dividends and any change in the method of distribution of dividends;

•                  any increase in shareholders’ obligations;

•                  any restrictions or the abolition of pre-emptive rights;

•                  any change of our registered offices;

•                  any change in our country of incorporation;

•                  the establishment of extraordinary reserve funds or other reserve funds in excess of the compulsory reserve fund required pursuant to our articles of association and Greek law;

•                  our dissolution and the appointment of a receiver, trustee or custodian for our company or any part of our assets;

•                  any change to our term, objects and purposes; and

•                  any change in our articles of association.

In the absence of the 67% quorum, the general meeting is adjourned, the next meeting requires a quorum of 55% and, if this is not met either, a third meeting is convened to which a quorum of 50% plus one applies.

Rights of our shareholders

A description of the rights of our shareholders can be found in the Company’s Articles of Association and in Codified Law 2190/1920, as currently in force.

4

6. Composition and Operation of the Board of Directors and its Committees

6.1 The Board of Directors

Our Board of Directors currently has twelve members of which only one, the Managing Director, is an executive of the Company. Mr. George A. David is Chairman and Mr. Dimitris Lois is Managing Director.

The non-executive members of the Board of Directors include representatives of major shareholder interests as outlined in a shareholders agreement between our largest shareholders, Kar-Tess Holding and the The Coca-Cola Company. Based on this agreement, four directors are designated by Kar-Tess Holding and two are designated by the Coca-Cola Company.  The remaining directors are independent and are jointly designated by Kar-Tess Holding and the Coca-Cola Company.

We recognize the important role of independent non-executive directors in ensuring continued high standards of corporate governance and have appointed five independent directors. The Company’s independent directors are: Mr. Kent Atkinson, Sir Michael Llewellyn-Smith, Mr. Antonio D’Amato, Mr. Nigel Macdonald, and Mr. Christos Ioannou. The role of the independent directors is to provide a clear, independent, non-executive influence and perspective within the Board of Directors. Our Board of Directors believes that all members of our Audit Committee are independent.

The Board of Directors and its Committees meet at regular intervals. There are certain matters that are reserved for full consideration by the Board of Directors, including issues of policy, strategy and approval of the Chart of Authority and business plan.

The members of the Board of Directors are supplied on a timely basis with comprehensive information, which the Board of Directors believes is in a form and of a quality to enable it to discharge its duties and carry out its responsibilities. All directors have access to our General Counsel, as well as independent professional advice at Company’s expense. All directors also have full access to the Managing Director, senior managers and our external and internal auditors.

Prior to the listing of our shares on the London Stock Exchange, our major shareholders entered into a relationship agreement restricting directors nominated by such major shareholders from taking part in, and voting at, Board of Directors meetings regarding matters in which the major shareholder that nominated them has an interest.

Further to our objective to adopt international best practices in corporate governance, we have adopted a Code of Ethics for our directors and senior managers to prevent wrongdoing and promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable governmental rules and regulations.

We also have in place a Code of Dealing in Company Securities, applicable to senior managers and employees, as well as a Code of Business Conduct applicable to all our employees and directors.

Our Board of Directors has established three committees of the Board, namely the Audit Committee, the Human Resources Committee and the Social Responsibility Committee.

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6.2 The Audit Committee

The Audit Committee, acting on behalf of the Board of Directors, is responsible for the oversight of the Company’s accounting policies, financial reporting, and internal control. The Audit Committee is comprised of three non-executive Directors who are independent of management: Mr. Kent Atkinson (Chairman), Mr. Nigel Macdonald and Mr. Christos Ioannou. The Audit Committee operates in accordance with a written charter and its key responsibilities include:

• the appointment and remuneration of the Company’s external auditors;

• review and approval of the external auditors’ scope as well as the approval of the appointment or termination of the Director of Internal Audit;

• oversight role concerning the nature and scope of forthcoming audits;

• review of our interim and annual statements prior to submission to the Board of Directors;

• review and approval of the annual internal audit plans, including summaries of completed audits as well as periodic summaries involving internal audit investigations and management’s action plans;

• establishment of procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; and

• oversight and monitoring of our compliance with the Section 404 of the Sarbanes-Oxley Act (2002), regarding internal control over financial reporting.

The Audit Committee meets at least four times per year. Our external auditors and our internal audit director normally attend the Audit Committee meetings and also meet with the Audit Committee privately without management, to discuss the adequacy of internal control over financial reporting and any other matters deemed relevant for the attention of the Audit Committee.

6.3 The Human Resources Committee

The Human Resources Committee comprises the following three non-executive directors: Sir Michael Llewellyn-Smith (Chairman), Mr. John Hunter and Mr. George A. David. From Coca-Cola Hellenic’s management, the Chief Executive Officer and Human Resources Director typically attend meetings of the Human Resources Committee, except when the discussions concern matters affecting them personally. The Human Resources Committee meets at least four times per year.

The Human Resources Committee operates in accordance with a written charter and is responsible for:

• establishing the principles governing human resources policy of the Company, which will guide management decision-making and action;

• overseeing the evaluation of senior management;

• overseeing succession planning and approving the appointments and terminations of senior managers of the Company;

•  overseeing the talent management framework for the Company to ensure a continuous development of talent for key roles;

•  establishing compensation strategy for the Company and approving Company-wide compensation and benefit plans, as well as compensation for senior managers;

•  making recommendations to the Board of Directors regarding compensation for the Chief Executive Officer and

•  making recommendations to the Board of Directors regarding the appointment of the Chief Executive Officer and the members of the Board.

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6.4 The Social Responsibility Committee

The Social Responsibility Committee is comprised of three non-executive Directors: Sir Michael Llewellyn- Smith (Chairman), Mr. John Hunter and Mr. George A. David. The Chief Executive Officer and Director of Public Affairs normally attend meetings of the Social Responsibility Committee.

The Social Responsibility Committee operates in accordance with a written charter and is responsible for:

• overseeing the development and maintenance of procedures and systems that promote the Company’s social and environmental goals;

•  establishing principles governing corporate social responsibility and environmental goals, including transparent business conduct in connection therewith;

• establishing an Operating Council responsible for developing and implementing appropriate policies and strategies to promote the Company’s social responsibility and environmental goals;

• ensuring Group-wide capabilities to enable execution of policies and strategies to promote the Company’s social responsibility and environmental goals;

• overseeing communication with stakeholders of the Company’s social and environmental policies, goals and achievements; and

• considering other topics as appropriate.

7

The table below sets forth the current members of our Board of Directors, its Committees and the Disclosure Committee:

The Board of Directors	Name	Nationality	Age
Non-Executive Chairman	George A. David	British	75
Chief Executive Officer - Executive Director	Dimitris P. Lois	Greek	50
Vice-Chairman - Non-Executive Director	Anastasios P. Leventis	British	70
Independent Non-Executive Director	Kent Atkinson	British	66
Independent Non-Executive Director	Antonio D’ Amato	Italian	54
Non-Executive Director	Anastassis G. David	British	41
Non-Executive Director	Irial Finan	Irish	54
Non-Executive Director	John Hunter	Australian	74
Independent Non-Executive Director	Christos Ioannou	Cypriot	40
Non-Executive Director	Haralambos K. Leventis	British	69
Independent Non-Executive Director	Sir Michael Llewellyn-Smith	British	72
Independent Non-Executive Director	Nigel Macdonald	British	66

The Audit Committee
Chairman	Kent Atkinson	British	66
Member	Christos Ioannou	Cypriot	40
Member	Nigel Macdonald	British	66

The Human Resources Committee
Chairman	Sir Michael Llewellyn-Smith	British	72
Member	George A. David	British	75
Member	John Hunter	Australian	74

The Social Responsibility Committee
Chairman	Sir Michael Llewellyn-Smith	British	72
Member	George A. David	British	75
Member	John Hunter	Australian	74

The Disclosure Committee
Director of Investor Relations	Oya Gur	Turkish	44
General Counsel and Director of Strategic Development	Jan Gustavsson	Swedish	45
Group Financial Controller	Nikolaos Mamoulis	Greek	51
Chief Financial Officer	Robert Murray	American	52

The Operating Committee
Chief Executive Officer	Dimitris P. Lois	Greek	50
Regional Director	John Brady	American	54
Group Chief Customer and Commercial Director	Per Steen Breimyr	Norwegian	50
Regional Director	Alain Brouhard	French	49
Supply Chain Services Director	Kleon Giavassoglou	Greek	59
General Counsel and Director of Strategic Development	Jan Gustavsson	Swedish	45
Human Resources Director	Bernard Kunerth	French	56
Chief Financial Officer	Robert Murray	American	52
Regional Director	Keith Sanders	American	50
Regional Director	Richard Smyth	British	53

8

4.             Independent Auditors’ Report

[Translation from the original text in Greek]

Independent Auditor’s Report

To the Shareholders of “Coca-Cola Hellenic Bottling Company S.A.”

Report on the Separate and Consolidated Financial Statements

We have audited the accompanying separate and consolidated financial statements of “Coca-Cola Hellenic Bottling Company S.A.” and its subsidiaries which comprise the separate and consolidated balance sheets as of 31 December 2011 and the separate and consolidated income statement, statement of comprehensive income, statements of changes in equity and cash flow statements for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these separate and consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of separate and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these separate and consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate and consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the separate and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the separate and consolidated financial

PricewaterhouseCoopers SA, 268 Kifissias Avenue, 15232 Halandri, Greece

T:+30 210 6874400, F:+30 210 6874444, www.pwc.gr

17 Ethnikis Antistassis Str, 55134 Thessaloniki, T:+30 2310 488880 F:+30 2310 459487

statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying separate and consolidated financial statements present fairly, in all material respects, the financial position of the Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union.

Reference on Other Legal and Regulatory Matters

a)            Included in the Board of Directors’ Report is the corporate governance statement that contains the information that is required by paragraph 3d of article 43a of Codified Law 2190/1920.

b)            We verified the conformity and consistency of the information given in the Board of Directors’ report with the accompanying separate and consolidated financial statements in accordance with the requirements of articles 37, 43a and 108 of Codified Law 2190/1920.

PricewarerhouseCoopers S.A.

Athens 22 March 2012

152 32 Halandri Greece

2

5.             Consolidated Financial Statements and Accompanying Notes for the year ended 31 December 2011

Consolidated Balance Sheet

		As at 31 December
		2011	2010(1)
	Note	€ million	€ million
Assets
Intangible assets	4	1,947.7	1,966.9
Property, plant and equipment	5	3,051.5	3,122.9
Equity method investments	6	42.9	41.1
Available-for-sale financial assets	7	1.4	1.8
Interest rate swap contracts	8	69.5	73.1
Deferred tax assets	9	35.2	35.0
Other non-current assets	10	36.9	40.4
Total non-current assets		5,185.1	5,281.2

Inventories	11	451.5	481.7
Trade receivables	12	855.2	870.2
Other receivables and assets	13	231.5	233.5
Derivative assets	8	15.7	4.2
Current tax assets		20.0	13.8
Cash and cash equivalents	14	476.1	326.1
Total current assets		2,050.0	1,929.5
Total assets		7,235.1	7,210.7

Liabilities
Short-term borrowings	15	321.5	535.1
Trade payables	16	423.5	384.7
Other payables	16	1,118.0	1,079.4
Current tax liabilities		58.4	37.2
Total current liabilities		1,921.4	2,036.4

Long-term borrowings	15	1,934.5	1,656.4
Cross-currency swap contracts	8	130.8	136.1
Deferred tax liabilities	9	171.5	162.9
Non-current provisions	17	149.5	144.2
Other non-current liabilities		14.2	13.9
Total non-current liabilities		2,400.5	2,113.5
Total liabilities		4,321.9	4,149.9

Equity
Share capital	18	549.8	183.1
Share premium	18	569.2	1,119.2
Treasury shares	19	(55.5)	(57.2)
Exchange equalisation reserve	19	(197.9)	(129.2)
Other reserves	19	389.0	375.4
Retained earnings		1,640.7	1,460.8
Equity attributable to owners of the parent		2,895.3	2,952.1
Non-controlling interests	28	17.9	108.7
Total equity		2,913.2	3,060.8
Total equity and liabilities		7,235.1	7,210.7

The change in the accounting policy described in Note 1 impacted the published balances as at 31 December 2009 as follows: the line “non-current provisions” increased to €170.4m from € 129.6m; the line “deferred tax liabilities” decreased to €133.5m from €142.3m; the line “other non-current assets” reduced to €45.5m from €57.5m; the line “deferred tax assets” increased to €32.6m from €29.6m; the line “retained earnings” decreased to €1,112.3m from €1,151.8m the line “non-controlling interests” decreased to €101.2m from €102.7m. The Company has disclosed the effect of the change on its 31 December 2009 balance sheet in Note 1, and does not consider it material to present the restated 31 December 2009 balance sheet as required by IAS 8.

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

1

Consolidated Income Statement

		Year ended 31 December
		2011	2010(1)	2009(1)
	Note	€ million	€ million	€ million
Net sales revenue	3	6,854.3	6,793.6	6,543.6
Cost of goods sold		(4,258.8)	(4,048.6)	(3,904.7)
Gross profit		2,595.5	2,745.0	2,638.9

Operating expenses	20	(2,055.6)	(2,058.4)	(1,984.2)
Restructuring costs	20	(71.5)	(36.7)	(44.9)
Other items	20	—	—	32.8
Operating profit	3	468.4	649.9	642.6

Finance income		9.8	7.4	9.4
Finance costs		(96.1)	(83.1)	(82.2)
Loss on net monetary position	21	(7.8)	—	—
Total finance costs, net	21	(94.1)	(75.7)	(72.8)
Share of results of equity method investments	6	1.2	2.5	(1.9)
Profit before tax		375.5	576.7	567.9

Tax	3,22	(102.7)	(138.0)	(142.9)
Profit after tax		272.8	438.7	425.0

Attributable to:
Owners of the parent		268.9	426.6	402.6
Non-controlling interests		3.9	12.1	22.4
		272.8	438.7	425.0

Basic and diluted earnings per share (€)	23	0.74	1.17	1.10

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

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Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2011		2010(1)		2009(1)
	€ million		€ million		€ million
Profit after tax		272.8		438.7		425.0
Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the year	(0.4)		0.5		(0.1)
Valuation (gains)/losses reclassified to profit and loss for the year	—	(0.4)	(2.8)	(2.3)	6.5	6.4
Cash flow hedges:
Amounts of gains / (losses) during the year	5.3		(11.3)		(6.4)
Amounts of losses/(gains) reclassified to profit and loss for the year	3.1	8.4	2.0	(9.3)	(9.7)	(16.1)
Foreign currency translation		(54.2)		181.5		(79.5)
Share of other comprehensive income of equity method investments		(0.8)		1.4		(0.7)
Actuarial (losses) / gains		(31.8)		2.7		4.4
Income tax relating to components of other comprehensive income (refer to Note 24)		3.9		(0.3)		2.8
Other comprehensive income for the year, net of tax (refer to Note 24)		(74.9)		173.7		(82.7)
Total comprehensive income for the year		197.9		612.4		342.3

Total comprehensive income attributable to:
Owners of the parent		189.0		596.2		322.9
Non-controlling interests		8.9		16.2		19.4
		197.9		612.4		342.3

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

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Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Changes in accounting policy (Note 1)	—	—	—	—	—	(47.3)	(47.3)	(1.1)	(48.4)
Balance as at 1 January 2009 (restated)	182.7	1,665.0	—	(191.9)	366.7	770.9	2,793.4	89.0	2,882.4
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
	182.8	1,113.8	(14.9)	(231.5)	375.3	705.3	2,130.8	81.8	2,212.6
Profit for the year net of tax	—	—	—	—	—	402.6	402.6	22.4	425.0
Other comprehensive income for the year, net of tax	—	—	—	(77.6)	(6.5)	4.4	(79.7)	(3.0)	(82.7)
Total comprehensive income for the year, net of tax(1)	—	—	—	(77.6)	(6.5)	407.0	322.9	19.4	342.3
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9

(1)                 The amount included in the exchange equalisation reserve of €77.6m loss for 2009 represents the exchange losses attributable to the owners of the parent of €76.9m plus the share of equity method investments of €0.7m loss.

The amount included in other reserves of €6.5m loss for 2009 consists of losses on cash flow hedges of €16.1m (of which €6.4m represents losses for the year and €9.7m represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4m (of which €0.1m represents revaluation losses for the year and €6.5m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €3.2m.

The amount of €407.0m profit comprises of profit for the year of €402.6m plus actuarial gains of €4.8m less deferred income tax debit of €0.4m.

The amount of €19.4m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6m loss and in the retained earnings of €22.4m income and €0.4m expense from the change in the accounting policy as described in Note 1.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

4

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests in subsidiary Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
	183.1	1,119.2	(57.2)	(308.0)	386.7	1,032.1	2,355.9	92.5	2,448.4
Profit for the year net of tax	—	—	—	—	—	426.6	426.6	12.1	438.7
Other comprehensive income for the year, net of tax	—	—	—	178.8	(11.3)	2.1	169.6	4.1	173.7
Total comprehensive income for the year, net of tax(2)	—	—	—	178.8	(11.3)	428.7	596.2	16.2	612.4
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8

(2)              The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gains attributable to the owners of the parent of €177.4m plus the share of equity method investments of €1.4m gain.

The amount included in other reserves of €11.3m loss for 2010 consists of losses on cash flow hedges of €9.3m (of which €11.3m represents losses for the year and €2.0m represents revaluation losses reclassified to profit and loss for the year), losses on valuation of available-for-sale financial assets of €2.3m (of which €0.5m represents revaluation gains for the year and €2.8m represents revaluation gains reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €0.3m.

The amount of €428.7m profit comprises of profit for the year of €426.6m plus actuarial gains of €2.7m less deferred income tax debit of €0.6m.

The amount of €16.2m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €11.7m income and €0.4m income from the change in the accounting policy as described in Note 1.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

5

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests in subsidiaries in:
Serbia	—	—	—	—	—	(6.3)	(6.3)	(11.4)	(17.7)
Nigeria	—	—	—	(8.7)	—	(31.4)	(40.1)	(60.1)	(100.2)
FYROM	—	—	—	—	—	(16.9)	(16.9)	(22.9)	(39.8)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(6.5)	(6.5)
	549.8	569.2	(55.5)	(137.9)	383.6	1,397.1	2,706.3	9.0	2,715.3
Profit for the year net of tax	—	—	—	—	—	268.9	268.9	3.9	272.8
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(25.3)	(79.9)	5.0	(74.9)
Total comprehensive income for the year, net of tax(3)	—	—	—	(60.0)	5.4	243.6	189.0	8.9	197.9
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(3)                 The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.2m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m, representing revaluation losses for the year, gains on cash flow hedges of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax debit thereof amounting to €2.6m.

The amount of €243.6m profit comprises of profit for the year of €268.9m less actuarial losses of €31.8m plus deferred income tax credit of €6.5m.

The amount of €8.9m income included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €3.9m income.

For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves;
Note 25 Shares held for equity compensation plan; Note 26 Stock option compensation plans; and Note 29 Dividends.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

6

Consolidated Cash Flow Statement

		Year ended 31 December
		2011	2010(1)	2009(1)
	Note	€ million	€ million	€ million
Operating activities
Profit after tax		272.8	438.7	425.0
Total finance costs, net	21	94.1	75.7	72.8
Share of results of equity method investments	6	(1.2)	(2.5)	1.9
Tax charged to the income statement	3,22	102.7	138.0	142.9
Depreciation of property, plant and equipment	3,5	374.7	387.8	360.7
Impairment of property, plant and equipment	5	21.0	—	—
Employee share options	26	8.1	6.7	6.4
Amortisation of intangible assets	3,4	3.2	7.1	4.7
Adjustments to intangible assets	20	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	20	—	—	6.5
Other items		1.3	—	—
		876.7	1,051.5	1,023.1
Losses on disposals of non-current assets		2.7	13.2	10.5
Decrease / (increase) in inventories		15.9	(41.4)	39.1
(Increase)/decrease in trade and other receivables		(3.8)	(24.0)	30.1
Increase/(decrease) in trade and other payables		43.8	129.6	(16.3)
Tax paid		(89.6)	(141.0)	(89.3)
Net cash from operating activities		845.7	987.9	997.2

Investing activities
Payments for purchases of property, plant and equipment		(370.8)	(376.2)	(383.9)
Payments for purchases of intangible assets		—	(15.8)	(0.5)
Proceeds from sales of property, plant and equipment		10.9	12.0	18.2
Receipts from/(payments for) investments		3.0	7.2	(4.7)
Interest received		9.9	7.3	10.5
Net receipts from disposal of subsidiary	28	13.1	—	—
Net payments for acquisition of joint venture	28	(2.5)	—	—
Net refunds from acquisitions		—	—	17.5
Net cash used in investing activities		(336.4)	(365.5)	(342.9)

Financing activities
Return of capital to shareholders	18	(181.5)	—	(546.3)
Payments of expenses related to the share capital increase	18	(6.0)	—	(6.0)
Share buy-back payments	19	—	(42.3)	(16.6)
Purchase of shares held by non-controlling interests	28	(114.0)	(3.7)	—
Proceeds from shares issued to employees exercising stock options	18	4.7	5.7	1.8
Dividends paid to owners of the parent	29	—	(102.0)	(102.3)
Dividends paid to non-controlling interests		(6.5)	(7.0)	(5.3)
Proceeds from external borrowings		1,494.8	927.1	1,199.8
Repayments of external borrowings		(1,387.6)	(1,191.0)	(1,508.0)
Principal repayments of finance lease obligations		(48.1)	(75.2)	(85.3)
Proceeds from sale of interest rate swap contracts		—	33.0	—
Interest paid		(109.1)	(72.3)	(75.1)
Net cash used in financing activities		(353.3)	(527.7)	(1,143.3)
Net increase/(decrease) in cash and cash equivalents		156.0	94.7	(489.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		326.1	232.0	724.6
Net increase/(decrease) in cash and cash equivalents		156.0	94.7	(489.0)
Effect of changes in exchange rates		1.6	(0.6)	(3.6)
Hyperinflation impact on cash		(7.6)	—	—
Cash and cash equivalents at 31 December	14	476.1	326.1	232.0

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 8 of 82 are an integral part of these consolidated financial statements.

7

Notes to the Consolidated Financial Statements

1.   Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘the Group’) is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc (‘CCB’) by Hellenic Bottling Company S.A. (‘HBC’). Coca-Cola Hellenic and its subsidiaries (collectively ‘the Company’ or ‘the Group’) are principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company (‘TCCC’). The Company distributes its products in 27 countries in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 3.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

These consolidated financial statements were approved for issue by the Board of Directors on 15 March 2012 and are expected to be verified at the Annual General Meeting to be held on 25 June 2012.

Basis of preparation

The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards (‘IFRS’) issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

All IFRS issued by the IASB, which apply to the preparation of these consolidated financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group (‘EFRAG’).

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments and the financial statements of certain subsidiaries operating in a hyperinflationary economy which are restated and expressed in terms of the measuring unit currency at the balance sheet date and translated to Euro at the exchange rate of the balance sheet date.

Basis of consolidation

Subsidiary undertakings are those companies over which the Group, directly or indirectly, has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

The acquisition method of accounting is used to account for business combinations. The consideration transferred is the fair value of any asset transferred, shares issued and liabilities assumed.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.  Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date.   The excess of the consideration transferred and the fair value of non controlling interest over the net assets acquired and liabilities assumed is recorded as goodwill.  All acquisition related costs are expensed as incurred.

For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions — that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

Intercompany transactions and balances between Group companies are eliminated. Accounting policies of subsidiaries are modified where necessary to ensure consistency with policies adopted by the Group.

8

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when such control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management’s estimates by up to 10% the Group’s tax expense would increase (or decrease) by less than €3.3m.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits—Defined Benefit Pension Plans

The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 17.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 31 December 2011 was €23.2 m (2010: €31.6m, 2009: €26.9m). Of this balance, €13.5m (2010: €19.5m, 2009: €16.6m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognized as a reduction to revenue for the year ended 31 December 2011 amounted to €309.9m (2010: €240.0m, 2009: €123.4m). Marketing and promotional incentives provided to customers during 2011 amounted to €131.4m (2010: €160.1m, 2009: €167.9m).

9

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In 2011, such contributions totalled €49.0m (2010: €48.8m, 2009: €39.9m).

Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Intangible assets

Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the consideration transferred over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group’s cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (i.e. the higher of the value in use and fair value less costs to sell)  of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group’s trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

The useful life of franchise agreements is usually based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

10

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Deposits received for returnable containers by customers are accounted for as deposit liabilities.

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Goodwill and other indefinite-lived assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

11

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

The equity method of accounting involves recognising the Group’s share of the associates’ post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. The Group’s interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint ventures

The Group’s interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its proportional share of related assets, liabilities, income and expenses.

Financial assets

The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss (‘FVTPL’), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The cost of purchase includes transaction costs for investments other than those carried at FVTPL where transaction costs are expensed. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets’ previous carrying amount and their fair value less costs to sell.

12

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable’s carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

Trade payables are recognised initially at fair value and, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of Coca-Cola Hellenic and the presentation currency for the consolidated financial statements.

The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate, except for foreign subsidiaries operating in a hyperinflationary environment whose results are translated at the closing rate. The exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

13

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Entities operating in hyperinflationary economies prepare financial statements that are recorded in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.  The gain or loss on net monetary position is recorded in finance costs. The application of hyperinflation accounting includes:

•                  Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity from their date of acquisition or inclusion in the balance sheet to the end of the year for the changes in purchasing power of the currency caused by inflation.

•                  The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation.

•                  The subsidiary’s financial statements are translated at the closing exchange rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs incurred.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount, premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period.

Derivative financial instruments

The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Group’s underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

14

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Provisions

Provisions are recognised when: the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

Employee benefits

The Group operates a number of defined benefit and defined contribution pension plans in its territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised past service costs. The value of any defined benefit asset recognised is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

15

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods.  The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise are amortised over the remaining vesting period.

A number of the Group’s operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group’s contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group’s plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic’s share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 27.

In addition, the Group operates a stock purchase plan, an equity compensation in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost on the balance sheet, within equity, until they vest.

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

16

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity.  In this case the tax is recognised in other comprehensive income or directly in equity respectively.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

Coca-Cola Hellenic has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

Dividends are recorded in the Group’s consolidated financial statements in the period in which they are approved by the Group’s shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability at the balance sheet date.

Comparative Figures

Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in pension accounting discussed below.

17

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Changes in accounting policy

Coca-Cola Hellenic has assessed its accounting policy with regard to IAS 19 Employee Benefits and the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Group previously recognised these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognised actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognised) in accordance with IAS 19. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

As of 1 January 2011, the Group determined that it would change its accounting policy to recognise actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

As a result of the voluntary accounting policy change, the following adjustments were made to the consolidated financial statements:

	Year ended 31 December 2010 €million	Year ended 31 December 2009 €million
Profit after tax
Profit before change in accounting policy	434.9	421.6
Reversal of actuarial losses	4.9	3.8
Change in deferred tax	(1.1)	(0.4)
Profit after change in accounting policy	438.7	425.0

	Year ended 31 December 2010 €million	Year ended 31 December 2009 €million
Total comprehensive income
Total comprehensive income before change in accounting policy	606.5	334.9
Net change to profit after tax	3.8	3.4
Reversal of actuarial losses in other comprehensive income	2.7	4.4
Change in deferred tax	(0.6)	(0.4)
Total comprehensive income after change in accounting policy	612.4	342.3

Earnings per share for the twelve months ended 31 December 2010 and 2009 as a result of the restatement increased from €1.16 to €1.17 and from €1.09 to €1.10 respectively.

If the accounting policy had not been changed, the profit after tax for the twelve months ended 31 December 2011 would have been €1.0 million lower and the actuarial gains and losses recognised in other comprehensive income and pension liability would have remained to a large extent unrecognised.

	As at 31 December 2010 €million	As at 31 December 2009 €million	As at 1 January 2009 €million
Consolidated statement of changes in equity
Equity before change in accounting policy	3,095.9	2,595.9	2,930.8
Allocation of unrecognised net losses to retained earnings	(34.0)	(39.5)	(47.3)
Allocation of unrecognised net losses to non-controlling interests	(1.1)	(1.5)	(1.1)
Equity after change in accounting policy	3,060.8	2,554.9	2,882.4

18

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

	As at	As at
	31 December2010 €million	31 December 2009 €million
Non-current provisions
Non-current provisions before change in accounting policy	119.9	129.6
Recognition of actuarial losses	24.3	40.8
Non-current provisions after change in accounting policy	144.2	170.4

	As at	As at
	31 December2010 €million	31 December 2009 €million
Deferred tax liabilities
Deferred tax liabilities before change in accounting policy	172.8	142.3
Change in deferred tax	(9.9)	(8.8)
Deferred tax liabilities after change in accounting policy	162.9	133.5

	As at	As at
	31 December2010 €million	31 December 2009 €million
Other non-current assets
Other non-current assets before change in accounting policy	61.3	57.5
Recognition of actuarial losses	(20.9)	(12.0)
Other non-current assets after change in accounting policy	40.4	45.5

	As at	As at
	31 December2010 €million	31 December 2009 €million
Deferred tax assets
Deferred tax assets before change in accounting policy	34.8	29.6
Change in deferred tax	0.2	3.0
Deferred tax assets after change in accounting policy	35.0	32.6

Accounting pronouncements adopted in 2011

In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2011. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standards and interpretations are:

Amendment to IAS 32, ‘Financial instruments: Presentation — Classification of rights issues’.  The standard was amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.  There was no impact to the Group’s consolidated financial statements as a result of adopting this amendment.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’.  The interpretation clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. There was no impact to the Group’s consolidated financial statements as a result of adopting this interpretation.

19

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

IAS 24, ‘Related party disclosures’ (revised 2009).  The revised standard amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities.  There was no impact to the Group’s consolidated financial statements as a result of adopting the revised standard.

Amendment to IFRIC 14, ‘IAS 19 — The limit on defined benefit assets, minimum funding requirements and their interaction’.  The amendment removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The amendment results in pre-payments of contributions in certain circumstances being recognised as an asset rather than an expense. As the Group does not have significant assets from voluntary prepayments for minimum funding contributions the amendment did not have a significant impact on the Group’s consolidated financial statements.

As part of its annual improvement process, in May 2010 the IASB issued the following amendments to standards and interpretations. There was no impact to the Group’s consolidated financial statements as a result of adopting these amendments:

IFRS 3, Business Combinations:   The amendments to the standard specify that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value. Furthermore, the amendments to the standard clarify the treatment of the un-replaced and voluntary replaced share based payment awards and also clarify the transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3(2008).

IFRS 7, Financial Instruments: Disclosures The amendments to the standard encourage specific qualitative disclosures and clarify the required level of disclosure around credit risk and collateral held and provide relief from disclosure of renegotiated loans.

IAS 1, Presentation of Financial Statements The amendments to the standard clarify that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

IAS 27, Consolidated and Separate Financial Statements The amendments to the standard provide clarification on the transitional requirements resulting from the amendments of IAS 27 (2008).

IFRIC 13, Customer Loyalty Programmes:  The amendments to the interpretation clarify that the ‘fair value’ of award credits should take into account i) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale, and ii) any expected forfeitures.

IAS 34, Interim Financial Reporting: The amendments to the standard provide further clarification that disclosures for significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report.

20

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Accounting pronouncements not yet adopted

At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company’s operations were issued but not yet effective and not early adopted:

IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and liabilities.  IFRS 9 was issued in November 2009 and October 2010 and it replaces parts of IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. For financial liabilities the standard retains most of the IAS 39 requirements, the main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will be effective for annual periods beginning on or after 1 January 2015. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures as part of its comprehensive review of off balance sheet activities. The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions. Specifically, the amendments require disclosures of the relationship between transferred financial assets that are not derecognised in their entirety and the associated liabilities; as well as disclosure of the nature of, and risks associated with, an entity’s continuing involvement in derecognised financial assets. The amended standard is effective for annual periods beginning on or after 1 July, 2011. The amendments to the standard are not expected to have a significant impact on the Group’s consolidated financial statements.

The amendment IAS 12 Income Taxes — Recovery of Underlying Assets clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012 and is not expected to have an impact on the Group’s consolidated financial statements.

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities.  The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly).  The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

21

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013.  The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognised as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Group has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing IAS 19. The Group is currently evaluating the impact of the remaining changes of this amended standard on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012.  The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.  The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013.  The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued and amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. This amendment has not yet been adopted by the EU.

22

Notes to the Consolidated Financial Statements (continued)

2.   Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December, except for subsidiaries operating in hyperinflationary environment as explained in Note 1. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average	Average	Average	Closing	Closing
	2011	2010	2009	2011	2010
US dollar	1.40	1.32	1.40	1.31	1.31
UK sterling	0.87	0.85	0.89	0.83	0.85
Polish zloty	4.12	4.01	4.34	4.40	3.99
Nigerian naira	212.90	196.41	206.76	204.79	196.01
Hungarian forint	279.76	276.38	279.86	306.54	279.30
Swiss franc	1.23	1.38	1.51	1.22	1.25
Russian rouble	41.04	40.11	44.18	41.27	39.95
Romanian leu	4.23	4.22	4.23	4.30	4.29
Ukrainian hryvnia	11.11	10.49	10.92	10.44	10.50
Czech crown	24.65	25.31	26.45	25.75	25.27
Serbian dinar	101.99	103.40	94.12	102.65	105.88

3.   Segmental Analysis

Coca-Cola Hellenic has one business, being the production, sale and distribution of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Group’s operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group’s reportable segments are the same as those described in Note 1 . The Group’s Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on volume, net sales revenue and operating profit.

There are no material amounts of sales or transfers between the Group’s segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

23

Notes to the Consolidated Financial Statements (continued)

3.   Segmental analysis (continued)

		2011	2010	2009
Year ended 31 December	Note	€ million	€ million	€ million

Volume in unit cases(1)
Established		699.5	718.2	743.2
Developing		399.7	391.7	388.3
Emerging		984.2	990.1	937.8
Total volume in unit cases		2,083.4	2,100.0	2,069.3

Net sales revenue
Established		2,807.0	2,834.6	2,927.8
Developing		1,161.5	1,140.0	1,149.1
Emerging		2,885.8	2,819.0	2,466.7
Total net sales revenue		6,854.3	6,793.6	6,543.6

Adjusted EBITDA(2)
Established		349.7	408.0	429.3
Developing		141.1	163.9	165.0
Emerging		385.9	479.6	428.8
Total adjusted EBITDA		876.7	1,051.5	1,023.1

Depreciation and impairment of property, plant and equipment
Established		(136.9)	(132.2)	(122.3)
Developing		(80.4)	(73.0)	(77.0)
Emerging		(178.4)	(182.6)	(161.4)
Total depreciation and impairment of property, plant and equipment	5	(395.7)	(387.8)	(360.7)

Amortisation of intangible assets
Established		(0.8)	(4.5)	(1.4)
Developing		(0.4)	(0.5)	(0.5)
Emerging		(2.0)	(2.1)	(2.8)
Total amortisation of intangible assets		(3.2)	(7.1)	(4.7)

Other non-cash items(3)
Established		(3.3)	(2.4)	(4.4)
Developing		(1.9)	(1.2)	(1.2)
Emerging		(4.2)	(3.1)	(9.5)
Total other non-cash items		(9.4)	(6.7)	(15.1)

(1)     One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2)     We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

(3)     Other non-cash items comprise adjustments to intangible assets of which were nil in 2011 and 2010 (2009: €2.2m) (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of which were nil in 2011 and 2010 (2009: €6.5m) (refer to Note 20), stock option expenses of €8.1m (2010: €6.7m, 2009: €6.4m) (refer to Note 26) and other items of €1.3m (2010: nil, 2009: nil).

24

Notes to the Consolidated Financial Statements (continued)

3.   Segmental analysis (continued)

		2011	2010	2009
Year ended 31 December	Note	€ million	€ million	€ million
Operating profit
Established		208.7	268.9	301.2
Developing		58.4	89.2	86.3
Emerging		201.3	291.8	255.1
Total operating profit		468.4	649.9	642.6

Interest expense and finance charges
Established		(94.3)	(106.2)	(59.6)
Developing		(2.2)	(2.0)	(4.7)
Emerging		(34.8)	(21.7)	(51.1)
Corporate		(146.7)	(153.1)	(122.3)
Inter segment interest expense		173.5	200.3	159.2
Total interest expense and finance charges		(104.5)	(82.7)	(78.5)

Finance income
Established		38.8	49.4	9.1
Developing		1.4	2.4	1.9
Emerging		24.1	16.2	41.3
Corporate		119.0	139.7	116.4
Inter segment finance income		(173.5)	(200.3)	(159.3)
Total finance income	21	9.8	7.4	9.4

Income tax expense
Established		(51.6)	(73.0)	(87.9)
Developing		(12.6)	(22.4)	(20.5)
Emerging		(30.4)	(40.6)	(31.4)
Corporate		(8.1)	(2.0)	(3.1)
Total income tax expense	22	(102.7)	(138.0)	(142.9)

Reconciling items
Net foreign exchange translation losses	21	0.6	(0.4)	(3.7)
Share of results of equity method investments	6	1.2	2.5	(1.9)
Profit after tax		272.8	438.7	425.0

Expenditure on non-current assets(4)
Established		118.8	123.2	96.6
Developing		46.5	61.0	48.8
Emerging		205.5	207.8	239.0
Total expenditure on non-current assets		370.8	392.0	384.4

Intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions
Established		—	—	(30.9)
Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	—	—	(30.9)

(4)     Total additions of property, plant and equipment for the year ended 31 December 2011 were €404.7.m (2010: €446.2m, 2009: €370.0m).

25

Notes to the Consolidated Financial Statements (continued)

3.   Segmental analysis (continued)

The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group’s country of domicile), Russia and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

	2011	2010	2009
Year ended 31 December	€ million	€ million	€ million

Net sales revenue from external customers
Greece	526.9	604.9	714.3
Russia	1,201.4	1,138.6	878.2
Italy	1,133.1	1,135.2	1,166.4
All countries, other than Greece, Russia and Italy	3,992.9	3,914.9	3,784.7
Total net sales revenue from external customers	6,854.3	6,793.6	6,543.6

	2011	2010	2009
Year ended 31 December	€ million	€ million	€ million

Non-current assets(5)
Greece	175.2	194.2	196.0
Russia	817.6	850.5	792.3
Italy	1,072.3	1,091.6	1,080.6
All countries, other than Greece, Russia and Italy	2,969.5	2,992.2	2,810.3
Total non-current assets	5,034.6	5,128.5	4,879.2

(5)     Excluding financial instruments, equity method investments and deferred tax assets.

26

Notes to the Consolidated Financial Statements (continued)

4.   Intangible assets

				Other
		Franchise		intangible
	Goodwill	agreements	Trademarks	assets	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2011	1,895.6	157.7	94.0	27.2	2,174.5
Intangible assets arising on current year acquisitions	2.7	—	0.2	—	2.9
Disposal of subsidiary	(13.5)	—	—	(2.9)	(16.4)
Foreign currency translation	(3.9)	(0.9)	(1.9)	(0.2)	(6.9)
As at 31 December 2011	1,880.9	156.8	92.3	24.1	2,154.1
Amortisation
As at 1 January 2011	185.3	—	8.6	13.7	207.6
Charge for the year	—	—	0.6	2.6	3.2
Disposal of subsidiary	(2.9)	—	—	(1.5)	(4.4)
As at 31 December 2011	182.4	—	9.2	14.8	206.4
Net book value as at 1 January 2011	1,710.3	157.7	85.4	13.5	1,966.9
Net book value as at 31 December 2011	1,698.5	156.8	83.1	9.3	1,947.7
Cost
As at 1 January 2010	1,829.9	136.7	88.7	22.6	2,077.9
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2
As at 31 December 2010	1,895.6	157.7	94.0	27.2	2,174.5
Amortisation
As at 1 January 2010	185.3	—	8.0	10.5	203.8
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)
As at 31 December 2010	185.3	—	8.6	13.7	207.6
Net book value as at 1 January 2010	1,644.6	136.7	80.7	12.1	1,874.1
Net book value as at 31 December 2010	1,710.3	157.7	85.4	13.5	1,966.9

27

Notes to the Consolidated Financial Statements (continued)

4.   Intangible assets (continued)

Goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group’s cash-generating units expected to benefit from those intangibles.

The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2011	2010
	€ million	€ million
Intangible assets not subject to amortisation
Goodwill	1,698.5	1,710.3
Franchise agreements	156.8	157.7
Trademarks	82.0	84.4
	1,937.3	1,952.4
Intangible assets subject to amortisation
Trademarks	1.1	1.0
Water rights	6.9	7.4
Other intangible assets	2.4	6.1
	10.4	14.5
Total intangible assets	1,947.7	1,966.9

The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011.

		Franchise
	Goodwill	agreements	Total
	€ million	€ million	€ million
Italy	625.2	126.9	752.1
Switzerland	377.5	—	377.5
Total Ireland	288.9	—	288.9
Total	1,291.6	126.9	1,418.5

The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2009, 2010 and 2011.

The recoverable amount of each operation has been determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Group’s main business activities, cash flow projections have been extended over ten years. Cash flow projections for years four to ten have been projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

28

Notes to the Consolidated Financial Statements (continued)

4.   Intangible assets (continued)

Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceed, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

For those countries that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in		Discount
	perpetuity (%)		rate (%)
	2011	2010	2011	2010
Italy	3.0	3.0	9.9	8.2
Switzerland	1.5	1.4	6.2	6.0
Total Ireland	2.0	2.5	9.5	8.1

Management believes that any reasonably possible change in any of the key assumptions would not cause the operation’s carrying amount to exceed its recoverable amount.

29

Notes to the Consolidated Financial Statements (continued)

5.   Property, plant and equipment

	Land and	Plant and	Returnable	Assets under
	buildings	equipment	containers	construction	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2011	1,464.9	3,664.9	353.0	165.7	5,648.5
Additions	7.6	164.7	46.6	185.8	404.7
Arising on acquisitions	0.7	—	—	—	0.7
Disposals	(8.2)	(114.1)	(19.1)	—	(141.4)
Disposal of subsidiary	(0.2)	(9.1)	—	—	(9.3)
Reclassified from assets held for sale (refer to Note 13)	—	5.9	—	—	5.9
Reclassifications	49.0	140.1	0.2	(189.3)	—
Foreign currency translation	(26.7)	(83.7)	(5.8)	(2.9)	(119.1)
Effect of hyperinflation	0.9	8.9	—	0.2	10.0
As at 31 December 2011	1,488.0	3,777.6	374.9	159.5	5,800.0
Depreciation and impairment
As at 1 January 2011	284.1	2,098.0	143.5	—	2,525.6
Charge for the year	39.3	300.8	34.6	—	374.7
Impairment	2.5	15.2	3.3	—	21.0
Disposals	(5.0)	(102.6)	(17.3)	—	(124.9)
Disposal of subsidiary	(0.1)	(2.7)	—	—	(2.8)
Reclassified from assets held for sale (refer to Note 13)	—	4.1	—	—	4.1
Foreign currency translation	(5.7)	(46.9)	(2.2)	—	(54.8)
Effect of hyperinflation	0.2	5.4	—	—	5.6
As at 31 December 2011	315.3	2,271.3	161.9	—	2,748.5
Net book value as at 1 January 2011	1,180.8	1,566.9	209.5	165.7	3,122.9
Net book value as at 31 December 2011	1,172.7	1,506.3	213.0	159.5	3,051.5
Cost
As at 1 January 2010	1,285.8	3,331.9	304.7	252.8	5,175.2
Additions	16.7	163.2	41.3	225.0	446.2
Disposals	(10.1)	(142.7)	(7.2)	—	(160.0)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified to assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	132.4	202.3	0.1	(334.8)	—
Foreign currency translation	41.4	109.4	14.1	22.7	187.6
As at 31 December 2010	1,464.9	3,664.9	353.0	165.7	5,648.5
Depreciation
As at 1 January 2010	243.4	1,871.9	98.6	—	2,213.9
Charge for the year	38.1	303.1	46.6	—	387.8
Disposals	(5.8)	(135.4)	(7.2)	—	(148.4)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified to assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.0	5.5	—	72.0
As at 31 December 2010	284.1	2,098.0	143.5	—	2,525.6
Net book value as at 1 January 2010	1,042.4	1,460.0	206.1	252.8	2,961.3
Net book value as at 31 December 2010	1,180.8	1,566.9	209.5	165.7	3,122.9

Assets under construction at 31 December 2011 include advances for equipment purchases of €17.8m (2010: €48.3m). Impairment of Property, Plant and Equipment of €21.0m relates to restructuring initiatives of €11.5m, €8.9 m and €0.6 m in the established, developing and emerging segments respectively.

30

Notes to the Consolidated Financial Statements (continued)

5.   Property, plant and equipment (continued)

Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2011	2010
	€ million	€ million
As at 1 January	235.0	251.5
Additions	4.3	62.8
Disposals	(53.5)	(47.8)
Depreciation charge	(22.4)	(31.4)
Foreign currency translation	(2.4)	(0.1)
As at 31 December	161.0	235.0

Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2011 was €44.7m (2010: €42.0m). The net book value of plant and equipment held under finance leases as at 31 December 2011 was €116.3m (2010: €193.0m).

6.   Equity method investments

(a)          Investments in associates

The effective interest held in and the carrying value of the investments in associates at 31 December are:

		Effective	Effective	Carrying	Carrying
		interest	interest	value	value
	Country of	held	held	2011	2010
	incorporation	2011	2010	€ million	€ million
Frigoglass Industries Limited	Nigeria	24%	16%	15.6	14.5
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.9	0.9
Total investments in associates				16.5	15.4

The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2010: 23.9%) holding held by Nigerian Bottling Company plc in which the Group has a 100% (2010: 66.4%) interest since September 2011. There are restrictive controls on the movement of funds out of Nigeria.

Summarised financial information of the associates, concerning our effective interest held, is as follows:

	Frigoglass Industries Limited			PET to PET Recycling Österreich GmbH
	2011	2010	2009	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million	€ million
Assets	35.4	19.9	14.5	3.3	3.4	3.2
Liabilities	12.1	6.4	3.9	2.4	2.6	2.4
Revenues	23.9	14.8	12.5	2.6	2.0	1.5
Total profit and loss for the year	2.9	2.0	1.3	0.1	0.1	0.1

31

Notes to the Consolidated Financial Statements (continued)

6.     Equity method investments (continued)

(b)          Jointly controlled entities

The effective interest held in and the carrying value of the Group’s jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

		Effective	Effective	Carrying	Carrying
		interest	interest	value	value
	Country of	held	held	2011	2010
	incorporation	2011	2010	€ million	€ million
Fonti Del Vulture S.r.l	Italy	50%	50%	21.0	20.8
Ilko Hellenic Partners GmbH	Austria	0%	33%	—	0.9
Multivita Sp. z o.o.	Poland	50%	50%	3.0	1.7
Valser Mineralquellen GmbH	Switzerland	50%	50%	2.4	2.3
Total investments in jointly controlled entities				26.4	25.7

Apart from the companies mentioned above, the Group holds 50% effective interest (2010: 50%) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

On 27 March 2008 the Group together with TCCC and Illycaffe S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the “illy” brand across Coca-Cola Hellenic’s territories. In 2011, the Group disposed its interest in the joint venture, which had no significant effect on the Group’s financial statements (loss of €0.6m). The Group continues to sell and distribute ready-to-drink coffee under the “illy” brand across its territories.

Changes in the carrying amounts of equity method investments are as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	41.1	36.2	38.8
Capital increase	1.7	2.9	—
Disposals	(0.3)	—	—
Share of results of equity method investments	1.2	2.5	(1.9)
Return of capital from associates	—	(1.9)	—
Foreign currency translation	(0.8)	1.4	(0.7)
As at 31 December	42.9	41.1	36.2

7.   Available-for-sale financial assets

Movements in available-for-sale financial assets are as follows:

	2011	2010
	€ million	€ million
As at 1 January	1.8	17.7
Purchases	0.1	0.3
Disposals	(0.1)	(16.7)
Unrealised (losses)/gains on available-for-sale financial assets	(0.4)	0.5
As at 31 December	1.4	1.8

Available-for-sale financial assets relate to listed equities €0.8m (2010: €1.5m) and other unlisted equities of €0.6m (2010: €0.3m). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

32

Notes to the Consolidated Financial Statements (continued)

8.   Financial Instruments

Categories of financial instruments at 31 December were as follows:

2011

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.5	1.4	2.9
Derivative financial instruments	—	3.9	81.3	—	—	85.2
Trade and other receivables	1,018.4	—	—	—	—	1,018.4
Cash and cash equivalents	476.1	—	—	—	—	476.1
Total	1,494.5	3.9	81.3	1.5	1.4	1,582.6

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million
Trade and other payables	1,492.1	—	—	1,492.1
Borrowings	2,256.0	—	—	2,256.0
Derivative financial instruments	—	63.6	71.4	135.0
Total	3,748.1	63.6	71.4	3,883.1

2010

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.6	1.8	3.4
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables	1,003.6	—	—	—	—	1,003.6
Cash and cash equivalents	326.1	—	—	—	—	326.1
Total	1,329.7	0.7	76.6	1.6	1.8	1,410.4

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million

Trade and other payables	1,428.3	—	—	1,428.3
Borrowings	2,191.5	—	—	2,191.5
Derivative financial instruments	—	72.7	67.5	140.2
Total	3,619.8	72.7	67.5	3,760.0

33

Notes to the Consolidated Financial Statements (continued)

8.   Financial Instruments (continued)

The derivative financial instruments are included in the Group’s balance sheet as follows:

	Assets	Liabilities
	€ million	€ million
At 31 December 2011
Current
Foreign currency forward contracts	13.9	(2.4)
Foreign currency option contracts	1.8	(0.4)
Commodity swap contracts	—	(1.4)
Total current	15.7	(4.2)
Non-current
Interest rate swap contracts	69.5	—
Cross-currency swap contracts	—	(130.8)
Total non-current	69.5	(130.8)
At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—
Total current	4.2	(4.1)
Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)
Total non-current	73.1	(136.1)

As at 31 December 2011, other receivables of €26.3m (2010: €11.6m) served as collateral for net open position of interest rate and cross currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Net fair values of derivative financial instruments

(a)          Cash flow hedges

The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	9.8	0.6
Foreign currency option contracts	1.4	1.2
Interest rate swap contracts	43.8	37.7
	55.0	39.5
Contracts with negative fair values
Foreign currency forward contracts	(1.5)	(3.4)
Cross currency swap contracts	(69.9)	(63.5)
	(71.4)	(66.9)

34

Notes to the Consolidated Financial Statements (continued)

8.         Financial Instruments (continued)

Cash flows from the Group’s cash flow hedges at 31 December 2011 are expected to occur and, accordingly, affect profit or loss in 2012, except for the combined interest rate/cross currency swap hedging contracts used for the US$400m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)                               Fair value hedges

The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	0.6	1.7
Interest rate swap contracts	25.7	35.4
	26.3	37.1
Contracts with negative fair values
Foreign currency forward contracts	—	(0.6)

(c)                                Undesignated hedges

The fair values of derivative financial instruments at 31 December for which hedge accounting has not been applied, were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	3.5	0.3
Foreign currency option contracts	0.4	0.4
	3.9	0.7
Contracts with negative fair values
Foreign currency forward contracts	(0.9)	(0.1)
Foreign currency option contracts	(0.4)	—
Cross-currency swap contracts	(60.9)	(72.6)
Commodity swap contracts	(1.4)	—
	(63.6)	(72.7)

35

Notes to the Consolidated Financial Statements (continued)

8.         Financial Instruments (continued)

Foreign currency forward contracts and foreign currency option contracts

The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2011 totaled €419.3m (2010: €246.0m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2011 totaled €64.3m (2010: €158.0m).

Commodity swap contracts

The Group purchases sugar on an ongoing basis to meet its operational needs. The increased volatility in commodity prices over the past 12 months has led to the decision to enter into commodity swap contracts in August 2011.

These contracts are expected to reduce volatility of cash flows in respect of sugar purchases attributable to the fluctuation of the sugar price for a period up to 36 months in accordance with the Group’s  risk management policy (see Note 30).

The notional principal amounts of the outstanding commodity swap contracts at 31 December 2011 totaled €40.9m (2010: nil).

Interest rate swap contracts

The Group uses interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts totaled $900.0m (2010: $900.0m). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014.  As a result an amount of €1.4m was credited to the income statement, in the interest expense line, in 2010.

The interest rate swap contracts outstanding at 31 December 2011 can be summarised as follows:

	Amount			Receive	Pay
Currency	million	Start date	Maturity date	fixed rate	floating rate

US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin
	900.0

Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September annually until maturity.

Cross-currency swap contracts

The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 31 December 2011 the fair value of the cross-currency swap contracts represented a liability of €130.8m (2010: €136.1m). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €5.3m gain (2010: €39.3m gain, 2009: €15.7m loss) on the cross-currency swap contracts during 2011 was more than offset by the €21.1m  loss, (2010: €44.9m loss, 2009: €15.7m gain) recorded on the translation of the US dollar- denominated debt to euro.

Part of the restructuring of the Group’s interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

36

Notes to the Consolidated Financial Statements (continued)

8.         Financial Instruments (continued)

The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2011 totaled €803.9m (2010: €803.9m). The cross-currency swap contracts outstanding at 31 December 2011 are summarised as follows:

				Receive	Pay
US$ million	€ million	Start date	Maturity date	floating rate	rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%
900.0	803.9

Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

	Ineffectiveness	Fair value	Losses/(gains)	Cash flow
	charged	hedges	released	hedges losses/
	(credited) to the	charged to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
	€ million	€ million	€ million	€ million
31 December 2011
Derivatives
Interest rate swap contracts for fair value hedging	1.1	(9.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	5.5	—	—	9.7
Foreign currency forward contracts / Foreign currency option contracts	—	1.5	3.1	(15.0)
Commodity swap contracts	—	(1.4)	—	—
Hedged items
Borrowings	—	9.7	—	(15.2)
Forecast transactions	—	—	—	15.0
Other foreign currency assets / liabilities	—	0.5	—	—
Total	6.6	0.6	3.1	(5.5)
Recorded in
Operating expenses	—	0.6	3.1
Interest expense	6.6	—	—
Total	6.6	0.6	3.1
31 December 2010
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	(27.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts / Foreign currency option contracts	—	0.9	2.0	3.0
Hedged items
Borrowings	—	27.7	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets / liabilities	—	(0.3)	—	—
Total	(1.0)	0.6	2.0	(2.8)
Recorded in
Operating expenses	—	0.6	2.0
Interest expense	(1.0)	—	—
Total	(1.0)	0.6	2.0

37

Notes to the Consolidated Financial Statements (continued)

8.         Financial Instruments (continued)

		Fair value	Losses/(gains)	Cash flow
	Ineffectiveness	hedges	released	hedges losses/
	charged to the	(credited) to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
	€ million	€ million	€ million	€ million
31 December 2009
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Foreign currency forward contracts / Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets / liabilities	—	3.1	—	—
Total	1.6	(8.8)	(9.7)	—
Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—
Total	1.6	(8.8)	(9.7)

38

Notes to the Consolidated Financial Statements (continued)

9.         Deferred Tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	2011	2010	2009
	€ million	€ million	€ million
Deferred tax assets	35.2	35.0	32.6
Deferred tax liabilities	(171.5)	(162.9)	(133.5)
Total deferred tax	(136.3)	(127.9)	(100.9)

The gross amounts of deferred tax assets and liabilities are as follows:

	2011	2010	2009
	€ million	€ million	€ million
Deferred tax assets
To be recovered after more than 12 months	72.5	69.0	66.7
To be recovered within 12 months	86.6	94.6	87.8
	159.1	163.6	154.5

Deferred tax liabilities
To be recovered after more than 12 months	(288.3)	(283.9)	(244.4)
To be recovered within 12 months	(7.1)	(7.6)	(11.0)
	(295.4)	(291.5)	(255.4)
Deferred tax liabilities (net)	(136.3)	(127.9)	(100.9)

The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	(127.9)	(100.9)	(92.5)
Taken to the income statement (refer to Note 22)	(16.1)	(30.6)	(24.6)
Taken to equity	5.2	(0.3)	2.6
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and Note 22)	—	10.2	1.6
Arising on current year acquisitions	0.1	—	—
Arising on prior year acquisitions	—	—	10.4

Arising on disposal of subsidiary	0.7	—	—
Foreign currency translation	1.7	(6.3)	1.6
As at 31 December	(136.3)	(127.9)	(100.9)

39

Notes to the Consolidated Financial Statements (continued)

9.         Deferred Tax (continued)

The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

	Tax in excess		Capital		Other
	of book	Assets	investment	Derivative	deferred tax
	depreciation	impairment	incentives	instruments	liabilities	Total
Deferred tax liabilities	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2010	(239.4)	(2.9)	(2.2)	0.6	(11.5)	(255.4)
Taken to the income statement	(25.6)	(0.2)	—	—	(1.3)	(27.1)
Taken to equity	—	—	—	0.2	0.3	0.5
Transfer to deferred tax asset	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)
As at 31 December 2010	(276.3)	(3.0)	(2.2)	0.8	(10.8)	(291.5)
Taken to the income statement	(15.6)	3.0	—	—	2.1	(10.5)
Taken to equity	—	—	—	(2.8)	0.1	(2.7)
Arising on disposal of subsidiary	0.7	—	—	—	—	0.7
Transfer to deferred tax asset	0.5	—	—	—	2.7	3.2
Foreign currency translation	4.9	—	—	—	0.5	5.4
As at 31 December 2011	(285.8)	—	(2.2)	(2.0)	(5.4)	(295.4)

	Book in				Pensions	Other
	excess of tax		Tax losses		and	deferred
	depreciation	Provisions	carry-forward	Leasing	benefit plans	tax assets	Total
Deferred tax assets	€ million	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2010	1.7	65.5	18.4	13.7	20.0	35.2	154.5
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	1.6	(3.0)	6.7
Taken to equity	—	(0.1)	—	—	(0.9)	0.2	(0.8)
Transfer (from)/to deferred tax liability	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8
As at 31 December 2010	1.6	59.1	29.8	18.2	20.2	34.7	163.6
Taken to the income statement	0.3	(8.4)	8.3	(4.0)	(3.4)	1.6	(5.6)
Taken to equity	—	—	—	—	6.5	1.4	7.9
Arising on current year acquisition	—	—	—	—	—	0.1	0.1
Transfer from deferred tax liability	(0.5)	(0.1)	—	—	(2.6)	—	(3.2)
Foreign currency translation	(0.5)	(1.4)	—	(0.2)	(0.2)	(1.4)	(3.7)
As at 31 December 2011	0.9	49.2	38.1	14.0	20.5	36.4	159.1

40

Notes to the Consolidated Financial Statements (continued)

9.         Deferred Tax (continued)

Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €2.8m (2010: €3.3m). €1.8m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2012 and 2016 and €1.0m is attributable to tax losses that will expire between 2017 and 2020.

The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €2,433.5m (2010: €2,143.6m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10.   Other non-current assets

Other non-current assets consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Non-current prepayments	32.7	31.3	29.4
Loans to non-related parties	2.4	4.5	7.8
Loans to related parties (refer to Note 34)	0.3	3.0	6.7
Held-to-maturity investments	1.5	1.6	1.6
Total other non-current assets	36.9	40.4	45.5

11.   Inventories

Inventories consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Finished goods	163.5	195.7
Raw materials and work in progress	182.3	182.8
Consumables	105.7	103.2
Total inventories	451.5	481.7

The amount of inventories recognized as an expense during 2011 was €3,234.9m (2010: €3,066.6m, 2009: €3,001.1m). During 2011 provision of obsolete inventories recognised as an expense amounted to €2.9m (2010:  €1.1m, 2009: €5.0m), whereas provision reversed in the period amounted to €1.3m (2010: €2.6m, 2009: €0.6m).

12.   Trade receivables

Trade receivables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Trade receivables	930.7	938.4
Less: Provision for doubtful debts	(75.5)	(68.2)
Total trade receivables	855.2	870.2

41

Notes to the Consolidated Financial Statements (continued)

12.   Trade receivables(continued)

The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer’s credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group. The Group’s exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 30.

The trade receivables are as follows:

	2011	2010
	€ million	€ million
Due within due date	715.8	706.1
Less: Provision for doubtful debts within due date	(1.1)	(3.5)
Past due	214.9	232.3
Less: Provision for doubtful debts past due	(74.4)	(64.7)
Total trade receivables	855.2	870.2

As at 31 December 2011, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €23.1m (2010: €22.1m).

As at 31 December 2011, trade receivables of €140.5m (2010: €167.6m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	116.7	140.7
3 to 6 months	11.6	16.9
6 to 9 months	4.9	5.8
More than 9 months	7.3	4.2
	140.5	167.6

As at 31 December 2011, trade receivables of €74.4m (2010: €64.7m) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	(12.2)	(5.4)
3 to 6 months	(6.0)	(11.5)
6 to 9 months	(3.3)	(4.5)
More than 9 months	(52.9)	(43.3)
	(74.4)	(64.7)

The movement in the provision for doubtful debts during the year is as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	(68.2)	(65.3)	(53.1)
Amounts written off during the year	6.7	7.7	7.9
Amounts recovered during the year	4.5	11.2	3.4
Increase in allowance recognised in profit or loss	(19.0)	(21.1)	(24.0)
Foreign currency translation	0.5	(0.7)	0.5
As at 31 December	(75.5)	(68.2)	(65.3)

The recording and release of provision for impaired receivables are recorded within operating expenses.

42

Notes to the Consolidated Financial Statements (continued)

13.   Other receivables and assets

Other receivables and assets consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Prepayments	68.3	100.1
Receivables from related parties (refer to Note 34)	65.1	55.1
VAT and other taxes receivable	19.6	20.1
Collateral for interest rate swap contracts (refer to Note 8)	26.3	11.6
Loans and advances to employees	11.9	8.2
Receivables from sale of property, plant and equipment	0.8	4.0
Assets classified as held for sale	—	1.8
Other receivables	39.5	32.6
Total other receivables and assets	231.5	233.5

The related party receivables, net of the provision for doubtful debts, are as follows:

	2011	2010
	€ million	€ million
Due within due date	61.0	50.4
Past due	4.1	4.7
Total related party receivables	65.1	55.1
Collateral held against related party receivables	—	0.3

As at 31 December 2011, related party receivables of €4.1m (2010: €4.7m) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	2.4	3.0
3 to 6 months	0.5	0.5
6 to 9 months	0.4	0.1
More than 9 months	0.8	1.1
Total	4.1	4.7

During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment. As at 31 December 2009, plant and equipment with a net book value of €1.4m remained classified as held for sale. In 2010, €1.0m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met and €0.4m remained classified as held for sale since we expected that these vehicles would be sold during 2011.

43

Notes to the Consolidated Financial Statements (continued)

13.   Other receivables and assets (continued)

During 2010, non-current assets with a net book value of €1.8m were classified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m was sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

During 2011 no assets were classified as held for sale. Additionally, non-current assets with a net book value of €1.8m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

14.   Cash and cash equivalents

Cash and cash equivalents at 31 December comprise the following:

	2011	2010
	€ million	€ million
Cash at bank, in transit and in hand	93.3	72.8
Short-term deposits	382.8	253.3
Total cash and cash equivalents	476.1	326.1

Cash and cash equivalents are held in the following currencies:

	2011	2010
	€ million	€ million
Euro	373.0	283.5
Nigerian naira	51.7	3.0
FYROM dinar	11.9	4.4
Russian rouble	9.6	3.7
Belorusian rouble	6.6	7.6
Croatian kuna	5.0	4.0
Serbian dinar	3.9	10.7
Bulgaria lev	3.6	2.0
Ukrainian hryvnia	2.2	1.6
Romanian leu	2.0	1.3
US dollar	1.9	0.6
Swiss franc	1.5	1.2
Moldovan leu	0.7	0.1
Polish zloty	0.6	0.4
Bosnia and Herzegovina convertible mark	0.5	0.9
Other	1.4	1.1
Total cash and cash equivalents	476.1	326.1

Under Nigerian naira currency, an equivalent amount of €43.7m relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders’ of the Company’s subsidiary Nigerian Bottling Company plc (refer to Note 28).

The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group’s liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Intra group dividends paid by certain of our subsidiaries are also subject to withholding taxes.

44

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings

The Group held the following borrowings at 31 December:

	2011	2010
	€ million	€ million
Bank overdrafts	37.5	44.2
Bank loans	9.8	8.9
Current portion of long-term bonds, bills and unsecured notes	—	305.0
Commercial paper	250.0	127.0
Loan payable to related parties (refer to Note 34)	2.3	1.2
	299.6	486.3
Obligations under finance leases falling due within one year	21.9	48.8
Total borrowings falling due within one year	321.5	535.1
Borrowings falling due within one to two years
Bonds, bills and unsecured notes	411.1	—
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	1,446.5	1,259.7
Loan payable to related parties (refer to Note 34)	4.3	3.1
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	—	298.4
	1,861.9	1,561.2
Obligations under finance leases falling due in more than one year	72.6	95.2
Total borrowings falling due after one year	1,934.5	1,656.4
Total borrowings	2,256.0	2,191.5

Commercial paper programme and committed credit facilities

In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, of which the later is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2011 was €250.0m (2010: €127.0m).

In May 2011, Coca-Cola Hellenic replaced its existing €500.0m syndicated loan facility expiring on 17 December 2012, with a new €500.0m syndicated loan facility, issued through various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9m was charged to the income statement, in the finance costs line.  This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under this syndicated loan facility since inception. There are no financial covenants applicable to this facility.

Euro medium-term note programme (‘EMTN’)

In 2001, the Group established a €2.0bn euro medium-term note programme. Bonds issued under the programme through the 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500m. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which is almost 40% of the total issued €500m euro-denominated bond. As a consequence, an amount of €1.7m was charged to the income statement, in the finance costs line.

45

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings (continued)

In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. and partly to refinance a floating rate bond that matured in March 2009.

In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 18) and it allowed Coca-Cola Hellenic to extend its debt maturity profile.

In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300m 4.25% fixed rate notes to be consolidated and form a single series with the existing €300m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600m. The proceeds of the issue were used to repay the maturity of the existing €301.1m notes due on 15 July.

As at 31 December 2011, a total of €1.1bn in bonds issued under the €2.0bn EMTN programme were outstanding. A further amount of €0.9bn is available for issuance. These bonds are not subject to financial covenants.

Notes issued in the US market

On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0m (€694.4m at 31 December 2011 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€385.8m at 31 December 2011 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€308.6m at 31 December 2011 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Fixed coupon
$500m notes	17 September 2003	17 September 2013	5.125%
€500m bond	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m bond	16 November 2009	16 November 2016	4.250%
€300m bond	2 March 2011	16 November 2016	4.250%

The fair value of bonds and notes payable, including the current portion, is €1,926.3m (2010: €1,919.0m) compared to their book value, including the current portion, of €1,857.6m (2010: €1,863.1m).

46

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings (continued)

The present value of finance lease liabilities at 31 December was as follows:

	2011	2010
	€ million	€ million
Less than one year	21.9	48.8
Later than one year but less than two years	13.7	20.7
Later than two years but less than three years	11.3	14.6
Later than three years but less than four years	5.0	11.3
Later than four years but less than five years	3.2	4.6
Later than five years	39.4	44.0
Present value of finance lease liabilities	94.5	144.0

The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2011	2010
	€ million	€ million
Less than one year	24.8	53.2
Later than one year but less than two years	16.8	24.3
Later than two years but less than three years	13.8	17.0
Later than three years but less than four years	7.4	13.8
Later than four years but less than five years	5.5	6.8
Later than five years	41.4	46.8
	109.7	161.9
Future finance charges on finance leases	(15.2)	(17.9)
Present value of finance lease liabilities	94.5	144.0

Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

The borrowings at 31 December were held in the following currencies:

	Current	Non-current	Current	Non-current
	2011	2011	2010	2010
	€ million	€ million	€ million	€ million
Euro	269.8	1,159.4	487.7	881.2
US Dollar	—	749.4	—	744.1
Nigerian naira	45.6	—	23.6	—
Polish zloty	3.1	8.3	3.2	12.4
UK Sterling	1.8	16.7	6.0	18.1
Ukrainian hryvnia	0.7	0.7	9.4	0.6
Bulgarian lev	0.1	—	4.2	—
Other	0.4	—	1.0	—
Borrowings	321.5	1,934.5	535.1	1,656.4

47

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings (continued)

The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2011, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

				Fixed rate	Weighted
				liabilities	average
	Fixed	Floating		weighted	maturity for
	interest rate	interest rate	Total	average	which rate is
	€ million	€ million	€ million	interest rate	fixed (years)
Euro	1,375.9	53.3	1,429.2	4.9%	3.1
US Dollar	749.4	—	749.4	5.3%	2.6
Nigerian naira	—	45.6	45.6	—	—
Polish zloty	—	11.4	11.4	—	—
UK Sterling	—	18.5	18.5	—	—
Ukrainian hryvnia	—	1.4	1.4	—	—
Other	0.3	0.2	0.5	—	—
Financial liabilities	2,125.6	130.4	2,256.0	5.0%	2.9

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group’s policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400m US dollar fixed rate debt, a combination of floating to fixed rate cross currency swap contracts and fixed to floating rate interest rate swap contracts is used.

The $500m US dollar fixed rate debt has been fully swapped into a euro floating-rate obligation through a combination of interest rate and cross-currency swaps, with no residual currency risk for the life of the respective bond.  In June and July 2010 the $400m US dollar fixed rate debt which was initially swapped into a euro floating-rate obligation was restructured to a €357m fixed-rate liability (refer to Note 8).

Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Ukrainian hryvnia	3 month KIEVPRIME (Kiev inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)

48

Notes to the Consolidated Financial Statements (continued)

16.   Trade and other payables

Trade and other payables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Trade payables	423.5	384.7
Accrued liabilities	603.0	594.9
Payables to related parties (refer to Note 34)	188.6	181.4
Deposit liabilities	108.5	107.3
Other tax and social security liabilities	84.2	77.6
Salaries and employee related payable	57.9	62.5
Current portion of provisions (refer to Note 17)	52.0	38.5
Derivative liabilities (refer to Note 8)	4.2	4.1
Deferred income	8.7	2.2
Other payables	10.9	10.9
Total trade and other payables	1,541.5	1,464.1

17. Provisions

Provisions consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Current
Employee benefits	23.9	22.4	22.5
Restructuring and other	28.1	16.1	18.6
Total current provisions	52.0	38.5	41.1
Non-current
Employee benefits	146.5	130.5	151.1
Other	3.0	13.7	19.3
Total non-current provisions	149.5	144.2	170.4
Total provisions	201.5	182.7	211.5

The movements in restructuring and other provisions comprise:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	29.8	37.9	15.6
Arising during the year	50.3	35.0	34.6
Utilised during the year	(44.0)	(43.5)	(33.4)
Unused amount reversed	(0.1)	0.1	—
Arising on prior year acquisitions	—	—	21.4
Foreign currency translation	(4.9)	0.3	(0.3)
As at 31 December	31.1	29.8	37.9

Restructuring and other provisions comprise outstanding balances relating to restructuring of €23.9m (2010: €9.6m, 2009: €15.3m) that is expected to be completed in 2012 and a provision for long-term supply contracts in Italy of €3.2m (2010: €10.7m, 2009: €16.4m). In addition, 2011 included other items of €4.0m (2010: €9.5m, 2009: €6.2m).

49

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

Employee benefits

Employee benefits consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Defined benefit plans
Employee leaving indemnities	94.6	99.4	113.4
Pension plans	41.4	19.5	25.0
Long service benefits—jubilee plans	7.9	7.7	7.0
Total defined benefits plans	143.9	126.6	145.4
Other employee benefits
Annual leave	9.2	9.6	6.7
Stock appreciation rights	—	0.1	1.2
Other employee benefits	17.3	16.6	20.3
Total other employee benefits	26.5	26.3	28.2
Total employee benefits obligations	170.4	152.9	173.6

Employee benefit obligations at 31 December were split between current and non-current as follows:

	2011	2010	2009
	€ million	€ million	€ million
Current	23.9	22.4	22.5
Non-current	146.5	130.5	151.1
Total employee benefits obligations	170.4	152.9	173.6

Employees of Coca-Cola Hellenic’s subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee’s length of service, employment category and remuneration.

Coca-Cola Hellenic’s subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

50

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

Reconciliation of defined benefit obligation:

	2011	2010
	€ million	€ million
Present value of defined benefit obligation at 1 January	374.6	352.9
Service cost	13.0	13.3
Interest cost	15.8	17.0
Plan participants’ contributions	5.0	4.6
Past service cost arising from amendments	0.2	(2.2)
Curtailment/settlement	(5.1)	5.2
Benefits paid	(31.6)	(39.4)
Actuarial loss/(gain)	14.9	(3.3)
Foreign currency translation	3.7	26.5
Present value of defined benefit obligation at 31 December	390.5	374.6

Reconciliation of plan assets:

	2011	2010
	€ million	€ million
Fair value of plan assets at 1 January	248.9	207.1
Expected return on plan assets	13.3	12.2
Actual employer’s contributions	10.0	10.5
Actual participant’s contributions	5.0	4.6
Actual benefits paid	(11.1)	(11.7)
Settlement	(8.3)	—
Actuarial loss	(16.4)	(0.1)
Foreign currency translation	4.8	26.3
Fair value of plan assets at 31 December	246.2	248.9

In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy.

The present value and funded status of defined benefit obligations were as follows at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Present value of funded obligations	285.2	264.6	229.1
Fair value of plan assets	(246.2)	(248.9)	(207.1)
	39.0	15.7	22.0
Present value of unfunded obligations	105.3	110.0	123.8
Unrecognised past service benefit	(0.4)	(0.5)	(0.6)
Defined benefit obligations	143.9	125.2	145.2
Plus: amounts recognised within long term assets	—	1.4	0.2
Total defined benefit obligations	143.9	126.6	145.4
Actual return on plan assets	(3.1)	12.4	26.3

51

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2011	2010
	€ million	€ million
Defined benefit obligation as at 1 January	125.2	145.2
Expense recognised in the income statement	18.6	20.6
Actuarial loss/(gain) recognised in OCI	31.8	(2.7)
Employer contributions	(10.0)	(10.5)
Benefits paid	(20.5)	(27.7)
Foreign currency translation	(1.2)	0.3
Defined benefit obligation as at 31 December	143.9	125.2

The cumulative amount of actuarial losses recognised in Other Comprehensive Income is €98.2m

The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2011	2010
	%	%
Discount rate	4.21	4.43
Expected return on plan assets	4.42	5.40
Rate of compensation increase	3.08	3.06
Pension increases	0.94	0.67

The expense recognised in the income statement comprised the following for the years ended 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Current service cost	13.0	13.3	12.4
Interest cost	15.8	17.0	15.9
Expected return on plan assets	(13.3)	(12.2)	(9.5)
Actuarial gain	(0.5)	(0.5)	(0.5)
Amortisation of unrecognised past service costs	0.3	(2.2)	0.6
Curtailment/settlement	3.3	5.2	2.8
Total	18.6	20.6	21.7

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

Plan assets are invested as follows:

	2011	2010
	%	%
Asset category
Equity securities	38	42
Debt securities	43	41
Real estate	10	10
Cash	9	7
Total	100	100

Equity securities were not invested in ordinary shares of the Company as at 31 December 2011 and as at 31 December 2010.

The total employer contributions expected to be paid in 2012 are €16.4m.

52

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

The history of experience adjustments is as follows:

	2011	2010	2009	2008	2007
	€ million	€ million	€ million	€ million	€ million
Present value of defined benefit obligations	390.5	374.6	352.9	336.0	334.0
Fair value of plan assets	(246.2)	(248.9)	(207.1)	(174.7)	(206.3)
Deficit	144.3	125.7	145.8	161.3	127.7

Experience adjustment on plan liabilities	1.7	8.8	3.5	(2.6)	(6.5)
Experience adjustment on plan assets	(16.4)	0.2	16.8	(47.8)	(2.7)

Defined contribution plans

The expense recognised in the income statement in 2011 for the defined contribution plan is €20.5m (2010: €15.5m, 2009: €10.6m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

18.   Share capital and share premium

	Number of
	shares	Share	Share
	(authorised	Capital	Premium	Total
	and issued)	€ million	€ million	€ million
As at 1 January 2009	365,402,097	182.7	1,665.0	1,847.7
Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)
Balance as at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6
Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7
Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3
Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)
Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0

During 2009, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €1.8m.

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00. At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

53

Notes to the Consolidated Financial Statements (continued)

18.   Share capital and share premium (continued)

Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

During 2010, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €5.7m.

During 2011, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €4.7m.

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

After the above changes, the share capital amounts to €549.8 million and is comprised of 366,542,008 shares with a nominal value of €1.50 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

19.   Reserves

The reserves of the Group at 31 December were as follows:

	2011	2010	2009
	€ million	€ million	€ million
Treasury shares	(55.5)	(57.2)	(14.9)
Exchange equalisation reserve	(197.9)	(129.2)	(309.1)
Other reserves
Shares held for equity compensation plan	(1.2)	(0.8)	(1.0)
Hedging reserve (net of deferred tax of €2.7m gain; 2010: €0.2m expense; 2009: €3.4m expense)	(4.7)	(10.3)	(1.2)
Tax-free reserve	251.6	251.6	241.1
Statutory reserve	78.1	77.6	77.2
Stock option reserve	45.6	37.5	30.8
Available-for-sale financial assets valuation reserve	0.5	0.8	3.0
Other	19.1	19.0	18.9
Total other reserves	389.0	375.4	368.8
Total reserves	135.6	189.0	44.8

Treasury shares

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme expired on 26 April 2011.

54

Notes to the Consolidated Financial Statements (continued)

19.  Reserves (continued)

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2011, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €55.5m, bringing the shares in circulation to 363,111,873 (2010: 3,430,315 shares held of a total value of €57.2m, 2009: 1,111,781 shares held of a total value of €14.9m).

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate. The movement for share-based payment transactions in 2011 was a debit of €0.4m (2010: €0.2m credit, 2009: nil)

Hedging reserve

The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for 2011 relates to the movement in cash flow hedges of €5.6m credit, net of tax gain of €2.7m (2010: € 9.1m debit, net of tax expense of €0.2m, 2009: € 12.8m debit, net of tax expense of €3.4m).

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable. There was no movement for the tax-free reserve in 2011 (2010: €10.5m credit, 2009: €17.9m credit for the establishment of additional reserves).

Statutory reserves

Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2010: €55.7m, 2009: €55.7m). The movement in the statutory reserves for 2011 was a €0.5m credit (2010: €0.4m credit, 2009: € 8.3m debit) and relates to the establishment of additional reserves.

Other reserves

Other reserves are particular to the various countries in which the Group operates. The movement in other reserves for 2011 was a €0.1m credit (2010: €0.1m credit, 2009: €7.4m debit).

Stock option reserve

The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for 2011 was a €8.1m credit (2010: €6.7m credit, 2009: €6.4m credit).

Available-for-sale financial assets valuation reserve

The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. The movement for available-for-sale financial assets valuation reserve for 2011 was a € 0.3m debit (2010: € 2.2m debit, 2009: €6.3m credit) and relates to revaluation impact of listed and unlisted equities held.

55

Notes to the Consolidated Financial Statements (continued)

20.   Total operating costs (continued)

Total operating costs for the years ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
Operating expenses	2,055.6	2,058.4	1,984.2
Restructuring costs	71.5	36.7	44.9
Other items	—	—	(32.8)
Total operating costs	2,127.1	2,095.1	1,996.3

a)                                     Operating expenses

	2011	2010	2009
	€ million	€ million	€ million
Selling expenses	1,008.5	1,031.9	968.1
Delivery expenses	629.8	628.5	602.8
Administrative expenses	406.0	384.5	393.5
Stock option expense (refer to Note 26)	8.1	6.7	6.4
Amortisation of intangible assets (refer to Note 4)	3.2	6.8	4.7
Adjustments to intangible assets	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	—	—	6.5
Operating expenses	2,055.6	2,058.4	1,984.2

In 2011, operating expenses included net losses on disposal of property, plant and equipment of €2.7m (2010: €13.2m losses, 2009: €10.5m losses).

(b)                                 Adjustments to intangible assets

During 2010 and 2009, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, a deferred tax credit of €10.2m (2009: €1.6m) had been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses of 2010 (2009: €2.2m). For the credit that has been included in taxes please refer to Note 22.

(c)                              Restructuring costs

As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2011 which amounted to €71.5m (2010: €36.7m, 2009: €44.9m) before tax. The Company recorded during 2011 €47.6m (2010: €25.7m, 2009: €29.9m), €17.6m (2010: €2.3m, 2009: €10.8m) and €6.3m (2010: €8.7m, 2009: €4.2m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees’ costs, outsourcing of certain functions and other costs.

(d)                                 Other items

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8m. During 2009, €32.8m was received from the Company’s insurers.

56

Notes to the Consolidated Financial Statements (continued)

20.   Total operating costs (continued)

(e)                                  Staff costs

Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	2011	2010	2009
	€ million	€ million	€ million
Wages and salaries	828.4	840.0	779.0
Social security costs	175.7	161.0	151.0
Pension and other employee benefits	131.1	124.6	159.6
Termination benefits	48.6	32.8	35.2
Total staff costs	1,183.8	1,158.4	1,124.8

Staff costs included in operating expenses amounted to €934.3m in 2011 (2010: €913.0m, 2009: €892.3m).

Staff costs included in cost of goods sold amounted to €249.5m in 2011 (2010: €245.4m, 2009: €232.5m).

The average number of full-time equivalent employees in 2011 was 41,715 (2010: 42,505, 2009: 44,231).

(f)                                   Fees and other services of the statutory auditor

Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, were as follows, for the years ended 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Audit fees	6.2	6.2	6.7
Audit related fees	0.4	0.2	0.1
Other fees	0.1	0.2	—
Total audit and all other fees	6.7	6.6	6.8

21.                               Finance costs

Net finance costs for the years ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
Interest income	9.8	7.4	9.4
Interest expense	(87.2)	(68.4)	(66.6)
Other finance cost	(3.9)	(8.2)	(1.1)
Net foreign exchange remeasurement gains/(losses)	0.6	(0.4)	(3.7)
Finance charges paid with respect to finance leases	(5.6)	(6.1)	(10.8)
Loss on net monetary position	(7.8)	—	—
Total finance costs	(103.9)	(83.1)	(82.2)
Total finance costs, net	(94.1)	(75.7)	(72.8)

Other finance cost includes commitment fees on loan facilities, not drawn down, other similar fees and when applicable premium on debt buy back.

Belarus was considered to be a hyperinflationary economy in 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarusian Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of € 7.8m.

Capitalised borrowing costs in 2011 amounted to €1.6m (2010: €1.4m, 2009: €4.3m). The interest rate used to capitalise borrowing costs of the Group for 2011 was 3.83% (2010: 3.16%, 2009: 2.59%).

57

Notes to the Consolidated Financial Statements (continued)

22.   Tax

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2011	2010	2009
	€ million	€ million	€ million
Profit before tax per the income statement	375.5	576.7	567.9

Tax calculated at a tax rate of 20% (2010: 24% and 2009: 25%)	75.1	138.4	142.0
Effect of different tax rates in foreign jurisdictions	5.2	(24.6)	(28.9)
Additional local taxes in foreign jurisdictions	13.6	13.2	17.4
Special tax in Greece	—	21.2	19.8
Tax holidays in foreign jurisdictions	(2.4)	(2.0)	(2.3)
Expenses non-deductible for tax purposes	51.0	41.1	32.5
Income not subject to tax	(28.5)	(22.0)	(34.9)
Changes in tax laws and rates	0.4	(1.7)	(1.7)
Current year tax losses not recognised	0.2	0.5	2.0
Recognition of pre-acquisition deferred tax assets	—	(10.2)	(1.6)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(6.2)	—
Recognition of previously unrecognised post-acquisition tax losses	(7.9)	(6.5)	—
Other	(3.9)	(3.2)	(1.4)
Income tax charge per the income statement	102.7	138.0	142.9

Non-deductible expenses for tax purposes include marketing and advertising expenses, service fees, bad debt provisions, entertainment expenses, certain employee benefits and stock options expenses and other items that, partially or in full, are not deductible for tax purposes in certain of our jurisdictions.

Special tax in Greece

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Contribution of Social Responsibility’ (Law Nr. 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’ was applied retrospectively on the parent Company’s 2009 total net income. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 was €21.2m. As a result the Group recorded a tax charge of €21.2m in 2010.

On 10 December 2009, the Greek Government had introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. This law (Law Nr. 3808/2009) provided for a special additional tax on the parent Company’s 2008 total net income. As a result, the Group recorded a tax charge of €19.8m in 2009.

The income tax charge for the years ended 31 December is as follows:

	2011	2010	2009
	€ million	€ million	€ million
Current tax charge	86.6	117.6	119.9
Deferred tax charge (refer to Note 9)	16.1	30.6	24.6
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	—	(10.2)	(1.6)
Total income tax charge	102.7	138.0	142.9

58

Notes to the Consolidated Financial Statements (continued)

23.   Earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2011	2010	2009
Net profit attributable to the owners of the parent (€ million)	268.9	426.6	402.6
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.0	363.3	364.9
Effect of dilutive stock options (million)	0.8	0.2	0.7
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	363.8	363.5	365.6
Basic and diluted earnings per share (€)	0.74	1.17	1.10

Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2011 were 4.4m (2010: 3.4m, 2009: 4.4m).

24.   Components of other comprehensive income

The components of other comprehensive income for the years ended 31 December comprise:

	2011			2010			2009
		Tax			Tax			Tax
	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax
	amount	benefit	amount	amount	benefit	amount	amount	benefit	amount
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Available-for-sale financial assets	(0.4)	0.1	(0.3)	(2.3)	0.1	(2.2)	6.4	(0.1)	6.3
Cash flow hedges	8.4	(2.7)	5.7	(9.3)	0.2	(9.1)	(16.1)	3.3	(12.8)
Foreign currency translation	(54.2)	—	(54.2)	181.5	—	181.5	(79.5)	—	(79.5)
Actuarial (losses) / gains	(31.8)	6.5	(25.3)	2.7	(0.6)	2.1	4.4	(0.4)	4.0
Share of other comprehensive income of equity method investments	(0.8)	—	(0.8)	1.4	—	1.4	(0.7)	—	(0.7)
Other comprehensive income	(78.8)	3.9	(74.9)	174.0	(0.3)	173.7	(85.5)	2.8	(82.7)

59

Notes to the Consolidated Financial Statements (continued)

25.   Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee’s salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee’s salary, which is made in December, and matching shares purchased in December vest immediately.

During 2011, 346,996 shares were purchased by Coca-Cola Hellenic (2010: 272,279, 2009: 334,859) as matching shares to employee investments. The charge to the income statement totalled €5.3m (2010: €5.2m, 2009: €4.8m). Of this amount, €1.1m represented employer contributions made for Greek resident employees (2010: €1.1m, 2009: €1.0m). The cost of unvested matching shares held by the trust at the end of 2011, before they vest to employees, was €4.1m (2010: €4.1m, 2009: €3.8m). The total number of shares held by the trust at 31 December 2011 was 2,701,979 (2010: 2,428,353, 2009: 2,327,925). The total contributions made by employees to the trust during 2011 were €6.1m (2010: €6.0m, 2009: €5.5m).

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

The shares held under the equity compensation plan are included in other Reserves (refer to Note 19) and deducted from equity.

26.   Stock option compensation plans

Coca-Cola Hellenic operates an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company’s shares trading on the Athens Exchange on the day of the grant(1). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

(1)  From December 2008 the exercise price of stock options is determined by reference to the share price of the Company’s share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

60

Notes to the Consolidated Financial Statements (continued)

26.   Stock option compensation plans (continued)

The following table summarises information regarding outstanding stock options exercisable at 31 December 2011 and stock options exercised during 2011:

	Exercise		Vesting				Number of
	price after	Vesting	dates for			End of	stock
	the capital	status	further			option	options
	return (€)	2011	increments			period	outstanding
2003-2004 Plan/2003 Grant	9.17	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan/2004 Grant	10.42	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.53	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.57	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.71	fully vested	—	—	—	12.12.2016	1,066,151
2005-2009 Plan/2007 Grant	26.75	fully vested	—	—	—	12.12.2017	1,301,450
2005-2009 Plan/2008A Grant	22.54	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.36	fully vested	—	—	—	10.12.2018	1,344,840
2009-2011 Plan/2009 Grant	16.04	two thirds	10.12.2012	—	—	09.12.2019	1,652,300
2009-2011 Plan/2010A Grant	19.50	one third	18.03.2012	18.03.2013	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.65	one third	09.12.2012	09.12.2013	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.87	none	16.03.2012	16.03.2013	16.03.2014	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.50	none	24.06.2012	24.06.2013	24.06.2014	23.06.2021	10,000
2009-2011 Plan/2011 Grant	12.32	none	16.12.2012	16.12.2013	16.12.2014	15.12.2021	1,632,500
Total							9,767,302

A summary of stock option activity under all plans is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	exercise price	Number	Weighted
	of stock	before the	after the	of stock	average
	options	capital return	capital return	options	exercise price
	2011	2011 (€)	2011 (€)	2010	2010 (€)
Outstanding at January 1	8,759,862	17.65	n/a	7,415,442	16.33
Granted	1,717,500	n/a	12.64	2,010,100	20.15
Exercised	(405,568)	11.69	11.19	(597,365)	9.59
Expired	(3,151)	8.19	7.69	(1,453)	8.29
Forfeited	(301,341)	19.48	18.98	(66,862)	18.08
Outstanding at December 31	9,767,302	n/a	16.55	8,759,862	17.65
Exercisable at December 31	6,192,606	n/a	17.04	5,001,036	17.77

The charge to the income statement for employee stock option awards for 2011 amounted to €8.1m (2010: €6.7m, 2009: €6.4m).

As a result of the capital return (refer to Note 18 ) of € 0.50, a corresponding € 0.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

61

Notes to the Consolidated Financial Statements (continued)

26.   Stock option compensation plans (continued)

Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2011	2010	2009
Weighted average fair value of options granted	€2.9	€5.2	€3.6
Risk free interest rates	2.4%	3.0%	3.3%
Expected volatility	33.2%	32.2%	28.2%
Dividend yield	2.5%	1.5%	1.7%
Expected life	4.1 years	4.0 years	3.6 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2011 was 7.5 years (2010: 7.8 years, 2009: 7.9 years).

27.   Stock appreciation rights

The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights (‘SARs’), based on an employee’s performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of Coca-Cola Hellenic’s shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

After the remaining SARs from previous grants were exercised in 2011, on December 31, 2011, there were no outstanding stock appreciation rights.

A summary of stock appreciation rights activity under all plans is as follows:

			Weighted
			average
		Weighted	exercise		Weighted
		average	price after		average
	Number of	exercise	the capital	Number of	exercise
	SARs	price	return	SARs	price
	2011	2011 (€)	2011 (€)	2010	2010 (€)
Outstanding on 1 January	13,950	8.19	n/a	77,250	9.60
Exercised	(13,950)	8.19	7.69	(63,300)	9.91
Outstanding and exercisable on 31 December	—	—	—	13,950	8.19

The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. The compensation expense relating to SARs recorded for 2011 amounted to a debit of €0.1m (2010: a credit of €0.5m, 2009: debit of €0.5m).

62

Notes to the Consolidated Financial Statements (continued)

28.    Business combinations and acquisition of non-controlling interests

During 2011, the Group acquired controlling interests or increased its controlling interest in the following entities:

		Net tangible assets	Goodwill	Acquisition	Amount of
		applicable	arising	of trademarks	consideration
	Location	€ million	€ million	€ million	€ million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5

Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2

Coca -Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7

AD Pivara Skopje	FYROM	—	—	—	39.8
Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	160.2

€ million
Total consideration	160.2
Less: payment deferred until 2012	(43.7)
Cash outflow included in cash flow	116.5

Acquisition of MS Foods UAB

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3m.

Details of the acquisition are as follows:

	Acquiree’s carrying	Fair Value
	amount before combination	Adjustments	Fair values
	€ million	€ million	€ million
Property, plant and equipment	0.6	0.3	0.9
Deferred tax assets	—	0.1	0.1
Inventories	0.1	—	0.1
Short-term borrowings	(0.9)	(0.5)	(1.4)
Accounts payable	(0.1)	—	(0.1)
Fair value of net tangible assets acquired	(0.3)	(0.1)	(0.4)
Trademarks	—	0.2	0.2
Goodwill	—	2.7	2.7
Fair value of net assets acquired	(0.3)	2.8	2.5
Consideration paid to former shareholders			2.5
Total consideration			2.5

The contribution of MS Foods UAB to the results of the Group for the year ended 31 December 2011 was revenue of €1.3m and a profit of €1.2m. The revenue and profit that MS Food UAB would have contributed to the Group for the year ended 31 December 2011 if the acquisition date for the business combination had been as of the beginning of the annual reporting period would have been €1.4m and €1.2m respectively. The acquisition resulted in the Group recording €2.7m of goodwill and €0.2m of trademarks in its emerging countries segment.

63

Notes to the Consolidated Financial Statements (continued)

28. Business combinations and acquisition of non-controlling interests (continued)

The goodwill arising on the acquisition of MS Foods UAB is attributed to synergies that the Group expects to realize by combining operations with those already existing in Belarus. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisitions of non controlling interests

In 2011 the Group acquired non controlling interests as follows:

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €56.5m was paid as of 31 December 2011. The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija d.o.o. (“CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that is jointly controlled with Heineken, by acquiring together with Heineken 41.2% of non controlling interests. The consideration paid collectively with Heineken was € 79.6m including acquisition costs of € 0.2m, and was equally divided between the Group and Heineken. The carrying value of the non-controlling interest acquired was €22.9m. After the acquisition the Group owns 48.24% (2010: 27.64%) of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Disposal of Eurmatik S.r.l

In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group’s established segment.

64

Notes to the Consolidated Financial Statements (continued)

29.   Dividends

The reported net results of the parent company’s statutory accounts do not allow for 2011 and 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2011 and 2010.

During 2010, a dividend of €0.30 per share totalling €102.0m was paid. During 2009, a dividend of €0.28 per share totaling €102.3m was paid.

The statutory minimum dividend recognised for 2009 amounted to €41.6m and was recorded as liability under ‘Other payables’ in the consolidated balance sheet. The remaining dividend of €68.1m was recorded in shareholders’ equity in the second quarter of 2010 as an appropriation of retained earnings.

30. Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors’ approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognized monetary assets and liabilities that are denominated in currencies other than the local entity’s functional currency, as well as net investments in foreign operations. Foreign currency forward contracts and foreign currency option contracts are used to hedge a portion of the Group’s foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period. The foreign currency risk arising from the investment in foreign operations is not hedged.

Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward contracts and foreign currency option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Group Treasury’s risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

The following tables present details of the Group’s sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group’s foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group’s main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for 2011, 2010 and 2009 was as follows:

65

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

2011 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian lati	1.48%	(0.1)	—	0.1	—
FYROM dinar	12.05%	(1.1)	—	1.4	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	—	0.5	—	(0.6)
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)
		22.9	(2.7)	(28.6)	—

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—
		(20.4)	(8.3)	24.5	7.8

66

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

2010 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		Loss/(Gain) in
		income	Loss/(Gain) in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.25%	—	—	—	—
Belarusian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
FYROM dinar	9.48%	(1.0)	—	1.2	—
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	0.1	0.3	(0.1)	(0.3)
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)
		0.8	0.2	1.7	(5.8)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Croatian kuna	11.05%	—	(0.1)	—	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Serbian dinar	11.56%	—	—	—	—
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—
		(5.2)	(4.2)	6.2	3.0

67

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

2009 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	27.13%	—	—	—	—
Belarusian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)
		(7.9)	(4.9)	9.8	(1.1)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)
		4.5	(0.1)	(5.6)	(2.0)

68

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

Commodity price risk

The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar and aluminium) necessary for the production of the Group’s products.

Due to the significantly increased volatility of commodity prices, the Group’s Board of Directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, in addition, based on a rolling 36 month forecast about the required sugar supply, the Group hedges the purchase price of sugar using commodity swap contracts, even though these contracts do not qualify for hedge accounting.

The following table presents details of the Group’s income statement and equity sensitivity to increases and decreases in sugar prices.  The table does not show the sensitivity to the Group’s total underlying sugar exposure or the impact of changes in volumes that may arise from increase or decrease in sugar prices.  The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group’s commodity swap contract positions as a result of the reasonably possible increases or decreases of the sugar price.  The sensitivity analysis for sugar price risk for  2011 was as follows:

		Commodity price increases with		Commodity price decreases with
		all other variables held constant		all other variables held constant
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Sugar	27.9%	(11.1)	—	11.0	—

Interest rate risk

The fair value of interest rate swap agreements utilised by the Group modifies the Group’s exposure to interest rate risk and the changes in fair value of debt by converting the Group’s fixed rate debt into floating rate obligation based on Euribor over the life of the underlying US$500.0 million notes. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group unwound two euro interest rate swap contracts with a notional value of €207.5m, while in June and July 2010 the Group unwound the remaining interest rate swap contracts with a notional value of €292.5m, all of which related to the €500.0m 7-year euro-denominated fixed rate bond that matured in 2011. Furthermore, in June and July 2010, the Group unwound the interest rate swap contracts with notional value of €500.0m which related to the €500.0m 5-year euro-denominated fixed rate bond that matures in 2014.

During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. These interest rate options were sold in June and July 2010.

During 2011, we recognized in interest expense a loss of €6.6m in relation to the ineffective portion of swaps which qualified for hedge accounting compared to a gain of €1.0m in 2010 and a loss of €1.6m in 2009.

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates.

69

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

If interest rates had been 100 basis points higher and all other variables were held constant, the Group’s profit for the year ended 31 December 2011 would have decreased by €5.0m (2010: €1.8m, 2009: €19.0m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group’s profit for the year ended 31 December 2011 would have increased by €5.0m (2010: €1.8m, 2009: €19.0m). This is mainly attributable to the Group’s exposure to interest rates on its fixed rate bond that have been swapped to a floating rate obligation.

Credit risk

The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2011 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 12 and 13.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA rating and strict investment limits are set, per fund, depending on the size of the fund.

The Group only undertakes investment transactions with banks and financial institutions that have a minimum credit rating of ‘A+/A1’ from Standard & Poor’s or ‘A1/P1’ from Moody’s. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of ‘A+’ or ‘A1’ from Standard & Poor’s or Moody’s respectively.

Liquidity risk

The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 15 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

The following tables detail the Group’s remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2011.

70

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

	€ million	€ million	€ million	€ million
	up to 1 year	1—2 yrs	2—5 yrs	over 5 years
Borrowings	413.0	511.7	1,610.5	44.8
Derivative liabilities	4.0	0.2	—	—
Trade and other payables	1,485.3	—	—	6.8
As at 31 December 2011	1,902.3	511.9	1,610.5	51.6

Borrowings	623.8	92.4	1,451.7	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,421.5	—	—	6.8
As at 31 December 2010	2,049.4	92.4	1,451.7	368.1

The Group hedges exposures to changes in the fair value of debt, as well as in the foreign exchange cash flows of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 15). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Group’s goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings maintained with Standard & Poor’s and Moody’s. The corporate credit ratings by Standard & Poor’s remained unchanged over the period, i.e. “A” long term, “A1” short term and stable outlook.  In November 2011,  Moody’s affirmed Coca-Cola Hellenic’s “A3” long-term, “P2” short-term corporate credit ratings but changed the outlook to negative. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as ‘Total equity’ plus ‘Net debt’ as shown in the consolidated balance sheet. The Group’s strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2011 and 2010 were as follows:

	2011	2010
	€ million	€ million
Total borrowings (refer to Note 15)	2,256.0	2,191.5
Less: Cash and cash equivalents (refer to Note 14)	(476.1)	(326.1)
Net debt	1,779.9	1,865.4
Total equity	2,913.2	3,060.8
Total capital	4,693.1	4,926.2
Gearing ratio	38%	38%

The gearing ratio in 2011 remained constant compared to the prior year (refer to Note 15).

71

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

Fair values of financial assets and liabilities

For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values. According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2011.

Level 2

The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 31 December 2011 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

72

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	3.5	—	3.5
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.6	—	0.6
Interest rate swap contracts	—	25.7	—	25.7
Cash flow hedges
Foreign currency forward contracts	—	9.8	—	9.8
Foreign currency option contracts	—	1.4	—	1.4
Interest rate swap contracts	—	43.8	—	43.8
Available-for-sale financial assets
Equity securities	0.8	—	0.6	1.4
Total financial assets	0.8	85.2	0.6	86.6
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.9)	—	(0.9)
Foreign currency option contracts	—	(0.4)	—	(0.4)
Cross-currency swap contracts	—	(60.9)	—	(60.9)
Commodity swap contracts	—	(1.4)	—	(1.4)
Hedged financial liabilities
Bonds and notes payable	—	(749.4)	—	(749.4)
Derivative financial liabilities used for hedging
Cash flow hedges
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Cross-currency swap contracts	—	(69.9)	—	(69.9)
Total financial liabilities	—	(884.4)	—	(884.4)

There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2011.

73

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	1.7	—	1.7
Interest rate swap contracts	—	35.4	—	35.4
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	1.2	—	1.2
Interest rate swap contracts	—	37.7	—	37.7
Available-for-sale financial assets
Equity securities	1.5	—	0.3	1.8
Total financial assets	1.5	77.3	0.3	79.1
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.1)	—	(0.1)
Cross-currency swap contracts	—	(72.6)	—	(72.6)
Hedged financial liabilities
Bonds and notes payable	—	(744.1)	—	(744.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.6)	—	(0.6)
Cash flow hedges
Foreign currency forward contracts	—	(3.4)	—	(3.4)
Cross-currency swap contracts	—	(63.5)	—	(63.5)
Total financial liabilities	—	(884.3)	—	(884.3)

The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2010:

€ million
As at 1 January 2010	15.6
Total gains for the year
In profit and loss	1.0
Settlements	(16.3)
As at 31 December 2010	0.3
Total gains for the year included in profit or loss for assets held at 31 December 2010	1.0

Total gains for the year included in profit or loss for available-for-sale equity securities amounted to €1.0m, related to assets held at 31 December 2010 and were recorded within operating expenses.

74

Notes to the Consolidated Financial Statements (continued)

31.   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company’s Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

75

Notes to the Consolidated Financial Statements (continued)

32.   Commitments

(a)          Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2011	2010
	€ million	€ million
Less than one year	55.1	62.6
Later than one year but less than five years	107.8	141.3
Later than five years	19.1	26.8
Future minimum lease payments	182.0	230.7

The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2011	2010	2009
	€ million	€ million	€ million
Plant and equipment	67.9	57.4	53.0
Property	47.2	46.1	46.8
Total operating lease charges	115.1	103.5	99.8

(b)          Capital commitments

At 31 December 2011 the Group had capital commitments amounting to €93.9m (2010: €66.3m). Of this, €2.5m related to the Company’s share of the commitments of its joint ventures (2010: €0.5m).

(c)          Long-term commitments

At 31 December 2011 the Group had commitments to purchase raw materials and receive services amounting to €355.3m (2010: €203.8m). Of this, €7.8m related to the Company’s share of the commitments of its joint ventures (2010: €13.2m).

33.   Directors’ and senior management remuneration

The total remuneration paid to or accrued for directors and the senior management team during 2011 amounted to €14.4m (2010: €14.1m, 2009: €12.6m). Out of this, the amount paid or accrued for stock option grants during 2011 was €4.6m (2010: €4.2m, 2009: €3.9m). Pension and post employment benefits for directors and the senior management team during 2011 amounted to €0.8m (2010: €0.9m, 2009: €1.1m).

The total number of stock options granted to the Chief Executive Officer and the senior management team in 2011 amounted to 0.9m (2010: 1.2m, 2009: 1.2m).

76

Notes to the Consolidated Financial Statements (continued)

34.   Related party transactions (continued)

a)                                     The Coca-Cola Company

As at 31 December 2011, TCCC indirectly owned 23.2% (2010: 23.2%, 2009: 23.3%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a ‘key bottler’ and has entered into bottler’s agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic’s territories. All the bottler’s agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler’s (‘SIB’) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC’s beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC’s discretion until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders’ agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark ‘Coca-Cola’ in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2011 amounted to €1,305.4m (2010: €1,372.9m, 2009: €1,283.6m).

TCCC makes discretionary marketing contributions to Coca-Cola Hellenic’s operating subsidiaries. The participation in shared marketing agreements is at TCCC’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC’s beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €76.5m (2010: €60.8m, 2009: €56.9m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2011, such contributions totalled €49.0m (2010: €48.8m, 2009: €39.9m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2011, such contributions made by TCCC to Coca-Cola Hellenic totalled €21.9m (2010: €19.8m, 2009: €22.5m) and the contributions of Coca-Cola Hellenic to TCCC totalled €9.0m (2010: €7.8m, 2009: €5.5m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC’s discretion, will not necessarily be the same from year to year. In addition, support payments received from TCCC for the placement of cold drink equipment were €14.6m for the year ended 31 December 2011 (2010 and 2009: nil).

In 2011, the Group did not record any gain from the sale of property, plant and equipment to TCCC (2010: nil, 2009: €0.2m).

During the year, the Group sold €32.8m of finished goods and raw materials to TCCC (2010: €19.0m, 2009: €20.5m).

Other income primarily comprises rent, facility and other items of €1.2m (2010: €14.3m, 2009: €4.4m) and a toll-filling relationship in Poland of €13.8m (2010: €17.6m, 2009: €15.0m). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €4.0m (2010: nil, 2009: €1.5m).

During 2011 the Group did not make any purchases of franchise rights (2010: €4.4m, 2009: nil) and did not receive any income from the sale of available-for-sale assets to TCCC (2010: €4.9m, 2009: nil).

As at 31 December 2011, the Group had a total amount due from TCCC of €63.2m (2010: €53.8m, 2009: €64.2m), of which €0.3m (2010: €3.0m, 2009: €6.7m,) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €172.2m of trade payables (2010: €166.0m, 2009: €125.1m) and €7.6m of other liabilities (2010: nil, 2009: nil).

77

Notes to the Consolidated Financial Statements (continued)

34.   Related party transactions (continued)

(b)                                 Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.7% ownership by the parent of Kar-Tess Holding (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

Coca-Cola Hellenic entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During 2011, the Group made purchases of €148.0m (2010: €101.0m, 2009: €58.8m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €6.4m (2010: €5.7m, 2009: €5.3m). In addition the Group recorded other income of €1.0m (2010: €0.5m, 2009: €0.7m). As at 31 December 2011, Coca-Cola Hellenic owed €14.4m (2010: €13.9m, 2009: €3.6m) to, and was owed €1.2m (2010: €1.2m, 2009: €4.7m) by Frigoglass.

(c)                                  Directors

Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 33).

(d)                                 Other

Beverage Partners Worldwide (‘BPW’)

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2011, the Group purchased inventory from BPW amounting to €99.6m (2010: €89.4m, 2009: €70.0m) and did not record any income (2010: €0.1m, 2009: €0.1m). As at 31 December 2011, Coca-Cola Hellenic owed €4.4m (2010: €4.4m, 2009: €1.7m) to, and was owed €0.1m (2010: nil, 2009: €0.3m) by BPW.

Kar-Tess Holding

As at 31 December 2011, Kar-Tess Holding owned 23.3% (2010: 23.3%, 2009: 29.5%) of the issued share capital of Coca-Cola Hellenic.

On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its 100% owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the ‘Leventis Companies’)

The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2011, the Group purchased €14.9m (2010: €10.8m, 2009: €10.0m) of finished goods and other materials and had no purchases of fixed assets (2010: nil, 2009: €0.4m) from the Leventis Companies. Furthermore the Group did not record any sales of finished goods and raw materials to the Leventis Companies (2010: €0.1m, 2009: nil) and incurred rental expenses of €2.8m (2010: €0.6m, 2009: €2.9m) from the Leventis Companies. In addition during 2011 the Group incurred other expenses of €0.3m (2010: €0.4m, 2009: nil) and recorded other income of €0.3m (2010: €1.0m, 2009: nil) with the Leventis Companies. As at 31 December 2011, the Group owed €3.8m (2010: €1.3m, 2009: €2.2m) to, and was owed €0.2m (2010: €0.8m, 2009: €0.2m) by the Leventis Companies.

78

Notes to the Consolidated Financial Statements (continued)

34.   Related party transactions (continued)

Other Coca-Cola bottlers

The Group sold €1.6m of finished goods (2010: €1.3m, 2009: nil), purchased €2.0m of finished goods (2010: €0.5m, 2009: nil), incurred expenses of €0.1m (2010: €0.1m, 2009: €0.1m) and did not record any income (2010: €0.3m, 2009: €0.4m) from other Coca-Cola bottlers over which TCCC has significant influence. Furthermore during 2011 the Group received reimbursement for direct marketing expenses incurred of €0.1m (2010: €0.8m, 2009: €0.5m) from other Coca-Cola bottlers. At 31 December 2011, the receivables from such Coca-Cola bottlers were €0.3m (2010: €1.5m, 2009: €1.3m).

Other related parties

The Group purchased €1.5m (2010: €1.4m, 2009: €2.1m) of raw materials and finished goods and did not perform any purchases of fixed assets from other related parties (2010: €0.3m, 2009: €0.2m). Further, the Group incurred expenses of €2.6m (2010: €2.1m, 2009: €1.0m) and recorded income of €0.3m (2010: €0.2m, 2009: €0.2m). At 31 December 2011, the Group owed €0.3m (2010: €0.1m, 2009: €0.4m) to, and was owed €0.4m (2010: €0.8m, 2009: nil) by other related parties.

There are no significant transactions with other related parties for the year ended 31 December 2011.

79

Notes to the Consolidated Financial Statements (continued)

35.   List of principal Group companies (continued)

The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2011	2010
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd.	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(2)	Serbia	100.0%	91.2%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd.	Romania	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd.	Switzerland	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%	91.2%
Coca-Cola Hellenic Business Service Organization(3)	Bulgaria	100.0%	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Deepwaters Investments Ltd.	Cyprus	50.0%	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l. (4)	Italy	—	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(1)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH(1) (5)	Austria	—	33.3%
Lanitis Bros Ltd.	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%

80

Notes to the Consolidated Financial Statements (continued)

35.   List of principal Group companies (continued)

		% ownership
	Country of registration	2011	2010
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%	50.0%
Multon Z.A.O. Group(1) (6)	Russia	50.0%	50.0%
Nigerian Bottling Company plc (7)	Nigeria	100.0%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%	50.0%
Valser Services AG(3)	Switzerland	99.9%	—
Vendit Ltd.	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o. Beograd-Zemun (1)	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(1)              Joint venture.

(2)              On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary (refer to Note 28).

(3)              Incorporated in 2011.

(4)              In February 2011, we sold all of our interests in Eurmatik S.r.l., the vending operator in Italy (refer to Note 28).

(5)              In 2011, the Group disposed of its interest in the Ilko joint venture (refer to Note 6).

(6)              On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus (refer to Note 28).

(7)              On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 (refer to Note 28).

81

Notes to the Consolidated Financial Statements (continued)

36.   Joint ventures

The Group has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon Z.A.O. Group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co. d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group’s proportional share of related assets, liabilities, revenues and expenses are recognised in the consolidated financial statements.

The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2011	2010	2009
	€ million	€ million	€ million
Balance sheet
Non-current assets	314.5	317.5	298.6
Current assets	122.9	147.4	149.1
Total assets	437.4	464.9	447.7
Non-current liabilities	(15.0)	(10.9)	(37.1)
Current liabilities	(64.4)	(91.3)	(82.0)
Total liabilities	(79.4)	(102.2)	(119.1)
Net assets	358.0	362.7	328.6
Income statement
Income	242.9	256.2	243.2
Expenses	(234.5)	(232.8)	(235.5)
Net profit	8.4	23.4	7.7

In addition, the Group has an interest in five jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 32.

37.   Post balance sheet events

During the first months of 2012 the Group incurred €4.4m of restructuring costs before tax, €3.6m in its developing and €0.8m in its emerging countries.

Chairman of the Board of Directors	Chief Executive Officer	Head of Financial Reporting

George A. David Passport C 034870/95	Dimitris P. Lois I.D. AH 523991	Evangelos S. Kontogiorgis I.D. X 565769 E.C.G Licence Nr. A/34019

82

6.                                Parent Company Financial Statements and accompanying Notes for the year ended 31 December 2011

Balance Sheet

		As at 31 December
		2011	2010(1)
	Note	€ million	€ million
Assets
Goodwill	3	7.5	7.5
Property, plant and equipment	4	149.3	166.8
Investments in subsidiaries and joint ventures	5	1,524.1	1,704.9
Available-for-sale financial assets	6	0.6	1.0
Deferred tax assets	8	15.2	11.7
Other non-current assets		1.0	1.1
Total non-current assets		1,697.7	1,893.0

Inventories	9	26.6	29.5
Trade receivables	10	128.9	145.9
Other receivables	11	40.4	26.9
Derivative assets	7	—	0.3
Current tax assets		3.7	3.5
Cash and cash equivalents	12	0.3	0.3
Total current assets		199.9	206.4
Total assets		1,897.6	2,099.4

Liabilities
Short-term borrowings from subsidiaries	13	5.8	25.6
Trade and other payables	14	119.6	123.2
Total current liabilities		125.4	148.8

Long-term borrowings from subsidiaries	13	384.7	351.4
Other non-current liabilities	15	26.7	31.4
Total non-current liabilities		411.4	382.8
Total liabilities		536.8	531.6

Equity
Share capital	16	549.8	183.1
Share premium	16	569.2	1,119.2
Treasury shares	17	(55.5)	(57.2)
Other reserves	17	353.0	345.4
Retained earnings		(55.7)	(22.7)
Total equity		1,360.8	1,567.8
Total equity and liabilities		1,897.6	2,099.4

The change in the accounting policy described in Note 1 impacted the published balances as at 31 December 2009 as follows: the line “other non-current liabilities” increased to €45.4m from € 33.4m; the line “deferred tax assets” increased to €13.9m from €11.6m; the line “retained earnings” decreased to €80.3m from €90.0m. The Company has disclosed the effect of the change on its 31 December 2009 balance sheet in Note 1, and does not consider it material to present the restated 31 December 2009 balance sheet as required by IAS 8.

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The Notes on pages 7 to 52 are an integral part of these financial statements

1

Income Statement

		Year ended 31 December
		2011	2010(1)	2009(1)
	Note	€ million	€ million	€ million
Net sales revenue		537.4	609.0	700.7
Cost of goods sold		(341.3)	(346.5)	(370.8)
Gross profit		196.1	262.5	329.9

Operating expenses	19	(191.6)	(212.6)	(231.0)
Restructuring costs	20	(26.7)	(19.5)	(4.0)
Other income	18	—	—	3.4
Operating (loss) / profit		(22.2)	30.4	98.3

Finance income		—	0.2	—
Finance costs		(14.7)	(28.5)	(8.3)
Finance costs, net	21	(14.7)	(28.3)	(8.3)
Dividend income	22	—	—	113.8
(Loss) / profit before tax		(36.9)	2.1	203.8

Tax	23	2.1	(32.0)	(77.2)
(Loss) / profit after tax		(34.8)	(29.9)	126.6

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The Notes on pages 7 to 52 are an integral part of these financial statements

2

Statement of Comprehensive Income

	Year ended 31 December
	2011		2010(1)		2009(1)
	€ million		€ million		€ million
(Loss)/profit after tax		(34.8)		(29.9)		126.6
Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses)/gains during the year		(0.4)		(0.5)		0.3
Cash flow hedges:
Amounts of (losses)/gains during the year	(0.1)		0.1		—
Amounts of gains reclassified to profit and loss for the year	(0.1)	(0.2)	—	0.1	—	—
Actuarial gains/(losses)		2.1		7.1		(2.1)
Income tax relating to components of other comprehensive income		(0.2)		(1.3)		0.3
Other comprehensive income for the year, net of tax		1.3		5.4		(1.5)
Total comprehensive income for the year		(33.5)		(24.5)		125.1

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The Notes on pages 7 to 52 are an integral part of these financial statements

3

Statement of Changes in Equity

	Attributable to owners of the Company
	Share	Share	Treasury	Other	Retained
	capital	premium	shares	reserves	earnings	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2009	182.7	1,665.0	—	297.6	91.9	2,237.2
Changes in Accounting Policy (Note 1)	—	—	—	—	(9.4)	(9.4)
Balance as at 1 January 2009 (restated)	182.7	1,665.0	—	297.6	82.5	2,227.8
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	1.8
Share-based compensation - options	—	—	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	(546.4)
Appropriation of reserves	—	—	—	24.1	(24.1)	—
Statutory minimum dividend	—	—	—	—	(41.6)	(41.6)
Dividends	—	—	—	—	(61.4)	(61.4)
	182.8	1,113.8	(14.9)	328.1	(44.6)	1,565.2
Profit for the year net of tax	—	—	—	—	126.6	126.6
Other comprehensive income for the year, net of tax	—	—	—	0.2	(1.7)	(1.5)
Total comprehensive income for the year, net of tax(2)	—	—	—	0.2	124.9	125.1
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	328.3	80.3	1,690.3
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	5.7
Share-based compensation - options	—	—	—	6.7	—	6.7
Shares repurchased	—	—	(42.3)	—	—	(42.3)
Appropriation of reserves	—	—	—	10.7	(10.7)	—
Dividends	—	—	—	—	(68.1)	(68.1)
	183.1	1,119.2	(57.2)	345.7	1.5	1,592.3
Loss for the year net of tax	—	—	—	—	(29.9)	(29.9)
Other comprehensive income for the year, net of tax	—	—	—	(0.3)	5.7	5.4
Total comprehensive income for the year, net of tax(3)	—	—	—	(0.3)	(24.2)	(24.5)
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	345.4	(22.7)	1,567.8

(2)              The amount included in other reserves of €0.2m income for 2009 consists of gains on valuation of available-for-sale financial assets of €0.3m and the deferred income tax thereof amounting to €0.1m.

The amount included in retained earnings of €124.9m profit comprises of profit for the year of €126.6m less actuarial losses of €2.1m plus deferred income tax credit of €0.4m.

(3)              The amount included in other reserves of €0.3m loss for 2010 consists of losses on valuation of available-for-sale financial assets of €0.5m, gains on cash flow hedges reserves of €0.1m and deferred income tax thereof amounting to €0.1m.

The amount included in retained earnings of €24.2m loss comprises of loss for the year of €29.9m less actuarial gains of €7.1m plus deferred income tax debit of €1.4m.

The Notes on pages 7 to 52 are an integral part of these financial statements

4

Statement of Changes in Equity

	Attributable to owners of the Company
	Share	Share	Treasury	Other	Retained
	capital	premium	shares	reserves	earnings	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	345.4	(22.7)	1,567.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	4.7
Share-based compensation - options	—	—	—	8.1	—	8.1
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—
Expenses related to share capital increase (net of tax €1.2m)	(4.8)	—	—	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	(181.5)
	549.8	569.2	(55.5)	353.5	(22.7)	1,394.3
Loss for the year net of tax	—	—	—	—	(34.8)	(34.8)
Other comprehensive income for the year, net of tax	—	—	—	(0.5)	1.8	1.3
Total comprehensive income for the year, net of tax(4)	—	—	—	(0.5)	(33.0)	(33.5)
Balance as at 31 December 2011	549.8	569.2	(55.5)	353.0	(55.7)	1,360.8

For further details, please refer to: Note 16 Share capital and share premium; Note 17 Reserves;

Note 24 Shares held for equity compensation plan; Note 25 Stock option compensation plans; and Note 26 Dividends.

(4)

The amount included in other reserves of €0.5m loss for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m, losses on cash flow hedges reserves of €0.2m and deferred income tax thereof amounting to €0.1m.

The amount included in retained earnings of €33.0m loss comprises of loss for the year of €34.8m less actuarial gains of €2.1m plus deferred income tax debit of €0.3m.

The Notes on pages 7 to 52 are an integral part of these financial statements

5

Cash Flow Statement

		Year ended 31 December
		2011	2010(1)	2009(1)
	Note	€ million	€ million	€ million
Operating activities
(Loss)/profit after tax		(34.8)	(29.9)	126.6
Finance costs, net	21	14.7	28.3	8.3
Dividend income	22	—	—	(113.8)
Tax charged to the income statement	23	(2.1)	32.0	77.2
Depreciation of property, plant and equipment	4	26.6	29.1	28.3
Impairment of property, plant and equipment	4	7.6	—	—
Employee share options	25	5.4	4.4	4.1
		17.4	63.9	130.7
(Gains)/losses on disposals of non-current assets		(1.0)	(0.5)	0.7
Decrease in inventories		2.9	3.4	11.4
Decrease/(increase) in trade and other receivables		1.0	20.2	(56.0)

Increase/(decrease) in trade and other payables		15.3	(25.8)	23.9

Tax paid		(20.7)	(62.0)	(24.0)

Net cash from/(used in) operating activities		14.9	(0.8)	86.7

Investing activities
Payments for purchases of property, plant and equipment		(14.4)	(29.4)	(27.8)
Proceeds from sales of property, plant and equipment		0.1	—	0.2
Proceeds from investments	5	183.5	633.9	8.8
Payments for capital increases in subsidiaries		—	(2.1)	(1.4)
Dividends received		—	—	91.4
Net cash from investing activities		169.2	602.4	71.2

Financing activities
Return of capital to shareholders	16	(181.5)	—	(546.3)
Payments of expenses related to share capital increase	16	(6.0)	—	(6.0)
Share buy-back payments		—	(42.3)	(16.6)
Proceeds from shares issued to employees exercising stock options		4.7	5.7	1.8
Dividends paid	26	—	(102.0)	(102.3)
Proceeds from borrowings	13	292.2	442.1	689.3
Repayment of borrowings	13	(283.0)	(887.7)	(169.4)
Interest paid		(10.5)	(17.6)	(8.1)
Net cash used in financing activities		(184.1)	(601.8)	(157.6)

Net (decrease)/increase in cash and cash equivalents		—	(0.2)	0.3

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		0.3	0.5	0.2
Net (decrease)/increase in cash and cash equivalents		—	(0.2)	0.3
Cash and cash equivalents at 31 December	12	0.3	0.3	0.5

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The Notes on pages 7 to 52 are an integral part of these financial statements

6

Notes to the Financial Statements

1.   Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’) is a Société Anonyme (corporation) incorporated in Greece and is principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company (‘TCCC’). Coca-Cola Hellenic has operations in 27 countries in Europe and Nigeria also principally engaged in the same activities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

These financial statements were approved for issue by the Board of Directors on 15 March 2012 and are expected to be verified at the Annual General Meeting to be held on 25 June 2012.

Basis of preparation

The financial statements included in this document are prepared in accordance with International Financial Reporting Standards (‘IFRS’) issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

All IFRS issued by the IASB, which apply to the preparation of these financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group (‘EFRAG’).

The financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments.

These stand-alone financial statements should be read in conjunction with the consolidated financial statements of Coca-Cola Hellenic and its subsidiaries (collectively ‘the Group’) for the year ended 31 December 2011 prepared in accordance with IFRS.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

The Company is subject to income taxes in Greece. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Company recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Company does not anticipate the actual final outcome, on the judgment areas, to differ by more than 10% from management’s estimates, in order to require adjustments of the reported income tax liability.

7

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value-in-use of the cash-generating units to which it has been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 3.

Impairment of investments in subsidiaries and joint-ventures

The Company follows the guidance of IAS 36 to determine when an investment in subsidiaries and joint-ventures is impaired. This determination requires significant judgement. In making this judgement, the Company evaluates, among other factors, the extent to which the fair value of an investment is less than its cost; and the financial health of and short term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow. Management believes that any reasonably possible change in any of the key assumptions used in determination of the fair values of its investments would not cause the investments carrying amounts to exceed their recoverable amounts.

Employee Benefits—Defined Benefit Pension Plans

The Company provides defined benefit pension plans as an employee benefit. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 15.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Listing fees that are subject to contract-based term arrangements are capitalized and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. Listing fees recognized as a reduction to revenue during the year ended 31 December 2011, amounted to €96.5m (2010: €92,7m, 2009: €10.1 m). Marketing and promotional incentives provided to customers during 2011 amounted to €15.0m (2010: €22.6m, 2009: €67.9m) net of TCCC support.

Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In 2011, such contributions totaled €16.4m (2010: €23.9m, 2009: €18.1m).

Dividend income

Dividend income is recognised in the income statement when the Company’s right to receive the dividend is established.

Management fee income

The Company charges management fees to its subsidiaries for services provided. Income from management fees is recognised in accordance with the substance of the relevant agreement.

8

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Goodwill

Goodwill is the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill is carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to the relevant cash-generating units. The cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable (i.e. the higher of the value in use and fair value less costs to sell) amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 7 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Deposits received for returnable containers by customers are accounted for as deposit liabilities.

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement.

Impairment of non-financial assets

Goodwill is not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less cost to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

9

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs excluding transaction costs on borrowings are expensed as part of finance costs in the period in which they are incurred.

Investments in subsidiaries and joint ventures

Investments in subsidiaries and joint ventures are measured at cost less impairment. In addition, following IFRIC 11, Group and Treasury Share Transactions, the charge for stock option related to subsidiaries is passed to the subsidiaries by way of the investment in subsidiaries account.

Financial assets

The Company classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss (‘FVTPL’), held-to-maturity and available-for-sale financial assets. The classification depends on the purpose for which the investment was acquired. Management determines the classification of its investments at initial recognition. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale financial assets; and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade date which is the day the Company commits to purchase or sell. The cost of purchase includes transaction costs for investments other than those carried at FVTPL where transaction costs are expensed. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

Available-for-sale investments and FVTPL are subsequently carried at fair value.

Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised, at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

10

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets’ previous carrying amount and their fair value less costs to sell.

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost is determined using the weighted average method. Cost for work in progress and finished goods, is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product to its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs to complete and sell the inventory.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less provision for doubtful debts. A provision for doubtful debts is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable could be uncollected. The amount of the provision is the difference between the receivable’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of ‘operating expenses’. If a trade receivable ultimate becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against ‘operating expenses’.

Trade payables

Trade payables are recognised initially at fair value and, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The Company’s financial statements are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the financial statements the results and financial position of the Company are expressed in euro, which is the functional currency of Coca-Cola Hellenic and the presentation currency for the financial statements.

11

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

The Company has minor foreign exchange transaction exposures where it holds a small amount of monetary assets and liabilities, which are not denominated in its functional currency.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs incurred.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period.

Derivative financial instruments

The Company uses derivative financial instruments, including options, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Company’s underlying business activities. The Company does not use its derivative financial instruments for any trading activities.

All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

The Company documents at the inception of hedged transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. This process includes linking all derivative financial instruments designated as hedging instruments to specific assets, liabilities, firm commitments or forecast transactions. Both at the hedge inception and on an ongoing basis, the Company assesses and documents whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

12

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Leases

Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Company policy for depreciable life of property, plant and equipment.

Provisions

Provisions are recognised when: the Company has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

The Company offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Employee benefits

The Company operates two defined benefit plans and a defined contribution pension plan.

The defined benefit plans are made up of a funded pension plan and employee leaving indemnities. The assets of the funded plan are held in a separate trustee-administered fund and are financed by the Company.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised past service costs. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

13

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate bonds which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise are amortised over the remaining vesting period.

The Company’s contributions to the defined contribution pension plan are charged to the income statement in the period to which the contributions relate.

Employee benefits - long-term incentive plan

The Company operates a long-term incentive plan where employees are entitled to additional cash benefits that have a vesting period of three years. The cost of the benefits is recording in the income statement over the vesting period.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity- settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Company’s plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic’s share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining fair value of stock options.

In addition, the Company operates a stock purchase plan, an equity compensation in which eligible employees can participate. The Company makes contributions to a trust for participating employees and recognises expense to the income statement over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Company and are recorded at cost on the balance sheet within equity as shares held for equity compensation plan until they vest.

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

14

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity.  In this case the tax is also recognised in other comprehensive income or directly in equity respectively.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Company with various incentives, including contributions toward the purchase of cold drink equipment. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

There is only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

The consideration paid for the purchases of the company’s equity share capital (treasury shares), including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are annually required to declare dividends of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability at the balance sheet date.

15

Notes to the Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

Comparative figures

Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in pension accounting discussed below.

Changes in accounting policy

Coca-Cola Hellenic has assessed its accounting policy with regard to IAS 19 Employee Benefits and the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Company previously recognised these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognised actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognised) in accordance with IAS 19. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

As of 1 January 2011 the Company determined that it would change its accounting policy to recognise actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Company’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

As a result of the voluntary accounting policy change, the following adjustments were made to the financial statements:

	Year ended 31 December 2010 €million	Year ended 31 December 2009 €million
Profit after tax
Profit before change in accounting policy	(31.9)	125.2
Reversal of actuarial losses	2.6	1.6
Change in deferred tax	(0.6)	(0.2)
Profit after change in accounting policy	(29.9)	126.6

	Year ended 31 December 2010 €million	Year ended 31 December 2009 €million
Total comprehensive income
Total comprehensive income before change in accounting policy	(32.2)	125.4
Net change to profit after tax	2.0	1.4
Reversal of actuarial losses in other comprehensive income	7.1	(2.1)
Change in deferred tax	(1.4)	0.4
Total comprehensive income after change in accounting policy	(24.5)	125.1

If the accounting policy had not been changed, the loss after tax for the twelve months ended 31 December 2011 would have been €0.3m higher and the actuarial gains and losses recognised in other comprehensive income and pension liability would have remained to a large extent unrecognised.

	As at 31 December 2010 €million	As at 31 December 2009 €million	As at 1 January 2009 €million
Statement of changes in equity
Equity before change in accounting policy	1,569.8	1,700.0	2,237.2
Allocation of unrecognised net losses to retained earnings	(2.0)	(9.7)	(9.4)
Equity after change in accounting policy	1,567.8	1,690.3	2,227.8

16

Notes to the Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

	As at 31 December2010 €million	As at 31 December 2009 €million
Other non-current liabilities
Other non-current liabilities before change in accounting policy	29.0	33.4
Recognition of actuarial losses	2.4	12.0
Other non-current liabilities after change in accounting policy	31.4	45.4

	As at	As at
	31 December 2010 €million	31 December 2009 €million
Deferred tax assets
Deferred tax assets before change in accounting policy	11.3	11.6
Change in deferred tax	0.4	2.3
Deferred tax assets after change in accounting policy	11.7	13.9

Accounting pronouncements adopted in 2011

In the current year, the Company has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2011. None of these standards and interpretations had a significant effect on the financial statements of the Company. The revised standards and interpretations are:

Amendment to IAS 32, ‘Financial instruments: Presentation — Classification of rights issues’.  The standard was amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.  There was no impact to the Company’s financial statements as a result of adopting this amendment.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’.  The interpretation clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. There was no impact to the Company’s financial statements as a result of adopting this interpretation.

IAS 24, ‘Related party disclosures’ (revised 2009).  The revised standard amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities.  There was no impact to the Company’s financial statements as a result of adopting the revised standard.

Amendment to IFRIC 14, ‘IAS 19 — The limit on defined benefit assets, minimum funding requirements and their interaction’.  The amendment removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The amendment results in pre-payments of contributions in certain circumstances being recognised as an asset rather than an expense. As the Company does not have significant assets from voluntary prepayments for minimum funding contributions the amendment did not have a significant impact on the Company’s financial statements.

As part of its annual improvement process, in May 2010 the IASB issued the following amendments to standards and interpretations. There was no impact to the Company’s financial statements as a result of adopting theses amendments:

17

Notes to the Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

IFRS 3, Business Combinations:  The amendments to the standard specify that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value. Furthermore, the amendments to the standard clarify the treatment of the un-replaced and voluntary replaced share based payment awards and also clarify the transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3(2008).

IFRS 7, Financial Instruments: Disclosures The amendments to the standard encourage specific qualitative disclosures and clarify the required level of disclosure around credit risk and collateral held and provide relief from disclosure of renegotiated loans.

IAS 1, Presentation of Financial Statements The amendments to the standard clarify that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

IAS 27, Consolidated and Separate Financial Statements The amendments to the standard provide clarification on the transitional requirements resulting from the amendments of IAS 27 (2008).

IFRIC 13, Customer Loyalty Programmes:  The amendments to the interpretation clarify that the ‘fair value’ of award credits should take into account i) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale, and ii) any expected forfeitures.

IAS 34, Interim Financial Reporting: The amendments to the standard provide further clarification that disclosures for significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report.

Accounting pronouncements not yet adopted

At the date of approval of these financial statements, the following standards and interpretations relevant to Company’s operations were issued but not yet effective and not early adopted:

IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and liabilities.  IFRS 9 was issued in November 2009 and October 2010 and it replaces parts of IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. For financial liabilities the standard retains most of the IAS 39 requirements, the main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will be effective for annual periods beginning on or after 1 January 2015. The standard has not yet been adopted by the EU. The Company is currently evaluating the impact this standard will have on its financial statements.

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures as part of its comprehensive review of off balance sheet activities. The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions. Specifically, the amendments require disclosures of the relationship between transferred financial assets that are not derecognised in their entirety and the associated liabilities; as well as disclosure of the nature of, and risks associated with, an entity’s continuing involvement in derecognised financial assets. The amended standard is effective for annual periods beginning on or after 1 July, 2011. The standard has not yet been adopted by the EU. The amendments to the standard are not expected to have a significant impact on the Company’s financial statements.

18

Notes to the Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

The amendment IAS 12 Income Taxes — Recovery of Underlying Assets clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012 and is not expected to have an impact on the Company’s financial statements.

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities.  The Company does not expect the new standard to have an impact on its financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Company does not expect the new standard to have an impact on its financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly).  The Company does not expect the new standard to have an impact on its financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Company is currently evaluating the impact this standard will have on its financial statements. The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013.  The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognised as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Company has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing IAS 19. The Company is currently evaluating the impact of the remaining changes of this amended standard on its financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012.  The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.  The Company is currently evaluating the impact the amendments will have on its financial statements.  The amendments have not yet been adopted by the EU.

19

Notes to the Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

In December 2011 the IASB issues an amendment to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013. The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure.  The Company is currently evaluating the impact the amendments will have on its financial statements. The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued and amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Company is currently evaluating the impact the amendments will have on its financial statements. This amendment has not yet been adopted by the EU.

20

Notes to the Financial Statements (continued)

2.  Segmental Analysis

The Company has one business, being the production, sale and distribution of non-alcoholic, ready-to-drink beverages, and operates as one geographical segment.

3.  Goodwill

Goodwill arose in the Company as a result of its merger with two subsidiaries, PET Plastics S.A. and Cretan Bottling Company in 1997 and 2002 respectively.

	2011 € million	2010 € million
Cost & Net book value
As at 1 January	7.5	7.5
As at 31 December	7.5	7.5

The Company conducts a test for impairment of goodwill in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2009, 2010 and 2011. For impairment testing purposes the Company is considered as one cash-generating unit.

The recoverable amount of the operation has been determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Company’s main business activities, cash flow projections have been extended over ten years. Cash flow projections for years four to ten have been projected by management based on operation and market specific high-level assumptions including growth rates, discount rates, forecasted selling prices and direct cost. Cash flows beyond the ten year period (the period in perpetuity) have been extrapolated using an estimated growth rate in perpetuity of 2.0% (2010: 2.0%). Other key assumptions used are an average gross margin of 40.5% (2010: 44.5%) and a discount rate of 19.8% (2010: 13.1%).

Management determined gross margin based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rate used in perpetuity reflects the forecasts in line with management beliefs. These forecasts exceed, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to Greece.

The impairment testing that was conducted for goodwill did not indicate any impairment. Management believes that any reasonably possible change in any of the key assumptions would not cause the operation’s carrying amount to exceed its recoverable amount.

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4.   Property, plant and equipment

	Land and	Plant and	Returnable	Assets under
	buildings	equipment	containers	construction	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2011	80.6	319.9	22.7	3.7	426.9
Additions	—	7.4	0.4	8.2	16.0
Disposals and write offs	—	(5.2)	(1.4)	—	(6.6)
Reclassifications	1.9	5.0	—	(6.9)	—
As at 31 December 2011	82.5	327.1	21.7	5.0	436.3
Depreciation and impairment
As at 1 January 2011	30.1	222.5	7.5	—	260.1
Charge for the year	1.3	23.7	1.6	—	26.6
Impairment	—	5.2	2.4	—	7.6
Disposals and write offs	—	(5.9)	(1.4)	—	(7.3)
As at 31 December 2011	31.4	245.5	10.1	—	287.0
Net book value as at 1 January 2011	50.5	97.4	15.2	3.7	166.8
Net book value as at 31 December 2011	51.1	81.6	11.6	5.0	149.3
Cost
As at 1 January 2010	73.1	327.6	23.3	11.5	435.5
Additions	5.7	9.7	1.3	11.2	27.9
Disposals and write offs	(0.2)	(34.4)	(1.9)	—	(36.5)
Reclassifications	2.0	17.0	—	(19.0)	—
As at 31 December 2010	80.6	319.9	22.7	3.7	426.9
Depreciation
As at 1 January 2010	28.9	226.9	7.6	—	263.4
Charge for the year	1.2	26.3	1.6)	—	29.1
Disposals and write offs	—	(30.7)	(1.7)	—	(32.4)
As at 31 December 2010	30.1	222.5	7.5	—	260.1
Net book value as at 1 January 2010	44.2	100.7	15.7	11.5	172.1
Net book value as at 31 December 2010	50.5	97.4	15.2	3.7	166.8

Assets under construction at 31 December 2011 include advances for equipment purchases of €1.6m (2010:€2.7m). Impairment of plant and equipment of €5.2m and of returnable containers €2.4m relates to restructuring initiatives of the Company.

22

5.   Investments in subsidiaries and joint ventures

The effective interest held in and the carrying value of the investments in subsidiaries and joint ventures at 31 December are:

		Effective	Effective	Carrying	Carrying
		interest	interest	value	value
	Country of	held	held	2011	2010
	incorporation	2011	2010	€ million	€ million
Brewinvest S.A.	Greece	50%	50%	0.3	0.3
Elxym S.A.	Greece	100%	100%	14.1	14.1
Tsakiris S.A.	Greece	100%	100%	16.1	16.1
3E (Cyprus) Ltd.	Cyprus	100%	100%	1,493.6	1,674.4
Total investments in subsidiaries and joint ventures				1,524.1	1,704.9

The above list contains direct investment in subsidiaries and joint ventures only. Refer to Notes 32 and 33 for a list of the principal direct and indirect interests in subsidiaries and joint ventures.

Changes in the carrying amounts of investment in subsidiaries and joint ventures were as follows:

	2011 € million	2010 € million
As at 1 January	1,704.9	2,334.4
Increase of investment	—	2.1
Return of share capital	(183.5)	(633.9)
Increase in stock options attributable to subsidiaries	2.7	2.3
As at 31 December	1,524.1	1,704.9

During 2010, Brewinvest S.A. and 3E Cyprus Ltd. returned €8.7m and €625.2m respectively to the Company as a result of the reduction in their share capital.

During 2011, 3E Cyprus Ltd. returned €183.5m to the Company as a result of the reduction in its share capital.

6.   Available-for-sale financial assets

Movements in available-for-sale financial assets are as follows:

	2011	2010
	€ million	€ million
As at 1 January	1.0	1.5
Unrealised losses taken to other comprehensive income	(0.4)	(0.5)
As at 31 December	0.6	1.0

Available-for-sale financial assets relate to listed equities €0.5m (2010: €0.9m) and other unlisted equities of €0.1m (2010: €0.1m).  The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

23

7.   Financial instruments

Categories of financial instruments at 31 December were as follows:

2011

	Loan and	Available-
	receivables	for-sale	Total
Assets	€ million	€ million	€ million

Investments	—	0.6	0.6
Trade and other receivables	166.7	—	166.7
Cash and cash equivalents	0.3	—	0.3
Total	167.0	0.6	167.6

	Liabilities
	held at
	amortised
	cost	Total
Liabilities	€ million	€ million
Trade and other payables	104.2	104.2
Borrowings	390.5	390.5
Total	494.7	494.7

2010

		Derivatives
	Loan and	used for	Available-
	receivables	hedging	for-sale	Total
Assets	€ million	€ million	€ million	€ million

Investments	—	—	1.0	1.0
Derivative financial instruments	—	0.3	—	0.3
Trade and other receivables	168.5	—	—	168.5
Cash and cash equivalents	0.3	—	—	0.3
Total	168.8	0.3	1.0	170.1

	Liabilities
	held at
	amortised
	cost	Total
Liabilities	€ million	€ million

Trade and other payables	119.9	119.9
Borrowings	377.0	377.0
Total	496.9	496.9

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Company’s maximum credit risk exposure for each derivative instrument was as follows:

24

7.   Financial instruments (continued)

	Assets	Liabilities
	€ million	€ million
At 31 December 2011
Current
Forward foreign exchange contracts	—	—
Total current	—	—

	Assets	Liabilities
	€ million	€ million
At 31 December 2010
Current
Forward foreign exchange contracts	0.3	—
Total current	0.3	—

Net fair values of derivative financial instruments

(a)           Cash flow hedges

The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Forward foreign exchange contracts	—	0.2
	—	0.2

(b)           Fair value hedges

The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2011	2010
	€ million	€ million
Contracts with positive /(negative) fair values
Forward foreign exchange contracts	—	0.1
	—	0.1

Forward foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2011 totaled €1.5m (2010: €4.3m).

25

8.   Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The following amounts, determined after appropriate off-setting, are shown in the balance sheet:

	2011	2010	2009
	€ million	€ million	€ million
Deferred tax assets:
To be recovered after more than 12 months	5.3	6.6	9.1
To be recovered within 12 months	12.8	9.3	10.1
	18.1	15.9	19.2

	2011	2010	2009
	€ million	€ million	€ million
Deferred tax liabilities:
To be settled after more than 12 months	(2.9)	(4.2)	(2.8)
To be settled within 12 months	—	—	(2.5)
	(2.9)	(4.2)	(5.3)
Deferred tax assets (net)	15.2	11.7	13.9

The movements in deferred tax assets and liabilities during the year, after offsetting balances within the same tax jurisdiction, are as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	11.7	13.9	13.7
Tax credited/(charge) to the income statement	2.5	(1.0)	(1.3)
Tax credited to equity	1.0	(1.2)	1.5
As at 31 December	15.2	11.7	13.9

The movements in deferred tax assets and liabilities,  at 31 December are as follows:

	Tax in excess		Capital
	of book	Other current	investments
	depreciation	assets	incentives	Other	Total
Deferred tax liabilities	€ million	€ million	€ million	€ million	€ million

As at 1 January 2010	(0.7)	(2.5)	(2.1)	—	(5.3)
Tax charge to the income statement	(1.4)	(0.1)	—	—	(1.5)
Tax credited to equity	—	0.1	—	—	0.1
Transfers between deferred tax assets and liabilities	—	2.5	—	—	2.5
As at 31 December 2010	(2.1)	—	(2.1)	—	(4.2)
Tax credited to the income statement	(0.1)	—	—	—	(0.1)
Transfers between deferred tax assets and liabilities	—	—	—	1.4	1.4
As at 31 December 2011	(2.2)	—	(2.1)	1.4	(2.9)

26

8.   Deferred tax (continued)

	Tax losses		Other	Other
	carried		current	current
	forward	Provisions	liabilities	assets	Other	Total
Deferred tax assets	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2010	—	9.1	10.1	—	—	19.2
Tax (charge)/credited to the income statement	—	(1.2)	(6.0)	7.7	—	0.5
Taken to equity	—	(1.3)	—	—	—	(1.3)
Transfers between deferred tax assets and liabilities	—	—	—	(2.5)	—	(2.5)
As at 31 December 2010	—	6.6	4.1	5.2	—	15.9
Tax credited/(charge) to the income statement	1.5	(0.9)	1.4	0.6	—	2.6
Taken to equity	—	(0.4)	—	—	1.4	1.0
Transfers between deferred tax assets and liabilities	—	—	—	—	(1.4)	(1.4)
As at 31 December 2011	1.5	5.3	5.5	5.8	—	18.1

9.   Inventories

Inventories consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Finished goods	11.0	13.0
Raw materials and work in progress	11.9	12.9
Consumables	3.7	3.6
Total inventories	26.6	29.5

The amount of inventories recognized as an expense during 2011 was €262.5m (2010: €264.0m, 2009: €302.8m). During 2011 provision of obsolete inventories recognised as an expense amounted to €1.3m (2010: €0.4m, 2009: €1.3m), whereas provision reversed in the period amounted to nil (2010: €0.4m, 2009: nil).

10.   Trade receivables

Trade receivables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Trade receivables	164.3	172.4
Less: Provision for doubtful debts	(35.4)	(26.5)
Total trade receivables	128.9	145.9

The credit period given to customers ranges from 10 days to 120 days depending on the customer type. Interest is not charged for late payment.

27

10.   Trade receivables (continued)

The Company provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Company investigates the potential customer’s credit quality (through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. The total receivable from Carrefour amounts to €10.0m and represents more than 5% of the trade receivables for the Company (2010: €27.7m related to Carrefour, Metro and AB Vassilopoulos). The Company’s exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 27.

The trade receivables are as follows:

	2011	2010
	€ million	€ million
Due within due date	99.0	112.8
Past due	65.3	59.6
Less: Provision for doubtful debts past due	(35.4)	(26.5)
Total trade receivables	128.9	145.9

As at 31 December 2011, the Company held collateral, in the form of mortgages, bank guarantees, as security against trade receivables with a carrying amount of €14.9m (2010: €12.6m).

As at 31 December 2011, trade receivables of €29.9m (2010: €33.1m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	19.5	23.4
3 to 6 months	3.5	3.1
6 to 9 months	1.5	4.5
More than 9 months	5.4	2.1
	29.9	33.1

As at 31 December 2011, trade receivables of €35.4m (2010: €26.5m) were past due and impaired or provided for. The amount of the provision was €35.4m (2010: €26.5m). The ageing analysis of these receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	9.3	0.9
3 to 6 months	0.2	0.9
6 to 9 months	0.2	—
More than 9 months	25.7	24.7
	35.4	26.5

The movement in the provision for doubtful debts during the year is as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	(26.5)	(21.6)	(19.0)
Amounts written off during the year	0.1	1.2	—
Increase in allowance recognised in the income statement	(9.0)	(6.1)	(2.6)
As at 31 December	(35.4)	(26.5)	(21.6)

The recording and release of provision for impaired receivables are recorded within operating expenses.

28

11.   Other receivables

Other receivables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Prepayments	1.8	2.8
Receivables from subsidiaries (Note 31)	20.5	11.7
Receivables from related parties (Note 31)	12.1	7.7
Other	6.0	4.7
Total other receivables	40.4	26.9

The receivables from subsidiaries and related parties, net of the provision for doubtful debts, are as follows:

	2011	2010
	€ million	€ million
Due within due date	30.2	16.6
Past due	2.4	2.8
Total receivables from subsidiaries and related parties	32.6	19.4

As at 31 December 2011, subsidiaries and related parties receivables of €2.4m (2010: €2.8m) were past due but not impaired, due to the fact that the amounts are considered recoverable. The ageing analysis of these related party receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	0.9	1.4
3 to 6 months	0.6	0.4
6 to 9 months	0.1	0.1
More than 9 months	0.8	0.9
	2.4	2.8

12.   Cash and cash equivalents

Cash and cash equivalents of €0.3m and €0.3m at 31 December 2011 and 2010 respectively, comprise of cash at bank and in hand. All cash and cash equivalents are held in euro.

29

13.   Borrowings

The Company held the following borrowings at 31 December:

	2011	2010
	€ million	€ million
Short-term borrowings from subsidiaries	5.8	25.6
Total borrowings falling due within one year	5.8	25.6
Long-term borrowings from subsidiaries	384.7	351.4
Total borrowings falling due after one year	384.7	351.4
Total borrowings	390.5	377.0

Borrowings from subsidiaries comprised of three loans with Coca-Cola HBC Finance plc, an indirect subsidiary of the Company and are denominated in Euro.

A short-term loan amounting to €5,7m in 2011 (2010: €25.5m) carried an interest rate of LIBOR plus 0.25%.

A long-term loan of €305.9m (2010: €255.7m), which was renewed on 23 November 2011, is repayable on 31 December 2017. This loan carried an interest rate of 3-month EURIBOR plus 0.20% until 25 December 2009, and from then on the loan carried an interest rate of 6-month EURIBOR plus 0.75%. From January 2010 this loan carried the average quarterly borrowing cost of the lender (Q1: 3.19%, Q2: 3.71%, Q3: 3.37%, Q4: 4.17%). For 2011 the average quarterly borrowing cost of the lender is Q1: 4.06%, Q2: 3.85%, Q3: 2.66%, Q4: 4.16%.

In addition, a long-term loan of €74.7m (2010: €92.0m) was issued on 8 December 2009, the first withdrawal took place in June 2010, it was renewed on 23 November 2011 and is repayable on 31 December 2017. This loan carried the average quarterly borrowing cost of the lender Q1: 4.06%, Q2: 3.85%, Q3: 2.66%, Q4: 4.16% (2010: Q2: 3.71%, Q3: 3.37%, Q4: 4.17%).

The accrued interest for the short-term loan is €0.1m in 2011 (2010: €0.1m).

The long-term borrowings from subsidiaries of €384.7m include €4.1m accrued interest on the above loans (2010: €3.7m).

During 2011, the total repayments of borrowings amounted to €283.0m (2010: €887.7m, 2009: €169.4m), and total proceeds amounted to €292.2m (2010: €442.1m, 2009: €689.3m).

The weighted average interest rate on borrowings from subsidiaries in 2011 is 3.56% (2010: 3.53%, 2009: 2.1%).

Short term and long term borrowings fair value equals carrying value.

The exposure of the company’s borrowings to interest rate changes and the contractual re-pricing dates at the end of the reporting period were as follows:

	2011	2010
	€ million	€ million
6 months or less	390.5	377.0

30

14.   Trade and other payables

Trade and other payables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Trade payables	22.6	29.6
Accrued liabilities	48.5	52.6
Payables to related parties (refer to Note 31)	7.5	13.4
Payables to subsidiaries (refer to Note 31)	1.9	4.3
Deposit liabilities	6.7	6.7
Other tax and social security liabilities	6.7	2.2
Salaries and employee related payable	6.2	6.6
Current portion of employee benefit provision (refer to Note 15)	7.7	2.4
Dividends payables	0.1	0.1
Deferred income	7.6	—
Other payables	4.1	5.3
Total trade and other payables	119.6	123.2

15.  Employee benefits

Employee benefits consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Defined benefit plans
Employee leaving indemnities	24.9	30.4	43.4
Pension plans	(0.1)	(0.1)	(0.2)
Total defined benefits plans	24.8	30.3	43.2

Other employee benefits
Long term incentive plan	1.9	3.1	4.2
Other employee benefits	7.7	0.4	0.8
Total other employee benefits	9.6	3.5	5.0
Total employee benefits obligations	34.4	33.8	48.2

Employee benefit obligations at 31 December are split between current and non-current as follows:

	2011	2010	2009
	€ millon	€ million	€ million
Current	7.7	2.4	2.8
Non-current	26.7	31.4	45.4
Total employee benefits obligations	34.4	33.8	48.2

Employees of Coca-Cola Hellenic are entitled to employee leaving indemnities, generally based on each employee’s length of service, employment category and remuneration. Coca-Cola Hellenic also sponsors a defined benefit pension plan.

31

15.   Employee benefits (continued)

Reconciliation of defined benefit obligations:

	2011	2010
	€ million	€ million
Present value of defined benefit obligation at 1 January	32.4	45.6
Service cost	1.9	2.7
Interest cost	1.5	2.2
Curtailment/settlement	2.7	1.9
Benefits paid	(10.3)	(12.9)
Actuarial gain	(2.1)	(7.1)
Present value of defined benefit obligation at 31 December	26.1	32.4

Reconciliation of plan assets:

	2011	2010
	€ million	€ million
Fair value of plan assets at 1 January	2.0	2.2
Expected return on plan assets	0.1	0.1
Actual employer’s contributions	0.1	—
Actual benefits paid	(0.9)	(0.3)
Fair value of plan assets at 31 December	1.3	2.0

In determining its expected long-term rate of return assumption, the Company uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2011 net periodic pension cost for the plans was 4.61% (2010: 5.20%, 2009: 5.30%).

The present value and funded status of defined benefit obligations were as follows at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Present value of funded obligations	1.2	1.9	2.0
Fair value of plan assets	(1.3)	(2.0)	(2.2)
	(0.1)	(0.1)	(0.2)
Present value of unfunded obligations	24.9	30.5	43.6
Unrecognised past service benefit	—	(0.1)	(0.2)
Defined benefit obligations	24.8	30.3	43.2
Actual return on plan assets	0.1	0.1	0.4

32

15.   Employee benefits (continued)

The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2011	2010
	€ million	€ million
As at 1 January	30.3	43.2
Expense recognised in the income statement	6.1	6.8
Employer contributions	(0.1)	—
Benefits paid	(9.4)	(12.6)
Actuarial gain recognised in OCI	(2.1)	(7.1)
As at 31 December	24.8	30.3

The cumulative amount of actuarial losses recognised in Other Comprehensive Income is €10.5m.

The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2011	2010
	%	%
Discount rate	4.75	4.75
Expected return on plan assets	4.75	4.61
Rate of compensation increase	2.50	3.00

The expense recognised in the income statement comprised the following for the years ended 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Current service cost	1.9	2.7	2.5
Interest cost	1.5	2.2	2.5
Expected return on plan assets	(0.1)	(0.1)	(0.3)
Amortisation of unrecognised past service costs	—	—	0.1
Curtailment/settlement	2.8	2.0	0.8
Total	6.1	6.8	5.6

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

The assumptions used to recognise expenses in the income statement comprised the following for the years ended 31 December:

	2011	2010	2009
	%	%	%
Discount rate	4.75	5.00	5.50
Expected return on plan assets	4.61	5.20	5.30
Rate of compensation increase	3.00	4.25	4.25

33

15.   Employee benefits (continued)

Plan assets are invested as follows:

	2011	2010
	%	%
Asset category
Debt securities	100	100
Total	100	100

The total employer contributions expected to be paid in 2012 is nil.

The history of experience adjustments is as follows:

	2011	2010	2009	2008	2007
	€ million	€ million	€ million	€ million	€ million
Present value of defined benefit obligations	26.1	32.4	45.6	46.5	44.9
Fair value of plan assets	(1.3)	(2.0)	(2.2)	(5.3)	(5.9)
Deficit	24.8	30.4	43.4	41.2	39.0

Experience gains/(losses) on plan liabilities	0.3	4.2	0.3	(0.5)	(6.7)
Experience gains/(losses) on plan assets	—	(0.1)	0.1	(0.8)	0.2

Defined contribution plans

The expense recognised in the income statement in 2011 for the defined contribution plan is €2.0m (2010: €1.3m, 2009: €1.9m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

16.   Share capital and share premium

	Number of
	shares	Share	Share
	(authorised	Capital	Premium	Total
	and issued)	€ million	€ million	€ million
As at 1 January 2009	365,402,097	182.7	1,665.0	1,847.7
Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)
Balance as at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6
Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7
Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3
Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)
Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0

34

16.   Share capital and share premium (continued)

During 2009, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €1.8m.

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00. At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

During 2010, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €5.7m.

During 2011, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €4.7m.

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

After the above changes, the share capital amounts to €549.8 million and is comprised of 366,542,008 shares with a nominal value of €1.50 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

17.   Reserves

The reserves of the Company at 31 December were as follows:

	2011	2010	2009
	€ million	€ million	€ million
Treasury shares	(55.5)	(57.2)	(14.9)
Other reserves
Tax-free reserve	251.3	251.3	240.7
Statutory reserve	55.7	55.7	55.7
Stock option reserve	45.6	37.5	30.8
Available-for-sale financial assets valuation reserve	0.4	0.9	1.1
Total other reserves	353.0	345.4	328.3
Total reserves	297.5	288.2	313.4

35

17.   Reserves (continued)

Treasury shares

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme expired on 26 April 2011.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2011, 3,430,135 shares had been held by the Company pursuant to the share buy-back programme for a total value of €55.5m, bringing the shares in circulation to 363,111,873 (2010: 3,430,315 shares held for a total value of €57.2m, 2009: 1,111,781 shares held for a total value of €14.9m).

Other reserves

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the Company. The tax-free reserve may be distributed if taxed, where applicable.

Statutory reserves

The statutory reserve is based on Greek law and can not be distributed.

Stock option reserve

This reserve represents the cumulative charge to the income statement and the investments in subsidiaries for employee stock option awards.

Available-for-sale financial assets valuation reserve

The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments.

18.   Other Income

Other income of €3.4m in 2009 concerns an insurance reimbursement which relates to the excess of insurance proceeds over the carrying values or property, plant and equipment damage. No such income occurred either in 2011 or in 2010.

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19.   Total operating expenses

(a)        Total operating expenses for the years ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
Management fee income (refer to Note 31)	(30.9)	(20.4)	(15.7)
Selling expenses	104.9	115.8	121.9
Delivery expenses	45.1	52.5	56.1
Administrative expenses	67.3	60.5	64.5
(Gain) / loss on fair value of cash flow hedge	(0.2)	(0.2)	0.1
Stock option expense (refer to Note 25)	5.4	4.4	4.1
Total operating expenses	191.6	212.6	231.0

(b)         Staff costs

Staff costs were analysed as follows:

	2011	2010	2009
	€ million	€ million	€ million
Wages and salaries	85.4	95.5	98.2
Social security costs	19.0	21.4	22.2
Pension and other employee benefits	18.4	16.4	23.9
Termination benefits	19.1	18.8	4.0
Total staff costs	141.9	152.1	148.3

Staff costs included in operating expenses amounted to €113.6m in 2011 (2010: €120.7m, 2009: €116.2m).

Staff costs included in cost of goods sold amounted to €28.3m in 2011 (2010: €31.4m, 2009: €32.1m).

The average number of full-time equivalent employees in 2011 was 2,221 (2010: 2,472, 2009: 2,514).

20.   Restructuring costs

As part of the effort to optimize its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2011 which amounted to €26.7m (2010: €19.5m, 2009: €4.0m) before tax. The restructuring concerns mainly employees’ costs, as well as closure of production facilities.

21.   Finance costs, net

Finance costs, net for the year ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
External interest income	—	(0.2)	—
External interest expense	0.1	0.2	0.2
Interest expense charged by subsidiaries (refer to Note 31)	14.6	28.3	8.1
Finance cost, net	14.7	28.3	8.3

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22.   Dividend income

Dividend income for the year ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
Dividend income from subsidiaries (refer to Note 31)	—	—	113.7
Dividend income from other investments	—	—	0.1
Total dividend income	—	—	113.8

23.   Tax

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the Greek corporate tax rate as follows:

	2011	2010	2009
	€ million	€ million	€ million
(Loss) / profit before tax per the income statement	(36.9)	2.1	203.8

Tax calculated at a tax rate of 20% (2010: 24%, 2009: 25%)	(7.4)	(0.5)	50.9
Additional local taxes	(0.4)	21.2	16.8
Transfer to tax — free reserves	—	—	(2.7)
Expenses non-deductible for tax purposes	4.5	8.9	5.4
Tax penalties and interest	—	—	3.8
Changes in tax laws and rates	1.2	—	(0.1)
Other	—	1.4	3.1
Income tax charge per the income statement	(2.1)	32.0	77.2

  Special tax in Greece

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Contribution of Social Responsibility’ (Law Nr. 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’ was applied retrospectively on the Company’s 2009 total net income. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 was €21.2m. As a result the Company recorded a tax charge of €21.2m in 2010, which was paid in January 2011.

On 10 December 2009, the Greek Government introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. This law (Law 3808/2009) provided for a special additional tax on the Company’s 2008 total net income. As a result the Company recorded a tax charge of €16.8m in 2009 and an additional €3.0m tax on foreign dividend income.

During 2008, the tax audit for the unaudited tax years 2003 up to and including 2006 was completed and during 2010, the tax audit for the unaudited tax years 2007 up to and including 2008 was completed. A provision for the unaudited tax years 2009 and 2010 was recognised in the financial statements.

The income tax charge for the years ended 31 December is as follows:

	2011	2010	2009
	€ million	€ million	€ million
Current tax charge	0.4	31.0	75.8
Deferred tax charge (refer to Note 8)	(2.5)	1.0	1.4
Total income tax charge	(2.1)	32.0	77.2

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24.   Shares held for equity compensation plan

The Company operates a stock purchase plan, the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic match up to a maximum 5% of the employee’s salary by way of contribution, which is made in December, and matching shares purchased in December vest immediately.

The charge to the income statement totaled €1.4m for the year ended 31 December 2011 (2010: €1.3m, 2009: € 1.2m).

25.   Stock option compensation plans

Coca-Cola Hellenic operates an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company’s shares trading on the Athens Exchange on the day of the grant. Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

The following table summarises information regarding outstanding stock options exercisable at 31 December 2011 and stock options exercised during 2011:

	Exercise		Vesting				Number of
	price after	Vesting	dates for			End of	stock
	the capital	status	further			option	options
	return (€)	2011	increments			period	outstanding
2003-2004 Plan/2003 Grant	9.17	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan/2004 Grant	10.42	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.53	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.57	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.71	fully vested	—	—	—	12.12.2016	1,066,151
2005-2009 Plan/2007 Grant	26.75	fully vested	—	—	—	12.12.2017	1,301,450
2005-2009 Plan/2008A Grant	22.54	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.36	fully vested	—	—	—	10.12.2018	1,344,840
2009-2011 Plan/2009 Grant	16.04	two thirds	10.12.2012	—	—	09.12.2019	1,652,300
2009-2011 Plan/2010A Grant	19.50	one third	18.03.2012	18.03.2013	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.65	one third	09.12.2012	09.12.2013	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.87	none	16.03.2012	16.03.2013	16.03.2014	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.50	none	24.06.2012	24.06.2013	24.06.2014	23.06.2021	10,000
2009-2011 Plan/2011 Grant	12.32	none	16.12.2012	16.12.2013	16.12.2014	15.12.2021	1,632,500
Total							9,767,302

39

25.   Stock option compensation plans (continued)

A summary of stock option activity under all plans is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	exercise price	Number	Weighted
	of stock	before the	after the	of stock	average
	options	capital return	capital return	options	exercise price
	2011	2011 (€)	2011 (€)	2010	2010
Outstanding at January 1	8,759,862	17.65	n/a	7,415,442	16.33
Granted	1,717,500	n/a	12.64	2,010,100	20.15
Exercised	(405,568)	11.69	11.19	(597,365)	9.59
Expired	(3,151)	8.19	7.69	(1,453)	8.29
Forfeited	(301,341)	19.48	18.98	(66,862)	18.08
Outstanding at December 31	9,767,302	n/a	16.55	8,759,862	17.65
Exercisable at December 31	6,192,606	n/a	17.04	5,001,036	17.77

The charge to the income statement for employee stock option awards for 2011 amounted to €5.4m (2010: €4.4m, 2009: €4.1m).

As a result of the capital return (refer to Note 16) of €0.50, a corresponding €0.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2011	2010	2009
Weighted average fair value of options granted	€2.9	€5.2	€3.6
Risk free interest rates	2.4%	3.0%	3.3%
Expected volatility	33.2%	32.2%	28.2%
Dividend yield	2.5%	1.5%	1.7%
Expected life	4.1 years	4.0 years	3.6 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2011 was 7.5 years (2010: 7.8 years, 2009: 7.9 years).

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26.   Dividends

The reported net results of the Company’s statutory accounts do not allow for 2011 and 2010 statutory minimum annual dividend payment. As a result the Company has not recorded a dividend liability in respect of 2011 and 2010.

During 2010, a dividend of €0.30 per share totalling €102.0m was paid. During 2009, a dividend of €0.28 per share totaling €102.3m was paid.

The statutory minimum dividend recognised for 2009 amounted to €41.6m and was recorded as liability under ‘Trade and other payables’ in the balance sheet. The remaining dividend of €68.1m was recorded in shareholders’ equity in the second quarter of 2010 as an appropriation of retained earnings.

27.   Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors’ approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

The Company is exposed to the effect of foreign currency risk on future commercial transactions, recognised monetary assets and liabilities that are denominated in currencies other than the entity’s functional currency. Forward foreign exchange contracts are used to hedge a portion of the Company’s foreign currency risk. The majority of the forward foreign exchange contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period. The foreign currency risk arising from the investment in foreign operations is not hedged.

Management has set up a policy that requires the Company to manage the foreign exchange risk against its functional currency. To manage the foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, the Company uses forward contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s Treasury’s risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. The Company designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate.

No material exchange gains or losses have been resulted for the period ended 31 December 2011. Included in the income statement is an amount of €0.2m (2010: €0.2m, 2009: €0.3m) for such exchange gains.

41

27.   Financial risk management (continued)

Interest rate risk

The Company’s interest risk arises from long term intercompany borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. There are no borrowings issued at fixed rates. During 2011 and 2010, the Company’s borrowings at variable rate were denominated in Euro.

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of floating rate liabilities. The sensitivity analysis is based on a 100 basis point increase or decrease in interest rates. Management has determined this change in interest rates to be a reasonable estimate of possible outcomes.

If interest rates had been 100 basis points higher and all other variables were held constant, the Company’s profit for the year ended 31 December 2011 would have decreased by €3.9m (2010: €8.0m, 2009: €3.8m). If interest rates had been 100 basis points lower and all other variables were held constant, the Company’s profit for the year ended 31 December 2011 would have increased by €3.9m (2010: €8.0m, 2009: €3.8m).

Commodities price risk management

The Company has no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminium as where possible it contracts prices with suppliers up to one year in advance.

Credit risk

The Company’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2011 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 10 and 11.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Company’s maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 7).

The Company only undertakes investments to derivative transactions with financial institutions that are required to have at least one long-term credit rating of ‘A+’ or ‘A1’ from Standard & Poor’s or Moody’s respectively.

Liquidity risk

The Company actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows.

42

27.   Financial risk management (continued)

The following tables detail the Company’s remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2011.

	€ million	€ million	€ million	€ million
	up to 1 year	1—2 yrs	2—5 yrs	over 5 years
Borrowings	21.6	19.9	47.5	396.4
Trade and other payables	104.2	—	—	—
As at 31 December 2011	125.8	19.9	47.5	396.4

Borrowings	40.2	366.0	—	—
Trade and other payables	119.9	—	—	—
As at 31 December 2010	160.1	366.0	—	—

Capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Company monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as “Total equity” plus “Net debt” as shown in the balance sheet. The gearing ratios at 31 December 2011 and 2010 were as follows:

	2011	2010
	€ million	€ million
Total borrowings (refer to Note 13)	390.5	377.0
Less: Cash and cash equivalents (refer to Note 12)	(0.3)	(0.3)
Net debt	390.2	376.7
Total equity	1,360.8	1,567.8
Total capital	1,751.0	1,944.5
Gearing ratio	22%	19%

The increase in the gearing ratio during 2011 resulted primarily from the decrease in total equity (refer to Note 16). The gearing ratio is managed at a Group Level.

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27.   Financial risk management (continued)

Fair values of financial assets and liabilities

For financial instruments such as cash, deposits, investments, short-term borrowings and other financial liabilities (other than long-term borrowings), carrying values are a reasonable approximation of their fair values. For long term borrowing fair value approximates book value given that these borrowings are held at floating interest rates.

The fair value of debtors and creditors approximates to their book values unless otherwise stated.

According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2011 and 2010.

Level 2

The fair value of forward contracts is calculated by reference to forward exchange rates at 31 December 2011 and 2010 for contracts with similar maturity dates.

Level 3

The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Derivative financial assets used for hedging
Fair Value hedges
Foreign exchange forward contracts	—	—	—	—
Cash flow hedges
Foreign exchange forward contracts	—	—	—	—
Available-for-sale financial assets
Equity securities	0.6	—	—	0.6
Total financial assets	0.6	—		0.6

Note that all of the resulting fair value estimates are included in levels 1 and 2.

44

27.   Financial risk management (continued)

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Derivative financial assets used for hedging
Fair Value hedges
Foreign exchange forward contracts	—	0.1	—	0.1
Cash flow hedges
Foreign exchange forward contracts	—	0.2	—	0.2
Available-for-sale financial assets
Equity securities	1.0	—	—	1.0
Total financial assets	1.0	0.3	—	1.3

Note that all of the resulting fair value estimates are included in levels 1 and 2.

28.   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company’s Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

45

28.   Contingencies (continued)

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company are routinely subjected to audit by tax authorities. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

Under various debt programs the Company is a guarantor up to a maximum of €4,195.0m in 2011 (2010: €4,173.4m) of which €2,045.0m had been issued under these programs (2010: €1,901.5m).

29.   Commitments

(a)          Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2011	2010
	€ million	€ million
Less than one year	4.5	3.1
Later than one year but less than five years	2.3	1.8
Future minimum lease payments	6.8	4.9

The total operating lease charges included within operating expenses for the year ended 31 December were as follows:

	2011	2010	2009
	€ million	€ million	€ million
Plant and equipment	6.4	6.5	6.2
Property	1.9	2.0	2.3
Total operating lease charges	8.3	8.5	8.5

(b)          Capital commitments

At 31 December 2011 the Company had capital commitments amounting to €5.6m (2010: €3.7m).

(c)          Long-term purchase commitments

At 31 December 2011 the Company had commitments to purchase raw materials and receive services amounting to €46.2m (2010: €35.0m).

30.   Directors’ and senior management remuneration

The total remuneration paid to or accrued for directors and the senior management team during 2011 amounted to €12.4m (2010: €10.8, 2009: €9.8m). Out of this, the amount paid or accrued for stock option grants during 2011 was €3.8m (2010: €3.4m, 2009: €3.2m). Pension and post employment benefits for directors and the senior management team during 2011 amounted to €0.6m (2010: €0.6m, 2009: €0.9m).

The total number of stock options granted to the Chief Executive Officer and the senior management team in 2011 amounted to 0.7m (2010: 1.1m, 2009: 1.0m).

46

31.   Related party transactions

a)                                     Transactions with direct and indirect subsidiaries

The Company owns directly and indirectly, shareholdings in the subsidiaries and joint ventures as shown in Notes 32 and 33 respectively.

The Company had the following transactions with subsidiary undertakings:

	2011	2010	2009
	€ million	€ million	€ million
Dividend income	—	—	113.7
Purchase of raw materials and finished goods	(130.0)	(110.1)	(12.6)
Interest expense	(14.6)	(28.3)	(8.1)
Other purchases and expenses	(1.4)	(2.3)	(2.8)
Sales of raw materials and finished goods	25.7	17.9	22.5
Management fee income	30.9	20.4	15.7
Rental income and other cost recharges	3.9	3.2	3.2

At 31 December 2011, the Company had the following balances with subsidiary undertakings:

	2011	2010
	€ million	€ million
Payables to subsidiaries	1.9	4.3
Interest accrual on loan from subsidiaries	4.2	3.8
Receivables from subsidiaries	20.5	11.7
Total borrowing from subsidiaries (net of accrued interest)	386.3	373.2

b)            The Coca-Cola Company

As at 31 December 2011, TCCC indirectly owned 23.2% (2010: 23.2%, 2009: 23.3%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a ‘key bottler’ and has entered into bottler’s agreements with Coca-Cola Hellenic. All the bottler’s agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler’s (‘SIB’) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in Greece. Consequently, Coca-Cola Hellenic is obliged to purchase all its requirements for concentrate for TCCC’s beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at The Coca-Cola Company’s discretion until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders’ agreement, whereby it is agreed that the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

TCCC owns or has applied for the trademarks that identify its beverages in all of Greece. TCCC has authorised Coca-Cola Hellenic to use the trademark ‘Coca-Cola’ in its corporate name.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2011 amounted to €99.8m (2010: €105.5m, 2009: €113.0m).

47

31.   Related party transactions (continued)

TCCC makes discretionary marketing contributions to the Company. The participation in shared marketing agreements is at TCCC’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programs to promote TCCC’s beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €9.1m (2010: €20.0m, 2009: €12.4m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2011, such contributions made by TCCC to Coca-Cola Hellenic totaled €16.4m (2010: €23.9m, 2009: €18.1m) and the contributions of Coca-Cola Hellenic to TCCC totaled €6.3m (2010: €3.9m, 2009: €5.7m) regarding the marketing expenses and €1.0m (2010: nil, 2009: nil) regarding the cost of sales. TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC’s discretion, will not necessarily be the same from year to year.

During the year, the Company sold €0.2m of finished goods and raw materials to TCCC (2010: €0.1m, 2009: €0.1m) and incurred other expenses of €1.5m (2010: nil, 2009: nil).

As at 31 December 2011, the Company had a total amount due from TCCC of €11.3m (2010: €6.4m, 2009: €3.3m), and a total amount due to TCCC of €5.6m of trade and other payables (2010: €11.0m, 2009: €5.7m) and €7.6m of other liabilities (2010: nil, 2009: nil).

(c)                                  Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.7% ownership by the parent of Kar-Tess Holding (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc.

We entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During the year, the Company made purchases of €6.1m (2010: €7.1m, 2009: €6.2m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €4.8m (2010: €5.1m, 2009: €5.2m). In addition the Company recorded other income of €0.5m (2010: €0.5m, 2009: €0.7m). As at 31 December 2011, Coca-Cola Hellenic owed €1.9m (2010: €2.4m, 2009: €0.1m) to, and was owed €0.7m (2010: €1.1m, 2009: €0.5m) by Frigoglass.

(d)                                 Directors

Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 30).

(e)                                  Other

Beverage Partners Worldwide (‘BPW’)

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2011, the Company purchased inventory from BPW amounting to €6.0m (2010: €3.8m, 2009: €5.2m). As at 31 December 2011, Coca-Cola Hellenic owed nil (2010: nil, 2009: €0.1m).

48

31.   Related party transactions (continued)

Kar-Tess Holding

As at 31 December 2011, Kar-Tess Holding owned 23.3% (2010: 23.3%, 2009: 29.5%) of the issued share capital of Coca-Cola Hellenic.

On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its wholly owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Ilko Hellenic Partners GmbH (‘Ilko’)

On 27 March 2008 the Company together with TCCC and illycaffè S.p.A. formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand across Coca-Cola Hellenic’s territories. During 2011, the Company received reimbursement for direct marketing expenses incurred of €0.1m (2010: €0.2m, 2009: €0.4m).The Company made purchases of finished goods €0.6m (2010: €0.6m, 2009: €1.1m). As at 31 December 2011, the receivables from Ilko were €0.1m (2010: €0.2m, 2009: €0.1m).

In 2011, the Company disposed of its interest in the Ilko joint venture which had no significant effect on the Company’s financial statements. The Company continues to sell and distribute ready-to-drink coffee under the “illy” brand across its territories.

There were no significant transactions with other related parties for the year ended 31 December 2011, 2010 and 2009.

49

32.   List of principal Group companies

The following are the principal Group companies of Coca-Cola Hellenic at 31 December:

		% ownership
	Country of registration	2011	2010
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A.(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd.	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(2)	Serbia	100.0%	91.2%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd.	Romania	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd.	Switzerland	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%	91.2%
Coca-Cola Hellenic Business Service Organization(3)	Bulgaria	100.0%	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Deepwaters Investments Ltd.	Cyprus	50.0%	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l. (4)	Italy	—	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(1)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH(1) (5)	Austria	—	33.3%
Lanitis Bros Ltd.	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%	50.0%
Multon Z.A.O. Group(1) (6)	Russia	50.0%	50.0%
Nigerian Bottling Company plc (7)	Nigeria	100.0%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%

50

		% ownership
	Country of registration	2011	2010
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%	50.0%
Valser Services AG(3)	Switzerland	99.9%	—
Vendit Ltd.	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o. Beograd-Zemun (1)	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

33.   Joint ventures

The Company has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon Z.A.O. Group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co. d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria.

The Company also has a 50% indirect interest in five jointly controlled entities: Fonti del Vulture in Italy, Multivita Sp. z o.o. in Poland and Valser Springs GmbH in Switzerland, Dorna Apemin S.A. in Romania and Vlasinka d.o.o. in Serbia.

(1)                 Joint venture.

(2)                 On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (“CCH Serbia”). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary.

(3)                 Incorporated in 2011.

(4)                 In February 2011, we sold all of our interests in Eurmatik S.r.l., the vending operator in Italy.

(5)                 In 2011, the Group disposed of its interest in the Ilko joint venture.

(6)                 On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus.

(7)                 On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011.

51

34.   Post Balance Sheet Events

On 31 January 2012, the 100% owned subsidiary 3E Cyprus Ltd. returned €300m to the Company. This amount was part of the €425m reduction in the share capital of the subsidiary, as it was decided on 12 December 2011 and approved by the Cypriot authorities on 20 January 2012. The returned capital was used to repay long-term loans of €299.7m and accrued interest €0.3m.

In February 2012, the Company announced that it is consolidating its operational structure to improve its efficiency, reduce costs and continue to contribute to the Greek economy and the local communities it serves.  As part of this restructuring initiative, the plants of Thessaloniki and Patras will cease their operation and the production will be relocated to the Schimatari, Volos and Heraklion plants. The company will retain its facilities in Thessaloniki and Patras as distribution centers, offices for sales and other supporting activities. The new operational structure is expected to achieve economies of scale, and improve productivity and competitiveness in an environment that requires maximum rationalization of operating expenses.

As a result of this initiative certain assets were impaired as of 31 December 2011 (refer to Note 4).

Chairman of the Board of Directors	Chief Executive Officer	Head of Financial Reporting

George A. David Passport C 034870/95	Dimitris P. Lois I.D. AH 523991	Evangelos S. Kontogiorgis I.D. X 565769 E.C.G Licence Nr. A/34019

52

7.  Published Annual Condensed Financial Statements,
Notes and Information for the year
ended 31 December 2011

Supervising Authority: Ministry of Finance, Competition & Shipping Date of approval of the Financial Statements by the Board of Directors: 15 March 2012 Internet address: www.coca-colahellenic.com Name of the Auditor: Marios Psaltis (SOEL Reg. no.: 38081) Board of Directors: Name Surname Governing Body Audit Firm: PricewaterhouseCoopers S.A. GEORGE A. DAVID CHAIRMAN Audit Opinion: Unqualified DIMITRIS P. LOIS CHIEF EXECUTIVE OFFICER ANASTASIOS P. LEVENTIS VICE-CHAIRMAN KENT ATKINSON NON-EXECUTIVE DIRECTOR ANTONIO D'AMATO NON-EXECUTIVE DIRECTOR ANASTASIOS G. DAVID NON-EXECUTIVE DIRECTOR JOHN HUNTER NON-EXECUTIVE DIRECTOR CHRISTOS IOANNOU NON-EXECUTIVE DIRECTOR IRIAL FINAN NON-EXECUTIVE DIRECTOR CHARALAMPOS K. LEVENTIS NON-EXECUTIVE DIRECTOR SIR MICHAEL LLEWELLYN-SMITH NON-EXECUTIVE DIRECTOR NIGEL McDONALD NON-EXECUTIVE DIRECTOR CONDENSED BALANCE SHEET CONDENSED STATEMENT OF COMPREHENSIVE INCOME (Amounts in euro mil.) (Amounts in euro mil.) ASSETS Property, plant and equipment 3,051.5 3,122.9 149.3 166.8 Net sales revenue 6,854.3 6,793.6 537.4 609.0 Intangible assets 1,947.7 1,966.9 7.5 7.5 Gross profit 2,595.5 2,745.0 196.1 262.5 Other non-current assets 185.9 191.4 1,540.9 1,718.7 Profit / (loss) before tax, financial and investing results (EBIT) 468.4 649.9 -22.2 30.4 Inventories 451.5 481.7 26.6 29.5 Profit / (loss) before tax 375.5 576.7 -36.9 2.1 Trade receivables 855.2 870.2 128.9 145.9 Profit / (loss) after tax (A) 272.8 438.7 -34.8 -29.9 Other current assets 743.3 577.6 44.4 31.0 - Owners of the parent 268.9 426.6 -34.8 -29.9 TOTAL ASSETS 7,235.1 7,210.7 1,897.6 2,099.4 - Non-controlling interests 3.9 12.1 - - EQUITY AND LIABILITIES Other comprehensive income for the year, net of tax (B) -74.9 173.7 1.3 5.4 Share capital 549.8 183.1 549.8 183.1 Other equity items attributable to owners of the parent 2,345.5 2,769.0 811.0 1,384.7 Total comprehensive income for the year, net of tax (A) + (B) 197.9 612.4 -33.5 -24.5 Total equity attributable to owners of the parent (a) 2,895.3 2,952.1 1,360.8 1,567.8 - Owners of the parent 189.0 596.2 -33.5 -24.5 Non-controlling interests (b) 17.9 108.7 - - - Non-controlling interests 8.9 16.2 Total equity (c) = (a)+(b) 2,913.2 3,060.8 1,360.8 1,567.8 Basic earnings per share (€) 0.7408 1.1741 - - Long-term borrowings 1,934.5 1,656.4 384.7 351.4 Provisions / Other non-current liabilities 466.0 457.1 26.7 31.4 Profit before tax, financial and investing results, Short-term borrowings 321.5 535.1 5.8 25.6 depreciation and amortisation 846.3 1,044.8 4.4 59.5 Other current liabilities 1,599.9 1,501.3 119.6 123.2 Total liabilities (d) 4,321.9 4,149.9 536.8 531.6 CONDENSED STATEMENT OF CHANGES IN EQUITY TOTAL EQUITY AND LIABILITIES (c) + (d) 7,235.1 7,210.7 1,897.6 2,099.4 (Amounts in euro mil.) Opening balance (01/01/2011 and 01/01/2010 respectively) 3,060.8 2,595.9 1,567.8 1,700.0 CONDENSED CASH FLOW STATEMENT Change in accounting policy - -41.0 - -9.7 (Amounts in euro mil.) Opening balance (01/01/2011 and 01/01/2010 respectively) 3,060.8 2,554.9 1,567.8 1,690.3 Operating activities: Total comprehensive income for the year, net of tax 197.9 612.4 -33.5 -24.5 Profit / (loss) after tax 272.8 438.7 -34.8 -29.9 Dividends -6.5 -73.1 - -68.1 Finance costs, net 94.1 75.7 14.7 28.3 Shares repurchased - -42.3 - -42.3 Share of results of equity method investments -1.2 -2.5 - - Increase of share capital from stock options exercise 4.7 5.7 4.7 5.7 Tax charged to the income statement 102.7 138.0 -2.1 32.0 Expenses relating to share capital increase (net of tax of €1.2m) -4.8 - -4.8 - Depreciation of property, plant and equipment 374.7 387.8 26.6 29.1 Return of capital to shareholders -181.5 - -181.5 - Impairment of property, plant and equipment 21.0 - 7.6 - Share capital increase in subsiadiary in Serbia 0.4 - - - Employee share options 8.1 6.7 5.4 4.4 Purchase of shares held by non-controlling interests -157.7 -3.7 - - Amortisation of intangible assets 3.2 7.1 - - Other movements -0.1 6.9 8.1 6.7 Other non-cash items 1.3 - - - Closing balance (31/12/2011 and 31/12/2010 respectively) 2,913.2 3,060.8 1,360.8 1,567.8 876.7 1,051.5 17.4 63.9 Losses / (gains) on disposal of non-current assets 2.7 13.2 -1.0 -0.5 4. There are no pledges or mortgages on the property, plant and equipment of the parent Company and the Group. Decrease / (increase) in inventories 15.9 -41.4 2.9 3.4 (Increase) / decrease in trade and other receivables -3.8 -24.0 1.0 20.2 5. The number of employees for the current year was 41,715 (2010: 42,505) for the Group and 2,221 (2010: 2,472) for the parent Company. Increase / (decrease) in trade and other payables 43.8 129.6 15.3 -25.8 Tax paid -89.6 -141.0 -20.7 -62.0 6. The provisions for the Group and the parent Company are analysed as follows (in euro mil): Net cash from / (used in) operating activities 845.7 987.9 14.9 -0.8 Investing activities: 31/12/2011 31/12/2010 31/12/2011 31/12/2010 Payments for purchases of property, plant and equipment -370.8 -376.2 -14.4 -29.4 Employee-related provisions 170.4 152.9 34.4 33.8 Payments for purchases of intangible assets - -15.8 - - Other provisions 31.1 29.8 - 0.9 Proceeds from sales of property, plant and equipment 10.9 12.0 0.1 - Total 201.5 182.7 34.4 34.7 Receipts from investments 3.0 7.2 183.5 633.9 Interest received 9.9 7.3 - - Net receipts from disposal of subsidiary 13.1 - - - 7. The other comprehensive income for the year, net of tax, for the Group and the parent Company is analysed as follows (in euro mil): Net payments for acquisition of subsidiary -2.5 - - -2.1 Net cash (used in) / from investing activities -336.4 -365.5 169.2 602.4 Financing activities: Available-for-sale financial assets -0.4 -2.3 -0.4 -0.5 Return of capital to shareholders -181.5 - -181.5 - Cash flow hedges 8.4 -9.3 -0.2 0.1 Payment of expenses relating to share capital increase -6.0 - -6.0 - Foreign currency translation -54.2 181.5 - - Share buy-back payments - -42.3 - -42.3 Share of other comprehensive income Purchase of shares held by non-controlling interests -114.0 -3.7 - - of equity method investments -0.8 1.4 - - Proceeds from shares issued to employees exercising stock options 4.7 5.7 4.7 5.7 Actuarial (losses) / gains -31.8 2.7 2.1 7.1 Dividends paid to owners of the parent - -102.0 - -102.0 Income tax relating to components of Dividends paid to non-controlling interests -6.5 -7.0 - - other comprehensive income 3.9 -0.3 -0.2 -1.3 Proceeds from external borrowings 1,494.8 927.1 292.2 442.1 Other comprehensive income for the year, net of tax -74.9 173.7 1.3 5.4 Repayments of external borrowings -1,387.6 -1,191.0 -283.0 -887.7 Principal repayments of finance lease obligations -48.1 -75.2 - - Proceeds from sale of interest rate swap contracts - 33.0 - - Interest paid -109.1 -72.3 -10.5 -17.6 8. Disclosures of related parties (in euro mil): Net cash used in financing activities -353.3 -527.7 -184.1 -601.8 Movement in cash and cash equivalents Increase / (decrease) in cash and cash equivalents 156.0 94.7 - -0.2 Income Cash and cash equivalents at 1 January 326.1 232.0 0.3 0.5 Expenses Effect of changes in exchange rates 1.6 -0.6 - - Receivables Hyperinflation impact on cash -7.6 - - - Payables - restated PARENT PARENT COMPANY 01/01-31/12/2011 PARENT COMPANY 100.0 77.6 272.0 01/01-31/12/2011 PARENT COMPANY 31/12/2010 Continued operations 202.7 01/01-31/12/2010 407.5 65.4 9, Fragoklissias Street, Maroussi 15125 GROUP 31/12/2011 01/01-31/12/2010 01/01-31/12/2011 01/01-31/12/2010 GROUP COMPANY GROUP Coca-Cola Hellenic Bottling Company S A. Condensed financial statements, notes and information for the year ended 31 December 2011 (published according to law 2190/20, article 135 for companies publishing annual financial statements, consolidated and non-consolidated, in accordance with IFRS) The following condensed financial statetements, notes and information aim to provide a general update on the financial position and the results of the 'Coca-Cola Hellenic Bottling Company S.A.' Group and the parent Company. We therefore recommend to the reader, before making any investment decision or any other transaction with the Company, to refer to the Company's internet address, where the annual financial statements are attached along with the auditor's report. Reg. No. 13630/06/B/86/49 01/01-31/12/2011 31/12/2011 GROUP 01/01-31/12/2011 PARENT COMPANY 32.6 31/12/2010 01/01-31/12/2010 Continued operations GROUP PARENT COMPANY GROUP 01/01-31/12/2011 01/01-31/12/2010 01/01-31/12/2010 01/01-31/12/2010 01/01-31/12/2011 01/01-31/12/2011 PARENT COMPANY GROUP 01/01-31/12/2010 1,560.0 Cash and cash equivalents at the end of the year 476.1 326.1 0.3 0.3 Directors' and senior management remuneration Payables to directors and senior management 0.1 0.1 Additional notes and information: 9. 1. COMPANY COCA-COLA HELLENIC BOTTLING COMPANY S.A. 2008 ELXYM S.A. 2009 COCA-COLA HELLENIC BOTTLING COMPANY S.A. TSAKIRIS S.A. 2006 ELXYM S.A. BREWINVEST S.A. 2009 TSAKIRIS S.A. 3E (CYPRUS) LTD BREWINVEST S.A. 10. 2. 11. 3. 12. 13. 14. 15. CHAIRMAN OF THE BOARD OF DIRECTORS CHIEF EXECUTIVE OFFICER HEAD OF FINANCIAL REPORTING GEORGE A. DAVID DIMITRIS P. LOIS EVANGELOS S. KONTOGIORGIS I.D. AH 523991 I.D. X 565769 PASSPORT C 034870/95 E.C.G. licence Nr. A/34019 Atalandi 15.2 COMPANY YEAR Maroussi Maroussi 50% 100% 100% Nicosia, Cyprus Proportional Full Full Maroussi OFFICE REGISTERED METHOD 100% PERCENTAGE Parent Company Full CONSOLIDATION Full 13.0 The most recent fiscal year for which the parent Company and its subsidiary companies, which are governed by the Greek tax legislation, were audited for tax purposes by the Greek tax authorities is the following: The last tax audit of "COCA-COLA HELLENIC BOTTLING COMPANY S.A." was conducted in 2010 for the years 2007 to 2008. For the years 2003 to 2008 there are pending tax litigations before the administrative courts. In the consolidated financial statements, the consolidated or non-consolidated financial statements, as the case may be, of the following companies (parent Company and its directly owned subsidiaries) are included: An analysis of the principal Group companies (indirectly owned subsidiaries) is disclosed in note 35 of the 2011 Annual Report available on our website: www.coca-colahellenic.com. On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC – Srbija d.o.o. (“CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings. In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group’s established segment. The accounting policies used in the preparation of the annual financial statements for the year ended 31 December 2011 are consistent with those used in the annual financial statements for the year ended 31 December 2010, except for: a) New or revised accounting standards and interpretations that have been adopted as of 1 January 2011 (as described in note 1 of the Consolidated Financial Statements for 2011), b) Change in accounting policy, IAS 19 Employee Benefits. As of 1 January 2011 the Group determined that it would change its accounting policy to recognise actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information. An analysis of the effect of the accounting policy change in the comparative financial statements is presented in Note 1 of the annual financial statements for the year ended 31 December 2011. On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging countries segment. Post balance sheet events: During the first months of 2012 the Group incurred €4.4m of restructuring costs before tax, €3.6m in its developing and €0.8m in its emerging countries. On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €56.5m was paid as of 31 December 2011. The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group. On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that is jointly controlled with Heineken, by acquiring together with Heineken 41.2% of non controlling interests. The consideration paid collectively with Heineken was € 79.6m including acquisition costs of € 0.2m, and was equally divided between the Group and Heineken. The carrying value of the non-controlling interest acquired was €22.9m. After the acquisition the Group owns 48.24% (2010: 27.64%) of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings. Contingencies: The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote. In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case. On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company's Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission. In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it. The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole. The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

8.  Information Disclosure pursuant to
article 10 of Law 3401/2005

Information Disclosure pursuant

to article 10 of Law 3401/2005

The following announcements / notifications have been sent to the Daily Price Bulletin and are posted in the website of the Athens Stock Exchange and of the Company www.coca-colahellenic.com:

Announcement / Notification	Date
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Notification of transactions	20 December 2011
Coca-Cola Hellenic Bottling Company S.A. announces appointment of new Chief Financial Officer	19 December 2011
Coca-Cola Hellenic Bottling Company S.A. announces that it has completed, in conjunction with Heineken N.V., the acquisition of minority shares in joint venture company Pivara Skopje	16 December 2011
Notification of transactions	15 December 2011
Introduction of shares resulting from share capital increase following the exercise of stock option	13 December 2011

Information pursuant to article 4 para. 2 f of law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies

7 December 2011
Financial statements in PDF format	30 November 2011
Financial statements in PDF format	30 November 2011
Notification of transactions	22 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Notification of transactions	16 November 2011
Coca-Cola Hellenic Bottling Company S.A. announces that it has reached agreement,

Announcement / Notification	Date
together with Heineken N.V., to acquire minority shares in their joint venture company Pivara Skopje	10 November 2011
Financial Statements according to IFRS	8 November 2011
Financial Statements according to IFRS	8 November 2011
Results for the nine months ended 30 September 2011	8 November 2011
Financial Statements according to IFRS	27 October 2011
Financial Statements according to IFRS	27 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Notification of transactions	18 October 2011
Coca-Cola Hellenic Bottling Company S.A. conference call invitation for analysts and investors for the first nine month 2011 financial results on Tuesday 8 November 2011	10 October 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Notification of transactions	19 September 2011
Introduction of shares resulting from share capital increase following the exercise of stock option	1 September 2011

Information pursuant to article 4 para. 2 f of law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies

24 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011

2

Announcement / Notification	Date
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	18 August 2011
Notification of transactions	17 August 2011
Financial Statements according to IFRS	4 August 2011
Financial Statements according to IFRS	4 August 2011
Results for the six months ended 1 July 2011	4 August 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Notification of transactions	19 July 2011
Coca-Cola Hellenic Bottling Company S.A. conference call invitation for analysts and investors for the first six month 2011 financial results on Thursday 4 August 2011	5 July 2011
Announcement of change in the composition of the Board of Directors or Senior Management	4 July 2011
Introduction of shares resulting from share capital increase following the exercise of stock option	24 June 2011
Notification of transactions	24 June 2011
Notification of transactions	24 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011

3

Announcement / Notification	Date
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	23 June 2011
Notification of transactions	20 June 2011

Information pursuant to article 4 para. 2 f of law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies

14 June 2011
Coca-Cola Hellenic Bottling Company S.A. clarifies unfounded media reports	3 June 2011
Coca-Cola Hellenic Bottling Company S.A. announces the approval of the increase and decrease of its share capital and the procedure for the return of capital to its shareholders	3 June 2011
Coca-Cola Hellenic Bottling Company S.A. announces the publication of prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.	23 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Notification of transactions	17 May 2011
Coca-Cola Hellenic Bottling Company S.A. announces renewal of Syndicated Multi-Currency Revolving Credit Facility	13 May 2011
Announcement of other important events	12 May 2011
Financial Statements according to IFRS	10 May 2011
Financial Statements according to IFRS	10 May 2011
Announcement regarding discussion of financial statements	10 May 2011
Announcement of General Assembly decisions	6 May 2011
Coca-Cola Hellenic announces the expiry of the term of its share buy-back programme	27 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011

4

Announcement / Notification	Date
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Notification of transactions	19 April 2011
Coca-Cola Hellenic Bottling Company S.A. conference call invitation for analysts and investors for the first three month 2011 financial results on Tuesday 10 May 2011	11April 2011
Coca-Cola Hellenic Bottling Company S.A. proposes amendment to article 3 of its Articles of Association	1 April 2011
Invitation to the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” to an Annual General Meeting	30 March 2011
Financial Statements according to IFRS	29 March 2011
Financial Statements according to IFRS	29 March 2011
Coca-Cola Hellenic Bottling Company S.A. announces filing with the U.S. Securities and Exchange Commission and Hellenic Capital Market Commission	29 March 2011
Notification of transactions	28 March 2011
Notification of transactions	21 March 2011
Coca-Cola Hellenic Bottling Company S.A. announces proposal for a capital return of €0.50 per share	18 March 2011
Coca-Cola Hellenic Bottling Company S.A. announces revised 2011 Financial Calendar	18 March 2011
Coca-Cola Hellenic Bottling Company S.A. announces senior leadership succession	17 March 2011
Introduction of shares resulting from share capital increase following the exercise of stock option	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	16 March 2011
Notification of transactions	10 March 2011

Information pursuant to article 4 para. 2 f of law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies

9 March 2011
Notification of transactions	2 March 2011
Coca-Cola Hellenic Bottling Company S.A. announces the successful tap of the existing EUR 300,000,000 2016 Notes	28 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011

5

Announcement / Notification	Date
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	16 February 2011
Notification of transactions	15 February 2011
Coca-Cola Hellenic Bottling Company S.A. announces the publication of prospectus relating to the EUR 2,000,000,000 Euro Medium Term Note Programme	11 February 2011
Announcement regarding discussion of financial statements	9 February 2011
Coca-Cola Hellenic Bottling Company S.A. announces 2011 Financial Calendar	9 February 2011
Coca-Cola Hellenic Bottling Company S.A. conference call invitation for analysts and investors for the 2010 full year financial results on Wednesday 9 February 2011 - REVISION	20 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Notification of transactions	19 January 2011
Coca-Cola Hellenic Bottling Company S.A. conference call invitation for analysts and investors for the 2010 full year financial results on Wednesday 9 February 2011	10 January 2011

The annual financial statements, the audit reports of the independent auditors and the Board of Directors reports of the subsidiary companies that prepare financial statements in accordance with the International Financial Reporting Standards can be found on the Company’s website www.coca-colahellenic.com.

6

Coca-Cola Hellenic Bottling Company S.A.

Annual Report 2011

(IFRS Financial Statements)

Independent Auditor’s Report

To the Shareholders of “Coca-Cola Hellenic Bottling Company S.A.”

We have audited the accompanying consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries which comprise the consolidated balance sheet as of 31 December 2011 and the consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries as of 31 December 2011, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries as of 31 December 2011, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

PricewaterhouseCoopers S.A.

22 March 2012

268 Kifissias Avenue,

Halandri 152 32  , Greece

Consolidated Balance Sheet

		As at 31 December
		2011	2010(1)
	Note	€ million	€ million
Assets
Intangible assets	4	1,947.7	1,966.9
Property, plant and equipment	5	3,051.5	3,122.9
Equity method investments	6	42.9	41.1
Available-for-sale financial assets	7	1.4	1.8
Interest rate swap contracts	8	69.5	73.1
Deferred tax assets	9	35.2	35.0
Other non-current assets	10	36.9	40.4
Total non-current assets		5,185.1	5,281.2
Inventories	11	451.5	481.7
Trade receivables	12	855.2	870.2
Other receivables and assets	13	231.5	233.5
Derivative assets	8	15.7	4.2
Current tax assets		20.0	13.8
Cash and cash equivalents	14	476.1	326.1
Total current assets		2,050.0	1,929.5
Total assets		7,235.1	7,210.7
Liabilities
Short-term borrowings	15	321.5	535.1
Trade payables	16	423.5	384.7
Other payables	16	1,118.0	1,079.4
Current tax liabilities		58.4	37.2
Total current liabilities		1,921.4	2,036.4
Long-term borrowings	15	1,934.5	1,656.4
Cross-currency swap contracts	8	130.8	136.1
Deferred tax liabilities	9	171.5	162.9
Non-current provisions	17	149.5	144.2
Other non-current liabilities		14.2	13.9
Total non-current liabilities		2,400.5	2,113.5
Total liabilities		4,321.9	4,149.9
Equity
Share capital	18	549.8	183.1
Share premium	18	569.2	1,119.2
Treasury shares	19	(55.5)	(57.2)
Exchange equalisation reserve	19	(197.9)	(129.2)
Other reserves	19	389.0	375.4
Retained earnings		1,640.7	1,460.8
Equity attributable to owners of the parent		2,895.3	2,952.1
Non-controlling interests	28	17.9	108.7
Total equity		2,913.2	3,060.8
Total equity and liabilities		7,235.1	7,210.7

The change in the accounting policy described in Note 1 impacted the published balances as at 31 December 2009 as follows: the line “non-current provisions” increased to €170.4m from € 129.6m; the line “deferred tax liabilities” decreased to €133.5m from €142.3m; the line “other non-current assets” reduced to €45.5m from €57.5m; the line “deferred tax assets” increased to €32.6m from €29.6m; the line “retained earnings” decreased to €1,112.3m from €1,151.8m the line “non-controlling interests” decreased to €101.2m from €102.7m. The Company has disclosed the effect of the change on its 31 December 2009 balance sheet in Note 1, and does not consider it material to present the restated 31 December 2009 balance sheet as required by IAS 8.

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Consolidated Income Statement

		Year ended 31 December
		2011	2010(1)	2009(1)
	Note	€ million	€ million	€ million
Net sales revenue	3	6,854.3	6,793.6	6,543.6
Cost of goods sold		(4,258.8)	(4,048.6)	(3,904.7)
Gross profit		2,595.5	2,745.0	2,638.9

Operating expenses	20	(2,055.6)	(2,058.4)	(1,984.2)
Restructuring costs	20	(71.5)	(36.7)	(44.9)
Other items	20	—	—	32.8
Operating profit	3	468.4	649.9	642.6

Finance income		9.8	7.4	9.4
Finance costs		(96.1)	(83.1)	(82.2)
Loss on net monetary position	21	(7.8)	—	—
Total finance costs, net	21	(94.1)	(75.7)	(72.8)
Share of results of equity method investments	6	1.2	2.5	(1.9)
Profit before tax		375.5	576.7	567.9

Tax	3,22	(102.7)	(138.0)	(142.9)
Profit after tax		272.8	438.7	425.0

Attributable to:
Owners of the parent		268.9	426.6	402.6
Non-controlling interests		3.9	12.1	22.4
		272.8	438.7	425.0

Basic and diluted earnings per share (€)	23	0.74	1.17	1.10

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2011		2010(1)		2009(1)
	€ million		€ million		€ million
Profit after tax		272.8		438.7		425.0
Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the year	(0.4)		0.5		(0.1)
Valuation (gains)/losses reclassified to profit and loss for the year	—	(0.4)	(2.8)	(2.3)	6.5	6.4
Cash flow hedges:
Amounts of gains / (losses) during the year	5.3		(11.3)		(6.4)
Amounts of losses/(gains) reclassified to profit and loss for the year	3.1	8.4	2.0	(9.3)	(9.7)	(16.1)
Foreign currency translation		(54.2)		181.5		(79.5)
Share of other comprehensive income of equity method investments		(0.8)		1.4		(0.7)
Actuarial (losses) / gains		(31.8)		2.7		4.4
Income tax relating to components of other comprehensive income (refer to Note 24)		3.9		(0.3)		2.8
Other comprehensive income for the year, net of tax (refer to Note 24)		(74.9)		173.7		(82.7)
Total comprehensive income for the year		197.9		612.4		342.3

Total comprehensive income attributable to:
Owners of the parent		189.0		596.2		322.9
Non-controlling interests		8.9		16.2		19.4
		197.9		612.4		342.3

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Changes in accounting policy (Note 1)	—	—	—	—	—	(47.3)	(47.3)	(1.1)	(48.4)
Balance as at 1 January 2009 (restated)	182.7	1,665.0	—	(191.9)	366.7	770.9	2,793.4	89.0	2,882.4
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation: Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
	182.8	1,113.8	(14.9)	(231.5)	375.3	705.3	2,130.8	81.8	2,212.6
Profit for the year net of tax	—	—	—	—	—	402.6	402.6	22.4	425.0
Other comprehensive income for the year, net of tax	—	—	—	(77.6)	(6.5)	4.4	(79.7)	(3.0)	(82.7)
Total comprehensive income for the year, net of tax(1)	—	—	—	(77.6)	(6.5)	407.0	322.9	19.4	342.3
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9

(1)                  The amount included in the exchange equalisation reserve of €77.6m loss for 2009 represents the exchange losses attributable to the owners of the parent of €76.9m plus the share of equity method investments of €0.7m loss.

The amount included in other reserves of €6.5m loss for 2009 consists of losses on cash flow hedges of €16.1m (of which €6.4m represents losses for the year and €9.7m represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4m (of which €0.1m represents revaluation losses for the year and €6.5m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €3.2m.

The amount of €407.0m profit comprises of profit for the year of €402.6m plus actuarial gains of €4.8m less deferred income tax debit of €0.4m.

The amount of €19.4m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6m loss and in the retained earnings of €22.4m income and €0.4m expense from the change in the accounting policy as described in Note 1.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation:
Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2	—	0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests in subsidiary Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
	183.1	1,119.2	(57.2)	(308.0)	386.7	1,032.1	2,355.9	92.5	2,448.4
Profit for the year net of tax	—	—	—	—	—	426.6	426.6	12.1	438.7
Other comprehensive income for the year, net of tax	—	—	—	178.8	(11.3)	2.1	169.6	4.1	173.7
Total comprehensive income for the year, net of tax(2)	—	—	—	178.8	(11.3)	428.7	596.2	16.2	612.4
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8

(2)      The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gains attributable to the owners of the parent of €177.4m plus the share of equity method investments of €1.4m gain.

The amount included in other reserves of €11.3m loss for 2010 consists of losses on cash flow hedges of €9.3m (of which €11.3m represents losses for the year and €2.0m represents revaluation losses reclassified to profit and loss for the year), losses on valuation of available-for-sale financial assets of €2.3m (of which €0.5m represents revaluation gains for the year and €2.8m represents revaluation gains reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €0.3m.

The amount of €428.7m profit comprises of profit for the year of €426.6m plus actuarial gains of €2.7m less deferred income tax debit of €0.6m.

The amount of €16.2m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €11.7m income and €0.4m income from the change in the accounting policy as described in Note 1.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests in subsidiaries in:
Serbia	—	—	—	—	—	(6.3)	(6.3)	(11.4)	(17.7)
Nigeria	—	—	—	(8.7)	—	(31.4)	(40.1)	(60.1)	(100.2)
FYROM	—	—	—	—	—	(16.9)	(16.9)	(22.9)	(39.8)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(6.5)	(6.5)
	549.8	569.2	(55.5)	(137.9)	383.6	1,397.1	2,706.3	9.0	2,715.3
Profit for the year net of tax	—	—	—	—	—	268.9	268.9	3.9	272.8
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(25.3)	(79.9)	5.0	(74.9)
Total comprehensive income for the year, net of tax(3)	—	—	—	(60.0)	5.4	243.6	189.0	8.9	197.9
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(3)                  The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.2m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m, representing revaluation losses for the year, gains on cash flow hedges of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax debit thereof amounting to €2.6m.

The amount of €243.6m profit comprises of profit for the year of €268.9m less actuarial losses of €31.8m plus deferred income tax credit of €6.5m.

The amount of €8.9m income included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €3.9m income.

For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves;
Note 25 Shares held for equity compensation plan; Note 26 Stock option compensation plans; and Note 29 Dividends.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

		Year ended 31 December
		2011	2010(1)	2009(1)
	Note	€ million	€ million	€ million
Operating activities
Profit after tax		272.8	438.7	425.0
Total finance costs, net	21	94.1	75.7	72.8
Share of results of equity method investments	6	(1.2)	(2.5)	1.9
Tax charged to the income statement	3,22	102.7	138.0	142.9
Depreciation of property, plant and equipment	3,5	374.7	387.8	360.7
Impairment of property, plant and equipment	5	21.0	—	—
Employee share options	26	8.1	6.7	6.4
Amortisation of intangible assets	3,4	3.2	7.1	4.7
Adjustments to intangible assets	20	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	20	—	—	6.5
Other items		1.3	—	—
		876.7	1,051.5	1,023.1
Losses on disposals of non-current assets		2.7	13.2	10.5
Decrease / (increase) in inventories		15.9	(41.4)	39.1
(Increase)/decrease in trade and other receivables		(3.8)	(24.0)	30.1
Increase/(decrease) in trade and other payables		43.8	129.6	(16.3)
Tax paid		(89.6)	(141.0)	(89.3)
Net cash from operating activities		845.7	987.9	997.2

Investing activities
Payments for purchases of property, plant and equipment		(370.8)	(376.2)	(383.9)
Payments for purchases of intangible assets		—	(15.8)	(0.5)
Proceeds from sales of property, plant and equipment		10.9	12.0	18.2
Receipts from/(payments for) investments		3.0	7.2	(4.7)
Interest received		9.9	7.3	10.5
Net receipts from disposal of subsidiary	28	13.1	—	—
Net payments for acquisition of joint venture	28	(2.5)	—	—
Net refunds from acquisitions		—	—	17.5
Net cash used in investing activities		(336.4)	(365.5)	(342.9)

Financing activities
Return of capital to shareholders	18	(181.5)	—	(546.3)
Payments of expenses related to the share capital increase	18	(6.0)	—	(6.0)
Share buy-back payments	19	—	(42.3)	(16.6)
Purchase of shares held by non-controlling interests	28	(114.0)	(3.7)	—
Proceeds from shares issued to employees exercising stock options	18	4.7	5.7	1.8
Dividends paid to owners of the parent	29	—	(102.0)	(102.3)
Dividends paid to non-controlling interests		(6.5)	(7.0)	(5.3)
Proceeds from external borrowings		1,494.8	927.1	1,199.8
Repayments of external borrowings		(1,387.6)	(1,191.0)	(1,508.0)
Principal repayments of finance lease obligations		(48.1)	(75.2)	(85.3)
Proceeds from sale of interest rate swap contracts		—	33.0	—
Interest paid		(109.1)	(72.3)	(75.1)
Net cash used in financing activities		(353.3)	(527.7)	(1,143.3)
Net increase/(decrease) in cash and cash equivalents		156.0	94.7	(489.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		326.1	232.0	724.6
Net increase/(decrease) in cash and cash equivalents		156.0	94.7	(489.0)
Effect of changes in exchange rates		1.6	(0.6)	(3.6)
Hyperinflation impact on cash		(7.6)	—	—
Cash and cash equivalents at 31 December	14	476.1	326.1	232.0

(1) Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

The notes on pages 12 of 84 are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.   Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘the Group’) is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc (‘CCB’) by Hellenic Bottling Company S.A. (‘HBC’). Coca-Cola Hellenic and its subsidiaries (collectively ‘the Company’ or ‘the Group’) are principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company (‘TCCC’). The Company distributes its products in 27 countries in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 3.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

These consolidated financial statements were approved for issue by the Board of Directors on 15 March 2012 and are expected to be verified at the Annual General Meeting to be held on 25 June 2012.

Basis of preparation

The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards (‘IFRS’) issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

All IFRS issued by the IASB, which apply to the preparation of these consolidated financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group (‘EFRAG’).

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments and the financial statements of certain subsidiaries operating in a hyperinflationary economy which are restated and expressed in terms of the measuring unit currency at the balance sheet date and translated to Euro at the exchange rate of the balance sheet date.

Basis of consolidation

Subsidiary undertakings are those companies over which the Group, directly or indirectly, has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

The acquisition method of accounting is used to account for business combinations. The consideration transferred is the fair value of any asset transferred, shares issued and liabilities assumed.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.  Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date.  The excess of the consideration transferred and the fair value of non controlling interest over the net assets acquired and liabilities assumed is recorded as goodwill.  All acquisition related costs are expensed as incurred.

For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions — that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

Intercompany transactions and balances between Group companies are eliminated. Accounting policies of subsidiaries are modified where necessary to ensure consistency with policies adopted by the Group.

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when such control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management’s estimates by up to 10% the Group’s tax expense would increase (or decrease) by less than €3.3m.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits—Defined Benefit Pension Plans

The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 17.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 31 December 2011 was €23.2 m (2010: €31.6m, 2009: €26.9m). Of this balance, €13.5m (2010: €19.5m, 2009: €16.6m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognized as a reduction to revenue for the year ended 31 December 2011 amounted to €309.9m (2010: €240.0m, 2009: €123.4m). Marketing and promotional incentives provided to customers during 2011 amounted to €131.4m (2010: €160.1m, 2009: €167.9m).

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In 2011, such contributions totalled €49.0m (2010: €48.8m, 2009: €39.9m).

Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Intangible assets

Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the consideration transferred over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group’s cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (i.e. the higher of the value in use and fair value less costs to sell)  of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group’s trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

The useful life of franchise agreements is usually based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Deposits received for returnable containers by customers are accounted for as deposit liabilities.

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Goodwill and other indefinite-lived assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

The equity method of accounting involves recognising the Group’s share of the associates’ post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. The Group’s interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint ventures

The Group’s interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its proportional share of related assets, liabilities, income and expenses.

Financial assets

The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss (‘FVTPL’), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The cost of purchase includes transaction costs for investments other than those carried at FVTPL where transaction costs are expensed. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets’ previous carrying amount and their fair value less costs to sell.

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable’s carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

Trade payables are recognised initially at fair value and, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of Coca-Cola Hellenic and the presentation currency for the consolidated financial statements.

The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate, except for foreign subsidiaries operating in a hyperinflationary environment whose results are translated at the closing rate. The exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

Entities operating in hyperinflationary economies prepare financial statements that are recorded in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.  The gain or loss on net monetary position is recorded in finance costs. The application of hyperinflation accounting includes:

•                  Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity from their date of acquisition or inclusion in the balance sheet to the end of the year for the changes in purchasing power of the currency caused by inflation.

•                  The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation.

•                  The subsidiary’s financial statements are translated at the closing exchange rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs incurred.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount, premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period.

Derivative financial instruments

The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Group’s underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Provisions

Provisions are recognised when: the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

Employee benefits

The Group operates a number of defined benefit and defined contribution pension plans in its territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised past service costs. The value of any defined benefit asset recognised is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods.  The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise are amortised over the remaining vesting period.

A number of the Group’s operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group’s contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group’s plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic’s share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 27.

In addition, the Group operates a stock purchase plan, an equity compensation in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost on the balance sheet, within equity, until they vest.

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity.  In this case the tax is recognised in other comprehensive income or directly in equity respectively.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

Coca-Cola Hellenic has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

Dividends are recorded in the Group’s consolidated financial statements in the period in which they are approved by the Group’s shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability at the balance sheet date.

Comparative Figures

Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in pension accounting discussed below.

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

Changes in accounting policy

Coca-Cola Hellenic has assessed its accounting policy with regard to IAS 19 Employee Benefits and the recognition of actuarial gains and losses arising from its post employment defined benefit plans. The Group previously recognised these actuarial gains and losses based on the corridor method (i.e. only the net cumulative unrecognised actuarial gains and losses of the previous period which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets were recognised) in accordance with IAS 19. As a consequence, its balance sheet did not reflect a significant part of the net actuarial assets and liabilities.

As of 1 January 2011, the Group determined that it would change its accounting policy to recognise actuarial gains and losses, in the period in which they occur, in other comprehensive income (OCI) as it believes this policy provides reliable and more relevant information about the effects of employee benefits on the Group’s financial position and financial performance. Changes have to apply retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, resulting in the restatement of prior year financial information.

As a result of the voluntary accounting policy change, the following adjustments were made to the consolidated financial statements:

	Year ended 31 December 2010 €million	Year ended 31 December 2009 €million
Profit after tax
Profit before change in accounting policy	434.9	421.6
Reversal of actuarial losses	4.9	3.8
Change in deferred tax	(1.1)	(0.4)
Profit after change in accounting policy	438.7	425.0

	Year ended 31 December 2010 €million	Year ended 31 December 2009 €million
Total comprehensive income
Total comprehensive income before change in accounting policy	606.5	334.9
Net change to profit after tax	3.8	3.4
Reversal of actuarial losses in other comprehensive income	2.7	4.4
Change in deferred tax	(0.6)	(0.4)
Total comprehensive income after change in accounting policy	612.4	342.3

Earnings per share for the twelve months ended 31 December 2010 and 2009 as a result of the restatement increased from €1.16 to €1.17 and from €1.09 to €1.10 respectively.

If the accounting policy had not been changed, the profit after tax for the twelve months ended 31 December 2011 would have been €1.0 million lower and the actuarial gains and losses recognised in other comprehensive income and pension liability would have remained to a large extent unrecognised.

	As at 31 December 2010 €million	As at 31 December 2009 €million	As at 1 January 2009 €million
Consolidated statement of changes in equity
Equity before change in accounting policy	3,095.9	2,595.9	2,930.8
Allocation of unrecognised net losses to retained earnings	(34.0)	(39.5)	(47.3)
Allocation of unrecognised net losses to non-controlling interests	(1.1)	(1.5)	(1.1)
Equity after change in accounting policy	3,060.8	2,554.9	2,882.4

Notes to the Consolidated Financial Statements (continued)

1.  Basis of preparation and accounting policies (continued)

	As at	As at
	31 December2010 €million	31 December 2009 €million
Non-current provisions
Non-current provisions before change in accounting policy	119.9	129.6
Recognition of actuarial losses	24.3	40.8
Non-current provisions after change in accounting policy	144.2	170.4

	As at	As at
	31 December2010 €million	31 December 2009 €million
Deferred tax liabilities
Deferred tax liabilities before change in accounting policy	172.8	142.3
Change in deferred tax	(9.9)	(8.8)
Deferred tax liabilities after change in accounting policy	162.9	133.5

	As at	As at
	31 December2010 €million	31 December 2009 €million
Other non-current assets
Other non-current assets before change in accounting policy	61.3	57.5
Recognition of actuarial losses	(20.9)	(12.0)
Other non-current assets after change in accounting policy	40.4	45.5

	As at	As at
	31 December2010 €million	31 December 2009 €million
Deferred tax assets
Deferred tax assets before change in accounting policy	34.8	29.6
Change in deferred tax	0.2	3.0
Deferred tax assets after change in accounting policy	35.0	32.6

Accounting pronouncements adopted in 2011

In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2011. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standards and interpretations are:

Amendment to IAS 32, ‘Financial instruments: Presentation — Classification of rights issues’.  The standard was amended to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.  There was no impact to the Group’s consolidated financial statements as a result of adopting this amendment.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’.  The interpretation clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. There was no impact to the Group’s consolidated financial statements as a result of adopting this interpretation.

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

IAS 24, ‘Related party disclosures’ (revised 2009).  The revised standard amends the definition of a related party and modifies certain related-party disclosure requirements for government-related entities.  There was no impact to the Group’s consolidated financial statements as a result of adopting the revised standard.

Amendment to IFRIC 14, ‘IAS 19 — The limit on defined benefit assets, minimum funding requirements and their interaction’.  The amendment removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The amendment results in pre-payments of contributions in certain circumstances being recognised as an asset rather than an expense. As the Group does not have significant assets from voluntary prepayments for minimum funding contributions the amendment did not have a significant impact on the Group’s consolidated financial statements.

As part of its annual improvement process, in May 2010 the IASB issued the following amendments to standards and interpretations. There was no impact to the Group’s consolidated financial statements as a result of adopting these amendments:

IFRS 3, Business Combinations:  The amendments to the standard specify that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value. Furthermore, the amendments to the standard clarify the treatment of the un-replaced and voluntary replaced share based payment awards and also clarify the transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS 3(2008).

IFRS 7, Financial Instruments: Disclosures The amendments to the standard encourage specific qualitative disclosures and clarify the required level of disclosure around credit risk and collateral held and provide relief from disclosure of renegotiated loans.

IAS 1, Presentation of Financial Statements The amendments to the standard clarify that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements.

IAS 27, Consolidated and Separate Financial Statements The amendments to the standard provide clarification on the transitional requirements resulting from the amendments of IAS 27 (2008).

IFRIC 13, Customer Loyalty Programmes:  The amendments to the interpretation clarify that the ‘fair value’ of award credits should take into account i) the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale, and ii) any expected forfeitures.

IAS 34, Interim Financial Reporting: The amendments to the standard provide further clarification that disclosures for significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report.

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

Accounting pronouncements not yet adopted

At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company’s operations were issued but not yet effective and not early adopted:

IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and liabilities.  IFRS 9 was issued in November 2009 and October 2010 and it replaces parts of IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. For financial liabilities the standard retains most of the IAS 39 requirements, the main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will be effective for annual periods beginning on or after 1 January 2015. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures as part of its comprehensive review of off balance sheet activities. The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions. Specifically, the amendments require disclosures of the relationship between transferred financial assets that are not derecognised in their entirety and the associated liabilities; as well as disclosure of the nature of, and risks associated with, an entity’s continuing involvement in derecognised financial assets. The amended standard is effective for annual periods beginning on or after 1 July, 2011. The amendments to the standard are not expected to have a significant impact on the Group’s consolidated financial statements.

The amendment IAS 12 Income Taxes — Recovery of Underlying Assets clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after 1 January 2012 and is not expected to have an impact on the Group’s consolidated financial statements.

In May 2011 the IASB issued IFRS 10 Consolidated Financial Statements which is effective for annual periods beginning on or after 1 January 2013. The new standard changes the definition of control and replaces all guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements (which has been amended accordingly) and SIC-12 Consolidation—Special Purpose Entities.  The Group is currently evaluating the impact this standard will have on its consolidated financial statements. The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 11 Joint Arrangements which is effective for annual periods beginning on or after 1 January 2013. The new standard classifies joint arrangements as either joint operations or joint ventures and supersedes IAS 31 Interests in Joint Ventures and SIC-13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. The new standard requires the use of the equity method of accounting for interests in joint ventures. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In May 2011 the IASB issued IFRS 12 Disclosures of Interests in Other Entities which is effective for annual periods beginning on or after 1 January 2013. The new standard sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11; it replaces the disclosure requirements currently found in IAS 28 Investments in associates (which has been amended accordingly).  The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

Notes to the Consolidated Financial Statements (continued)

1.   Basis of preparation and accounting policies (continued)

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and non-financial assets and liabilities which are measured at fair value. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 the IASB issued a revised version of IAS 19 Employee Benefits which is effective for annual periods beginning on or after 1 January 2013.  The revised standard includes a number of changes and clarifications to IAS 19, the most significant being the removal of the corridor mechanism for pension plans so that all changes in defined benefit plans will be recognised as they occur, with actuarial gains and losses being recorded in other comprehensive income. The concept of expected return on plan assets has also been removed. As described above the Group has already changed its accounting policy on pensions with respect to the corridor mechanism as permitted under the existing IAS 19. The Group is currently evaluating the impact of the remaining changes of this amended standard on its consolidated financial statements.  The new standard has not yet been adopted by the EU.

In June 2011 The IASB issued amendments to IAS 1 Presentation of Financial Statements which are effective for annual period beginning on or after 1 July 2012.  The amendments require the separation of items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the income statement in the future.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.  The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013.  The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure.  The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments have not yet been adopted by the EU.

In December 2011 the IASB issued and amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. This amendment has not yet been adopted by the EU.

Notes to the Consolidated Financial Statements (continued)

2.   Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December, except for subsidiaries operating in hyperinflationary environment as explained in Note 1. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average	Average	Average	Closing	Closing
	2011	2010	2009	2011	2010
US dollar	1.40	1.32	1.40	1.31	1.31
UK sterling	0.87	0.85	0.89	0.83	0.85
Polish zloty	4.12	4.01	4.34	4.40	3.99
Nigerian naira	212.90	196.41	206.76	204.79	196.01
Hungarian forint	279.76	276.38	279.86	306.54	279.30
Swiss franc	1.23	1.38	1.51	1.22	1.25
Russian rouble	41.04	40.11	44.18	41.27	39.95
Romanian leu	4.23	4.22	4.23	4.30	4.29
Ukrainian hryvnia	11.11	10.49	10.92	10.44	10.50
Czech crown	24.65	25.31	26.45	25.75	25.27
Serbian dinar	101.99	103.40	94.12	102.65	105.88

3.   Segmental Analysis

Coca-Cola Hellenic has one business, being the production, sale and distribution of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Group’s operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group’s reportable segments are the same as those described in Note 1 . The Group’s Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on volume, net sales revenue and operating profit.

There are no material amounts of sales or transfers between the Group’s segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

Notes to the Consolidated Financial Statements (continued)

3.   Segmental analysis (continued)

		2011	2010	2009
Year ended 31 December	Note	€ million	€ million	€ million

Volume in unit cases(1)
Established		699.5	718.2	743.2
Developing		399.7	391.7	388.3
Emerging		984.2	990.1	937.8
Total volume in unit cases		2,083.4	2,100.0	2,069.3

Net sales revenue
Established		2,807.0	2,834.6	2,927.8
Developing		1,161.5	1,140.0	1,149.1
Emerging		2,885.8	2,819.0	2,466.7
Total net sales revenue		6,854.3	6,793.6	6,543.6

Adjusted EBITDA(2)
Established		349.7	408.0	429.3
Developing		141.1	163.9	165.0
Emerging		385.9	479.6	428.8
Total adjusted EBITDA		876.7	1,051.5	1,023.1

Depreciation and impairment of property, plant and equipment
Established		(136.9)	(132.2)	(122.3)
Developing		(80.4)	(73.0)	(77.0)
Emerging		(178.4)	(182.6)	(161.4)
Total depreciation and impairment of property, plant and equipment	5	(395.7)	(387.8)	(360.7)

Amortisation of intangible assets
Established		(0.8)	(4.5)	(1.4)
Developing		(0.4)	(0.5)	(0.5)
Emerging		(2.0)	(2.1)	(2.8)
Total amortisation of intangible assets		(3.2)	(7.1)	(4.7)

Other non-cash items(3)
Established		(3.3)	(2.4)	(4.4)
Developing		(1.9)	(1.2)	(1.2)
Emerging		(4.2)	(3.1)	(9.5)
Total other non-cash items		(9.4)	(6.7)	(15.1)

(1)     One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2)     We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

(3)     Other non-cash items comprise adjustments to intangible assets of which were nil in 2011 and 2010 (2009: €2.2m) (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of which were nil in 2011 and 2010 (2009: €6.5m) (refer to Note 20), stock option expenses of €8.1m (2010: €6.7m, 2009: €6.4m) (refer to Note 26) and other items of €1.3m (2010: nil, 2009: nil).

Notes to the Consolidated Financial Statements (continued)

3.   Segmental analysis (continued)

		2011	2010	2009
Year ended 31 December	Note	€ million	€ million	€ million
Operating profit
Established		208.7	268.9	301.2
Developing		58.4	89.2	86.3
Emerging		201.3	291.8	255.1
Total operating profit		468.4	649.9	642.6

Interest expense and finance charges
Established		(94.3)	(106.2)	(59.6)
Developing		(2.2)	(2.0)	(4.7)
Emerging		(34.8)	(21.7)	(51.1)
Corporate		(146.7)	(153.1)	(122.3)
Inter segment interest expense		173.5	200.3	159.2
Total interest expense and finance charges		(104.5)	(82.7)	(78.5)

Finance income
Established		38.8	49.4	9.1
Developing		1.4	2.4	1.9
Emerging		24.1	16.2	41.3
Corporate		119.0	139.7	116.4
Inter segment finance income		(173.5)	(200.3)	(159.3)
Total finance income	21	9.8	7.4	9.4

Income tax expense
Established		(51.6)	(73.0)	(87.9)
Developing		(12.6)	(22.4)	(20.5)
Emerging		(30.4)	(40.6)	(31.4)
Corporate		(8.1)	(2.0)	(3.1)
Total income tax expense	22	(102.7)	(138.0)	(142.9)

Reconciling items
Net foreign exchange translation losses	21	0.6	(0.4)	(3.7)
Share of results of equity method investments	6	1.2	2.5	(1.9)
Profit after tax		272.8	438.7	425.0

Expenditure on non-current assets(4)
Established		118.8	123.2	96.6
Developing		46.5	61.0	48.8
Emerging		205.5	207.8	239.0
Total expenditure on non-current assets		370.8	392.0	384.4

Intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions
Established		—	—	(30.9)
Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	—	—	(30.9)

(4)     Total additions of property, plant and equipment for the year ended 31 December 2011 were €404.7.m (2010: €446.2m, 2009: €370.0m).

Notes to the Consolidated Financial Statements (continued)

3.   Segmental analysis (continued)

The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group’s country of domicile), Russia and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

	2011	2010	2009
Year ended 31 December	€ million	€ million	€ million

Net sales revenue from external customers
Greece	526.9	604.9	714.3
Russia	1,201.4	1,138.6	878.2
Italy	1,133.1	1,135.2	1,166.4
All countries, other than Greece, Russia and Italy	3,992.9	3,914.9	3,784.7
Total net sales revenue from external customers	6,854.3	6,793.6	6,543.6

	2011	2010	2009
Year ended 31 December	€ million	€ million	€ million

Non-current assets(5)
Greece	175.2	194.2	196.0
Russia	817.6	850.5	792.3
Italy	1,072.3	1,091.6	1,080.6
All countries, other than Greece, Russia and Italy	2,969.5	2,992.2	2,810.3
Total non-current assets	5,034.6	5,128.5	4,879.2

(5)     Excluding financial instruments, equity method investments and deferred tax assets.

Notes to the Consolidated Financial Statements (continued)

4.   Intangible assets

				Other
		Franchise		intangible
	Goodwill	agreements	Trademarks	assets	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2011	1,895.6	157.7	94.0	27.2	2,174.5
Intangible assets arising on current year acquisitions	2.7	—	0.2	—	2.9
Disposal of subsidiary	(13.5)	—	—	(2.9)	(16.4)
Foreign currency translation	(3.9)	(0.9)	(1.9)	(0.2)	(6.9)
As at 31 December 2011	1,880.9	156.8	92.3	24.1	2,154.1
Amortisation
As at 1 January 2011	185.3	—	8.6	13.7	207.6
Charge for the year	—	—	0.6	2.6	3.2
Disposal of subsidiary	(2.9)	—	—	(1.5)	(4.4)
As at 31 December 2011	182.4	—	9.2	14.8	206.4
Net book value as at 1 January 2011	1,710.3	157.7	85.4	13.5	1,966.9
Net book value as at 31 December 2011	1,698.5	156.8	83.1	9.3	1,947.7
Cost
As at 1 January 2010	1,829.9	136.7	88.7	22.6	2,077.9
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2
As at 31 December 2010	1,895.6	157.7	94.0	27.2	2,174.5
Amortisation
As at 1 January 2010	185.3	—	8.0	10.5	203.8
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)
As at 31 December 2010	185.3	—	8.6	13.7	207.6
Net book value as at 1 January 2010	1,644.6	136.7	80.7	12.1	1,874.1
Net book value as at 31 December 2010	1,710.3	157.7	85.4	13.5	1,966.9

Notes to the Consolidated Financial Statements (continued)

4.   Intangible assets (continued)

Goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group’s cash-generating units expected to benefit from those intangibles.

The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2011	2010
	€ million	€ million
Intangible assets not subject to amortisation
Goodwill	1,698.5	1,710.3
Franchise agreements	156.8	157.7
Trademarks	82.0	84.4
	1,937.3	1,952.4
Intangible assets subject to amortisation
Trademarks	1.1	1.0
Water rights	6.9	7.4
Other intangible assets	2.4	6.1
	10.4	14.5
Total intangible assets	1,947.7	1,966.9

The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011.

		Franchise
	Goodwill	agreements	Total
	€ million	€ million	€ million
Italy	625.2	126.9	752.1
Switzerland	377.5	—	377.5
Total Ireland	288.9	—	288.9
Total	1,291.6	126.9	1,418.5

The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2009, 2010 and 2011.

The recoverable amount of each operation has been determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Group’s main business activities, cash flow projections have been extended over ten years. Cash flow projections for years four to ten have been projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

Notes to the Consolidated Financial Statements (continued)

4.   Intangible assets (continued)

Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceed, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

For those countries that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2011, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in		Discount
	perpetuity (%)		rate (%)
	2011	2010	2011	2010
Italy	3.0	3.0	9.9	8.2
Switzerland	1.5	1.4	6.2	6.0
Total Ireland	2.0	2.5	9.5	8.1

Management believes that any reasonably possible change in any of the key assumptions would not cause the operation’s carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements (continued)

5.   Property, plant and equipment

	Land and	Plant and	Returnable	Assets under
	buildings	equipment	containers	construction	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2011	1,464.9	3,664.9	353.0	165.7	5,648.5
Additions	7.6	164.7	46.6	185.8	404.7
Arising on acquisitions	0.7	—	—	—	0.7
Disposals	(8.2)	(114.1)	(19.1)	—	(141.4)
Disposal of subsidiary	(0.2)	(9.1)	—	—	(9.3)
Reclassified from assets held for sale (refer to Note 13)	—	5.9	—	—	5.9
Reclassifications	49.0	140.1	0.2	(189.3)	—
Foreign currency translation	(26.7)	(83.7)	(5.8)	(2.9)	(119.1)
Effect of hyperinflation	0.9	8.9	—	0.2	10.0
As at 31 December 2011	1,488.0	3,777.6	374.9	159.5	5,800.0
Depreciation and impairment
As at 1 January 2011	284.1	2,098.0	143.5	—	2,525.6
Charge for the year	39.3	300.8	34.6	—	374.7
Impairment	2.5	15.2	3.3	—	21.0
Disposals	(5.0)	(102.6)	(17.3)	—	(124.9)
Disposal of subsidiary	(0.1)	(2.7)	—	—	(2.8)
Reclassified from assets held for sale (refer to Note 13)	—	4.1	—	—	4.1
Foreign currency translation	(5.7)	(46.9)	(2.2)	—	(54.8)
Effect of hyperinflation	0.2	5.4	—	—	5.6
As at 31 December 2011	315.3	2,271.3	161.9	—	2,748.5
Net book value as at 1 January 2011	1,180.8	1,566.9	209.5	165.7	3,122.9
Net book value as at 31 December 2011	1,172.7	1,506.3	213.0	159.5	3,051.5
Cost
As at 1 January 2010	1,285.8	3,331.9	304.7	252.8	5,175.2
Additions	16.7	163.2	41.3	225.0	446.2
Disposals	(10.1)	(142.7)	(7.2)	—	(160.0)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified to assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	132.4	202.3	0.1	(334.8)	—
Foreign currency translation	41.4	109.4	14.1	22.7	187.6
As at 31 December 2010	1,464.9	3,664.9	353.0	165.7	5,648.5
Depreciation
As at 1 January 2010	243.4	1,871.9	98.6	—	2,213.9
Charge for the year	38.1	303.1	46.6	—	387.8
Disposals	(5.8)	(135.4)	(7.2)	—	(148.4)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified to assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.0	5.5	—	72.0
As at 31 December 2010	284.1	2,098.0	143.5	—	2,525.6
Net book value as at 1 January 2010	1,042.4	1,460.0	206.1	252.8	2,961.3
Net book value as at 31 December 2010	1,180.8	1,566.9	209.5	165.7	3,122.9

Assets under construction at 31 December 2011 include advances for equipment purchases of €17.8m (2010: €48.3m). Impairment of Property, Plant and Equipment of €21.0m relates to restructuring initiatives of €11.5m, €8.9 m and €0.6 m in the established, developing and emerging segments respectively.

Notes to the Consolidated Financial Statements (continued)

5.   Property, plant and equipment (continued)

Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2011	2010
	€ million	€ million
As at 1 January	235.0	251.5
Additions	4.3	62.8
Disposals	(53.5)	(47.8)
Depreciation charge	(22.4)	(31.4)
Foreign currency translation	(2.4)	(0.1)
As at 31 December	161.0	235.0

Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2011 was €44.7m (2010: €42.0m). The net book value of plant and equipment held under finance leases as at 31 December 2011 was €116.3m (2010: €193.0m).

6.   Equity method investments

(a)                                 Investments in associates

The effective interest held in and the carrying value of the investments in associates at 31 December are:

		Effective	Effective	Carrying	Carrying
		interest	interest	value	value
	Country of	held	held	2011	2010
	incorporation	2011	2010	€ million	€ million
Frigoglass Industries Limited	Nigeria	24%	16%	15.6	14.5
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.9	0.9
Total investments in associates				16.5	15.4

The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2010: 23.9%) holding held by Nigerian Bottling Company plc in which the Group has a 100% (2010: 66.4%) interest since September 2011. There are restrictive controls on the movement of funds out of Nigeria.

Summarised financial information of the associates, concerning our effective interest held, is as follows:

	Frigoglass Industries Limited			PET to PET Recycling Österreich GmbH
	2011	2010	2009	2011	2010	2009
	€ million	€ million	€ million	€ million	€ million	€ million
Assets	35.4	19.9	14.5	3.3	3.4	3.2
Liabilities	12.1	6.4	3.9	2.4	2.6	2.4
Revenues	23.9	14.8	12.5	2.6	2.0	1.5
Total profit and loss for the year	2.9	2.0	1.3	0.1	0.1	0.1

Notes to the Consolidated Financial Statements (continued)

6.   Equity method investments (continued)

(b)                                 Jointly controlled entities

The effective interest held in and the carrying value of the Group’s jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

		Effective	Effective	Carrying	Carrying
		interest	interest	value	value
	Country of	held	held	2011	2010
	incorporation	2011	2010	€ million	€ million
Fonti Del Vulture S.r.l	Italy	50%	50%	21.0	20.8
Ilko Hellenic Partners GmbH	Austria	0%	33%	—	0.9
Multivita Sp. z o.o.	Poland	50%	50%	3.0	1.7
Valser Mineralquellen GmbH	Switzerland	50%	50%	2.4	2.3
Total investments in jointly controlled entities				26.4	25.7

Apart from the companies mentioned above, the Group holds 50% effective interest (2010: 50%) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

On 27 March 2008 the Group together with TCCC and Illycaffe S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the “illy” brand across Coca-Cola Hellenic’s territories. In 2011, the Group disposed its interest in the joint venture, which had no significant effect on the Group’s financial statements (loss of €0.6m). The Group continues to sell and distribute ready-to-drink coffee under the “illy” brand across its territories.

Changes in the carrying amounts of equity method investments are as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	41.1	36.2	38.8
Capital increase	1.7	2.9	—
Disposals	(0.3)	—	—
Share of results of equity method investments	1.2	2.5	(1.9)
Return of capital from associates	—	(1.9)	—
Foreign currency translation	(0.8)	1.4	(0.7)
As at 31 December	42.9	41.1	36.2

7.   Available-for-sale financial assets

Movements in available-for-sale financial assets are as follows:

	2011	2010
	€ million	€ million
As at 1 January	1.8	17.7
Purchases	0.1	0.3
Disposals	(0.1)	(16.7)
Unrealised (losses)/gains on available-for-sale financial assets	(0.4)	0.5
As at 31 December	1.4	1.8

Available-for-sale financial assets relate to listed equities €0.8m (2010: €1.5m) and other unlisted equities of €0.6m (2010: €0.3m). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

Notes to the Consolidated Financial Statements (continued)

8.   Financial Instruments

Categories of financial instruments at 31 December were as follows:

2011

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.5	1.4	2.9
Derivative financial instruments	—	3.9	81.3	—	—	85.2
Trade and other receivables	1,018.4	—	—	—	—	1,018.4
Cash and cash equivalents	476.1	—	—	—	—	476.1
Total	1,494.5	3.9	81.3	1.5	1.4	1,582.6

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million
Trade and other payables	1,492.1	—	—	1,492.1
Borrowings	2,256.0	—	—	2,256.0
Derivative financial instruments	—	63.6	71.4	135.0
Total	3,748.1	63.6	71.4	3,883.1

2010

			Derivatives
	Loans and	Assets at	used for	Held-to-	Available-
	receivables	FVTPL	hedging	maturity	for-sale	Total
Assets	€ million	€ million	€ million	€ million	€ million	€ million

Investments	—	—	—	1.6	1.8	3.4
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables	1,003.6	—	—	—	—	1,003.6
Cash and cash equivalents	326.1	—	—	—	—	326.1
Total	1,329.7	0.7	76.6	1.6	1.8	1,410.4

	Liabilities
	held at		Derivatives
	amortised	Liabilities	used for
	cost	at FVTPL	hedging	Total
Liabilities	€ million	€ million	€ million	€ million

Trade and other payables	1,428.3	—	—	1,428.3
Borrowings	2,191.5	—	—	2,191.5
Derivative financial instruments	—	72.7	67.5	140.2
Total	3,619.8	72.7	67.5	3,760.0

Notes to the Consolidated Financial Statements (continued)

8.   Financial Instruments (continued)

The derivative financial instruments are included in the Group’s balance sheet as follows:

	Assets	Liabilities
	€ million	€ million
At 31 December 2011
Current
Foreign currency forward contracts	13.9	(2.4)
Foreign currency option contracts	1.8	(0.4)
Commodity swap contracts	—	(1.4)
Total current	15.7	(4.2)
Non-current
Interest rate swap contracts	69.5	—
Cross-currency swap contracts	—	(130.8)
Total non-current	69.5	(130.8)
At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—
Total current	4.2	(4.1)
Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)
Total non-current	73.1	(136.1)

As at 31 December 2011, other receivables of €26.3m (2010: €11.6m) served as collateral for net open position of interest rate and cross currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Net fair values of derivative financial instruments

(a)                                 Cash flow hedges

The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	9.8	0.6
Foreign currency option contracts	1.4	1.2
Interest rate swap contracts	43.8	37.7
	55.0	39.5
Contracts with negative fair values
Foreign currency forward contracts	(1.5)	(3.4)
Cross currency swap contracts	(69.9)	(63.5)
	(71.4)	(66.9)

Notes to the Consolidated Financial Statements (continued)

8.     Financial Instruments (continued)

Cash flows from the Group’s cash flow hedges at 31 December 2011 are expected to occur and, accordingly, affect profit or loss in 2012, except for the combined interest rate/cross currency swap hedging contracts used for the US$400m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)           Fair value hedges

The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	0.6	1.7
Interest rate swap contracts	25.7	35.4
	26.3	37.1
Contracts with negative fair values
Foreign currency forward contracts	—	(0.6)

(c)           Undesignated hedges

The fair values of derivative financial instruments at 31 December for which hedge accounting has not been applied, were:

	2011	2010
	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	3.5	0.3
Foreign currency option contracts	0.4	0.4
	3.9	0.7
Contracts with negative fair values
Foreign currency forward contracts	(0.9)	(0.1)
Foreign currency option contracts	(0.4)	—
Cross-currency swap contracts	(60.9)	(72.6)
Commodity swap contracts	(1.4)	—
	(63.6)	(72.7)

Notes to the Consolidated Financial Statements (continued)

8.     Financial Instruments (continued)

Foreign currency forward contracts and foreign currency option contracts

The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2011 totaled €419.3m (2010: €246.0m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2011 totaled €64.3m (2010: €158.0m).

Commodity swap contracts

The Group purchases sugar on an ongoing basis to meet its operational needs. The increased volatility in commodity prices over the past 12 months has led to the decision to enter into commodity swap contracts in August 2011.

These contracts are expected to reduce volatility of cash flows in respect of sugar purchases attributable to the fluctuation of the sugar price for a period up to 36 months in accordance with the Group’s risk management policy (see Note 30).

The notional principal amounts of the outstanding commodity swap contracts at 31 December 2011 totaled €40.9m (2010: nil).

Interest rate swap contracts

The Group uses interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts totaled $900.0m (2010: $900.0m). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014.  As a result an amount of €1.4m was credited to the income statement, in the interest expense line, in 2010.

The interest rate swap contracts outstanding at 31 December 2011 can be summarised as follows:

	Amount			Receive	Pay
Currency	million	Start date	Maturity date	fixed rate	floating rate
US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin
	900.0

Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September annually until maturity.

Cross-currency swap contracts

The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 31 December 2011 the fair value of the cross-currency swap contracts represented a liability of €130.8m (2010: €136.1m). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €5.3m gain (2010: €39.3m gain, 2009: €15.7m loss) on the cross-currency swap contracts during 2011 was more than offset by the €21.1m loss, (2010: €44.9m loss, 2009: €15.7m gain) recorded on the translation of the US dollar- denominated debt to euro.

Part of the restructuring of the Group’s interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

Notes to the Consolidated Financial Statements (continued)

8.     Financial Instruments (continued)

The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2011 totaled €803.9m (2010: €803.9m). The cross-currency swap contracts outstanding at 31 December 2011 are summarised as follows:

				Receive	Pay
US$ million	€ million	Start date	Maturity date	floating rate	rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%
900.0	803.9

Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

	Ineffectiveness	Fair value	Losses/(gains)	Cash flow
	charged	hedges	released	hedges losses/
	(credited) to the	charged to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
	€ million	€ million	€ million	€ million
31 December 2011
Derivatives
Interest rate swap contracts for fair value hedging	1.1	(9.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	5.5	—	—	9.7
Foreign currency forward contracts / Foreign currency option contracts	—	1.5	3.1	(15.0)
Commodity swap contracts	—	(1.4)	—	—
Hedged items
Borrowings	—	9.7	—	(15.2)
Forecast transactions	—	—	—	15.0
Other foreign currency assets / liabilities	—	0.5	—	—
Total	6.6	0.6	3.1	(5.5)
Recorded in
Operating expenses	—	0.6	3.1
Interest expense	6.6	—	—
Total	6.6	0.6	3.1
31 December 2010
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	(27.7)	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts / Foreign currency option contracts	—	0.9	2.0	3.0
Hedged items
Borrowings	—	27.7	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets / liabilities	—	(0.3)	—	—
Total	(1.0)	0.6	2.0	(2.8)
Recorded in
Operating expenses	—	0.6	2.0
Interest expense	(1.0)	—	—
Total	(1.0)	0.6	2.0

Notes to the Consolidated Financial Statements (continued)

8.     Financial Instruments (continued)

		Fair value	Losses/(gains)	Cash flow
	Ineffectiveness	hedges	released	hedges losses/
	charged to the	(credited) to the	from equity to	(gains) taken
	profit and loss	profit and loss	the profit and loss	to equity
	€ million	€ million	€ million	€ million
31 December 2009
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Foreign currency forward contracts / Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets / liabilities	—	3.1	—	—
Total	1.6	(8.8)	(9.7)	—
Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—
Total	1.6	(8.8)	(9.7)

Notes to the Consolidated Financial Statements (continued)

9.     Deferred Tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	2011	2010	2009
	€ million	€ million	€ million
Deferred tax assets	35.2	35.0	32.6
Deferred tax liabilities	(171.5)	(162.9)	(133.5)
Total deferred tax	(136.3)	(127.9)	(100.9)

The gross amounts of deferred tax assets and liabilities are as follows:

	2011	2010	2009
	€ million	€ million	€ million
Deferred tax assets
To be recovered after more than 12 months	72.5	69.0	66.7
To be recovered within 12 months	86.6	94.6	87.8
	159.1	163.6	154.5

Deferred tax liabilities
To be recovered after more than 12 months	(288.3)	(283.9)	(244.4)
To be recovered within 12 months	(7.1)	(7.6)	(11.0)
	(295.4)	(291.5)	(255.4)
Deferred tax liabilities (net)	(136.3)	(127.9)	(100.9)

The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	(127.9)	(100.9)	(92.5)
Taken to the income statement (refer to Note 22)	(16.1)	(30.6)	(24.6)
Taken to equity	5.2	(0.3)	2.6
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and Note 22)	—	10.2	1.6
Arising on current year acquisitions	0.1	—	—
Arising on prior year acquisitions	—	—	10.4

Arising on disposal of subsidiary	0.7	—	—
Foreign currency translation	1.7	(6.3)	1.6
As at 31 December	(136.3)	(127.9)	(100.9)

Notes to the Consolidated Financial Statements (continued)

9.     Deferred Tax (continued)

The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

	Tax in excess		Capital		Other
	of book	Assets	investment	Derivative	deferred tax
	depreciation	impairment	incentives	instruments	liabilities	Total
Deferred tax liabilities	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2010	(239.4)	(2.9)	(2.2)	0.6	(11.5)	(255.4)
Taken to the income statement	(25.6)	(0.2)	—	—	(1.3)	(27.1)
Taken to equity	—	—	—	0.2	0.3	0.5
Transfer to deferred tax asset	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)
As at 31 December 2010	(276.3)	(3.0)	(2.2)	0.8	(10.8)	(291.5)
Taken to the income statement	(15.6)	3.0	—	—	2.1	(10.5)
Taken to equity	—	—	—	(2.8)	0.1	(2.7)
Arising on disposal of subsidiary	0.7	—	—	—	—	0.7
Transfer to deferred tax asset	0.5	—	—	—	2.7	3.2
Foreign currency translation	4.9	—	—	—	0.5	5.4
As at 31 December 2011	(285.8)	—	(2.2)	(2.0)	(5.4)	(295.4)

	Book in				Pensions	Other
	excess of tax		Tax losses		and	deferred
	depreciation	Provisions	carry-forward	Leasing	benefit plans	tax assets	Total
Deferred tax assets	€ million	€ million	€ million	€ million	€ million	€ million	€ million

As at 1 January 2010	1.7	65.5	18.4	13.7	20.0	35.2	154.5
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	1.6	(3.0)	6.7
Taken to equity	—	(0.1)	—	—	(0.9)	0.2	(0.8)
Transfer (from)/to deferred tax liability	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8
As at 31 December 2010	1.6	59.1	29.8	18.2	20.2	34.7	163.6
Taken to the income statement	0.3	(8.4)	8.3	(4.0)	(3.4)	1.6	(5.6)
Taken to equity	—	—	—	—	6.5	1.4	7.9
Arising on current year acquisition	—	—	—	—	—	0.1	0.1
Transfer from deferred tax liability	(0.5)	(0.1)	—	—	(2.6)	—	(3.2)
Foreign currency translation	(0.5)	(1.4)	—	(0.2)	(0.2)	(1.4)	(3.7)
As at 31 December 2011	0.9	49.2	38.1	14.0	20.5	36.4	159.1

Notes to the Consolidated Financial Statements (continued)

9.     Deferred Tax (continued)

Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €2.8m (2010: €3.3m). €1.8m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2012 and 2016 and €1.0m is attributable to tax losses that will expire between 2017 and 2020.

The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €2,433.5m (2010: €2,143.6m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10.  Other non-current assets

Other non-current assets consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Non-current prepayments	32.7	31.3	29.4
Loans to non-related parties	2.4	4.5	7.8
Loans to related parties (refer to Note 34)	0.3	3.0	6.7
Held-to-maturity investments	1.5	1.6	1.6
Total other non-current assets	36.9	40.4	45.5

11.  Inventories

Inventories consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Finished goods	163.5	195.7
Raw materials and work in progress	182.3	182.8
Consumables	105.7	103.2
Total inventories	451.5	481.7

The amount of inventories recognized as an expense during 2011 was €3,234.9m (2010: €3,066.6m, 2009: €3,001.1m).  During 2011 provision of obsolete inventories recognised as an expense amounted to €2.9m (2010:  €1.1m, 2009: €5.0m), whereas provision reversed in the period amounted to €1.3m (2010: €2.6m, 2009: €0.6m).

12.  Trade receivables

Trade receivables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Trade receivables	930.7	938.4
Less: Provision for doubtful debts	(75.5)	(68.2)
Total trade receivables	855.2	870.2

Notes to the Consolidated Financial Statements (continued)

12.   Trade receivables (continued)

The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer’s credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group. The Group’s exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 30.

The trade receivables are as follows:

	2011	2010
	€ million	€ million
Due within due date	715.8	706.1
Less: Provision for doubtful debts within due date	(1.1)	(3.5)
Past due	214.9	232.3
Less: Provision for doubtful debts past due	(74.4)	(64.7)
Total trade receivables	855.2	870.2

As at 31 December 2011, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €23.1m (2010: €22.1m).

As at 31 December 2011, trade receivables of €140.5m (2010: €167.6m) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	116.7	140.7
3 to 6 months	11.6	16.9
6 to 9 months	4.9	5.8
More than 9 months	7.3	4.2
	140.5	167.6

As at 31 December 2011, trade receivables of €74.4m (2010: €64.7m) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	(12.2)	(5.4)
3 to 6 months	(6.0)	(11.5)
6 to 9 months	(3.3)	(4.5)
More than 9 months	(52.9)	(43.3)
	(74.4)	(64.7)

The movement in the provision for doubtful debts during the year is as follows:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	(68.2)	(65.3)	(53.1)
Amounts written off during the year	6.7	7.7	7.9
Amounts recovered during the year	4.5	11.2	3.4
Increase in allowance recognised in profit or loss	(19.0)	(21.1)	(24.0)
Foreign currency translation	0.5	(0.7)	0.5
As at 31 December	(75.5)	(68.2)	(65.3)

The recording and release of provision for impaired receivables are recorded within operating expenses.

Notes to the Consolidated Financial Statements (continued)

13.   Other receivables and assets

Other receivables and assets consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Prepayments	68.3	100.1
Receivables from related parties (refer to Note 34)	65.1	55.1
VAT and other taxes receivable	19.6	20.1
Collateral for interest rate swap contracts (refer to Note 8)	26.3	11.6
Loans and advances to employees	11.9	8.2
Receivables from sale of property, plant and equipment	0.8	4.0
Assets classified as held for sale	—	1.8
Other receivables	39.5	32.6
Total other receivables and assets	231.5	233.5

The related party receivables, net of the provision for doubtful debts, are as follows:

	2011	2010
	€ million	€ million
Due within due date	61.0	50.4
Past due	4.1	4.7
Total related party receivables	65.1	55.1
Collateral held against related party receivables	—	0.3

As at 31 December 2011, related party receivables of €4.1m (2010: €4.7m) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2011	2010
	€ million	€ million
Up to 3 months	2.4	3.0
3 to 6 months	0.5	0.5
6 to 9 months	0.4	0.1
More than 9 months	0.8	1.1
Total	4.1	4.7

During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment. As at 31 December 2009, plant and equipment with a net book value of €1.4m remained classified as held for sale. In 2010, €1.0m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met and €0.4m remained classified as held for sale since we expected that these vehicles would be sold during 2011.

Notes to the Consolidated Financial Statements (continued)

13.   Other receivables and assets (continued)

During 2010, non-current assets with a net book value of €1.8m were classified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m was sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

During 2011 no assets were classified as held for sale. Additionally, non-current assets with a net book value of €1.8m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

14.   Cash and cash equivalents

Cash and cash equivalents at 31 December comprise the following:

	2011	2010
	€ million	€ million
Cash at bank, in transit and in hand	93.3	72.8
Short-term deposits	382.8	253.3
Total cash and cash equivalents	476.1	326.1

Cash and cash equivalents are held in the following currencies:

	2011	2010
	€ million	€ million
Euro	373.0	283.5
Nigerian naira	51.7	3.0
FYROM dinar	11.9	4.4
Russian rouble	9.6	3.7
Belorusian rouble	6.6	7.6
Croatian kuna	5.0	4.0
Serbian dinar	3.9	10.7
Bulgaria lev	3.6	2.0
Ukrainian hryvnia	2.2	1.6
Romanian leu	2.0	1.3
US dollar	1.9	0.6
Swiss franc	1.5	1.2
Moldovan leu	0.7	0.1
Polish zloty	0.6	0.4
Bosnia and Herzegovina convertible mark	0.5	0.9
Other	1.4	1.1
Total cash and cash equivalents	476.1	326.1

Under Nigerian naira currency, an equivalent amount of €43.7m relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders’ of the Company’s subsidiary Nigerian Bottling Company plc (refer to Note 28).

The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group’s liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Intra group dividends paid by certain of our subsidiaries are also subject to withholding taxes.

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings

The Group held the following borrowings at 31 December:

	2011	2010
	€ million	€ million
Bank overdrafts	37.5	44.2
Bank loans	9.8	8.9
Current portion of long-term bonds, bills and unsecured notes	—	305.0
Commercial paper	250.0	127.0
Loan payable to related parties (refer to Note 34)	2.3	1.2
	299.6	486.3
Obligations under finance leases falling due within one year	21.9	48.8
Total borrowings falling due within one year	321.5	535.1
Borrowings falling due within one to two years
Bonds, bills and unsecured notes	411.1	—
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	1,446.5	1,259.7
Loan payable to related parties (refer to Note 34)	4.3	3.1
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	—	298.4
	1,861.9	1,561.2
Obligations under finance leases falling due in more than one year	72.6	95.2
Total borrowings falling due after one year	1,934.5	1,656.4
Total borrowings	2,256.0	2,191.5

Commercial paper programme and committed credit facilities

In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, of which the later is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2011 was €250.0m (2010: €127.0m).

In May 2011, Coca-Cola Hellenic replaced its existing €500.0m syndicated loan facility expiring on 17 December 2012, with a new €500.0m syndicated loan facility, issued through various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9m was charged to the income statement, in the finance costs line.  This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under this syndicated loan facility since inception. There are no financial covenants applicable to this facility.

Euro medium-term note programme (‘EMTN’)

In 2001, the Group established a €2.0bn euro medium-term note programme. Bonds issued under the programme through the 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500m. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which is almost 40% of the total issued €500m euro-denominated bond. As a consequence, an amount of  €1.7m was charged to the income statement, in the finance costs line.

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings (continued)

In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. and partly to refinance a floating rate bond that matured in March 2009.

In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 18) and it allowed Coca-Cola Hellenic to extend its debt maturity profile.

In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300m 4.25% fixed rate notes to be consolidated and form a single series with the existing €300m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600m. The proceeds of the issue were used to repay the maturity of the existing €301.1m notes due on 15 July.

As at 31 December 2011, a total of €1.1bn in bonds issued under the €2.0bn EMTN programme were outstanding. A further amount of €0.9bn is available for issuance. These bonds are not subject to financial covenants.

Notes issued in the US market

On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned finance subsidiary                      Coca-Cola HBC Finance B.V., a $900.0m (€694.4m at 31 December 2011 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€385.8m at 31 December 2011 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€308.6m at 31 December 2011 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Fixed coupon
$500m notes	17 September 2003	17 September 2013	5.125%
€500m bond	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m bond	16 November 2009	16 November 2016	4.250%
€300m bond	2 March 2011	16 November 2016	4.250%

The fair value of bonds and notes payable, including the current portion, is €1,926.3m (2010: €1,919.0m) compared to their book value, including the current portion, of €1,857.6m (2010: €1,863.1m).

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings (continued)

The present value of finance lease liabilities at 31 December was as follows:

	2011	2010
	€ million	€ million
Less than one year	21.9	48.8
Later than one year but less than two years	13.7	20.7
Later than two years but less than three years	11.3	14.6
Later than three years but less than four years	5.0	11.3
Later than four years but less than five years	3.2	4.6
Later than five years	39.4	44.0
Present value of finance lease liabilities	94.5	144.0

The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2011	2010
	€ million	€ million
Less than one year	24.8	53.2
Later than one year but less than two years	16.8	24.3
Later than two years but less than three years	13.8	17.0
Later than three years but less than four years	7.4	13.8
Later than four years but less than five years	5.5	6.8
Later than five years	41.4	46.8
	109.7	161.9
Future finance charges on finance leases	(15.2)	(17.9)
Present value of finance lease liabilities	94.5	144.0

Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

The borrowings at 31 December were held in the following currencies:

	Current	Non-current	Current	Non-current
	2011	2011	2010	2010
	€ million	€ million	€ million	€ million
Euro	269.8	1,159.4	487.7	881.2
US Dollar	—	749.4	—	744.1
Nigerian naira	45.6	—	23.6	—
Polish zloty	3.1	8.3	3.2	12.4
UK Sterling	1.8	16.7	6.0	18.1
Ukrainian hryvnia	0.7	0.7	9.4	0.6
Bulgarian lev	0.1	—	4.2	—
Other	0.4	—	1.0	—
Borrowings	321.5	1,934.5	535.1	1,656.4

Notes to the Consolidated Financial Statements (continued)

15.   Borrowings (continued)

The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2011, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

				Fixed rate	Weighted
				liabilities	average
	Fixed	Floating		weighted	maturity for
	interest rate	interest rate	Total	average	which rate is
	€ million	€ million	€ million	interest rate	fixed (years)
Euro	1,375.9	53.3	1,429.2	4.9%	3.1
US Dollar	749.4	—	749.4	5.3%	2.6
Nigerian naira	—	45.6	45.6	—	—
Polish zloty	—	11.4	11.4	—	—
UK Sterling	—	18.5	18.5	—	—
Ukrainian hryvnia	—	1.4	1.4	—	—
Other	0.3	0.2	0.5	—	—
Financial liabilities	2,125.6	130.4	2,256.0	5.0%	2.9

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group’s policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400m US dollar fixed rate debt, a combination of floating to fixed rate cross currency swap contracts and fixed to floating rate interest rate swap contracts is used.

The $500m US dollar fixed rate debt has been fully swapped into a euro floating-rate obligation through a combination of interest rate and cross-currency swaps, with no residual currency risk for the life of the respective bond.  In June and July 2010 the $400m US dollar fixed rate debt which was initially swapped into a euro floating-rate obligation was restructured to a €357m fixed-rate liability (refer to Note 8).

Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Ukrainian hryvnia	3 month KIEVPRIME (Kiev inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)

Notes to the Consolidated Financial Statements (continued)

16.   Trade and other payables

Trade and other payables consisted of the following at 31 December:

	2011	2010
	€ million	€ million
Trade payables	423.5	384.7
Accrued liabilities	603.0	594.9
Payables to related parties (refer to Note 34)	188.6	181.4
Deposit liabilities	108.5	107.3
Other tax and social security liabilities	84.2	77.6
Salaries and employee related payable	57.9	62.5
Current portion of provisions (refer to Note 17)	52.0	38.5
Derivative liabilities (refer to Note 8)	4.2	4.1
Deferred income	8.7	2.2
Other payables	10.9	10.9
Total trade and other payables	1,541.5	1,464.1

17. Provisions

Provisions consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Current
Employee benefits	23.9	22.4	22.5
Restructuring and other	28.1	16.1	18.6
Total current provisions	52.0	38.5	41.1
Non-current
Employee benefits	146.5	130.5	151.1
Other	3.0	13.7	19.3
Total non-current provisions	149.5	144.2	170.4
Total provisions	201.5	182.7	211.5

The movements in restructuring and other provisions comprise:

	2011	2010	2009
	€ million	€ million	€ million
As at 1 January	29.8	37.9	15.6
Arising during the year	50.3	35.0	34.6
Utilised during the year	(44.0)	(43.5)	(33.4)
Unused amount reversed	(0.1)	0.1	—
Arising on prior year acquisitions	—	—	21.4
Foreign currency translation	(4.9)	0.3	(0.3)
As at 31 December	31.1	29.8	37.9

Restructuring and other provisions comprise outstanding balances relating to restructuring of €23.9m (2010: €9.6m, 2009: €15.3m) that is expected to be completed in 2012 and a provision for long-term supply contracts in Italy of €3.2m (2010: €10.7m, 2009: €16.4m). In addition, 2011 included other items of €4.0m (2010: €9.5m, 2009: €6.2m).

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

Employee benefits

Employee benefits consisted of the following at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Defined benefit plans
Employee leaving indemnities	94.6	99.4	113.4
Pension plans	41.4	19.5	25.0
Long service benefits—jubilee plans	7.9	7.7	7.0
Total defined benefits plans	143.9	126.6	145.4
Other employee benefits
Annual leave	9.2	9.6	6.7
Stock appreciation rights	—	0.1	1.2
Other employee benefits	17.3	16.6	20.3
Total other employee benefits	26.5	26.3	28.2
Total employee benefits obligations	170.4	152.9	173.6

Employee benefit obligations at 31 December were split between current and non-current as follows:

	2011	2010	2009
	€ million	€ million	€ million
Current	23.9	22.4	22.5
Non-current	146.5	130.5	151.1
Total employee benefits obligations	170.4	152.9	173.6

Employees of Coca-Cola Hellenic’s subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee’s length of service, employment category and remuneration.

Coca-Cola Hellenic’s subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

Reconciliation of defined benefit obligation:

	2011	2010
	€ million	€ million
Present value of defined benefit obligation at 1 January	374.6	352.9
Service cost	13.0	13.3
Interest cost	15.8	17.0
Plan participants’ contributions	5.0	4.6
Past service cost arising from amendments	0.2	(2.2)
Curtailment/settlement	(5.1)	5.2
Benefits paid	(31.6)	(39.4)
Actuarial loss/(gain)	14.9	(3.3)
Foreign currency translation	3.7	26.5
Present value of defined benefit obligation at 31 December	390.5	374.6

Reconciliation of plan assets:

	2011	2010
	€ million	€ million
Fair value of plan assets at 1 January	248.9	207.1
Expected return on plan assets	13.3	12.2
Actual employer’s contributions	10.0	10.5
Actual participant’s contributions	5.0	4.6
Actual benefits paid	(11.1)	(11.7)
Settlement	(8.3)	—
Actuarial loss	(16.4)	(0.1)
Foreign currency translation	4.8	26.3
Fair value of plan assets at 31 December	246.2	248.9

In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy.

The present value and funded status of defined benefit obligations were as follows at 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Present value of funded obligations	285.2	264.6	229.1
Fair value of plan assets	(246.2)	(248.9)	(207.1)
	39.0	15.7	22.0
Present value of unfunded obligations	105.3	110.0	123.8
Unrecognised past service benefit	(0.4)	(0.5)	(0.6)
Defined benefit obligations	143.9	125.2	145.2
Plus: amounts recognised within long term assets	—	1.4	0.2
Total defined benefit obligations	143.9	126.6	145.4
Actual return on plan assets	(3.1)	12.4	26.3

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2011	2010
	€ million	€ million
Defined benefit obligation as at 1 January	125.2	145.2
Expense recognised in the income statement	18.6	20.6
Actuarial loss/(gain) recognised in OCI	31.8	(2.7)
Employer contributions	(10.0)	(10.5)
Benefits paid	(20.5)	(27.7)
Foreign currency translation	(1.2)	0.3
Defined benefit obligation as at 31 December	143.9	125.2

The cumulative amount of actuarial losses recognised in Other Comprehensive Income is €98.2m

The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2011	2010
	%	%
Discount rate	4.21	4.43
Expected return on plan assets	4.42	5.40
Rate of compensation increase	3.08	3.06
Pension increases	0.94	0.67

The expense recognised in the income statement comprised the following for the years ended 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Current service cost	13.0	13.3	12.4
Interest cost	15.8	17.0	15.9
Expected return on plan assets	(13.3)	(12.2)	(9.5)
Actuarial gain	(0.5)	(0.5)	(0.5)
Amortisation of unrecognised past service costs	0.3	(2.2)	0.6
Curtailment/settlement	3.3	5.2	2.8
Total	18.6	20.6	21.7

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

Plan assets are invested as follows:

	2011	2010
	%	%
Asset category
Equity securities	38	42
Debt securities	43	41
Real estate	10	10
Cash	9	7
Total	100	100

Equity securities were not invested in ordinary shares of the Company as at 31 December 2011 and as at 31 December 2010.

The total employer contributions expected to be paid in 2012 are €16.4m.

Notes to the Consolidated Financial Statements (continued)

17.   Provisions (continued)

The history of experience adjustments is as follows:

	2011	2010	2009	2008	2007
	€ million	€ million	€ million	€ million	€ million
Present value of defined benefit obligations	390.5	374.6	352.9	336.0	334.0
Fair value of plan assets	(246.2)	(248.9)	(207.1)	(174.7)	(206.3)
Deficit	144.3	125.7	145.8	161.3	127.7

Experience adjustment on plan liabilities	1.7	8.8	3.5	(2.6)	(6.5)
Experience adjustment on plan assets	(16.4)	0.2	16.8	(47.8)	(2.7)

Defined contribution plans

The expense recognised in the income statement in 2011 for the defined contribution plan is €20.5m (2010: €15.5m, 2009: €10.6m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

18.   Share capital and share premium

	Number of
	shares	Share	Share
	(authorised	Capital	Premium	Total
	and issued)	€ million	€ million	€ million
As at 1 January 2009	365,402,097	182.7	1,665.0	1,847.7
Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)
Balance as at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6
Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7
Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3
Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)
Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0

During 2009, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €1.8m.

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00. At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

Notes to the Consolidated Financial Statements (continued)

18.   Share capital and share premium (continued)

Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

During 2010, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares as announced on 26 February, 17 May, 24 August and 25 November 2010 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €5.7m.

During 2011, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €4.7m.

On 6 May 2011, the Annual General Meeting of shareholders resolved to reorganise its share capital. The Company’s share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The Company’s share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

After the above changes, the share capital amounts to €549.8 million and is comprised of 366,542,008 shares with a nominal value of €1.50 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

19.   Reserves

The reserves of the Group at 31 December were as follows:

	2011	2010	2009
	€ million	€ million	€ million
Treasury shares	(55.5)	(57.2)	(14.9)
Exchange equalisation reserve	(197.9)	(129.2)	(309.1)
Other reserves
Shares held for equity compensation plan	(1.2)	(0.8)	(1.0)
Hedging reserve (net of deferred tax of €2.7m gain; 2010: €0.2m expense; 2009: €3.4m expense)	(4.7)	(10.3)	(1.2)
Tax-free reserve	251.6	251.6	241.1
Statutory reserve	78.1	77.6	77.2
Stock option reserve	45.6	37.5	30.8
Available-for-sale financial assets valuation reserve	0.5	0.8	3.0
Other	19.1	19.0	18.9
Total other reserves	389.0	375.4	368.8
Total reserves	135.6	189.0	44.8

Treasury shares

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme expired on 26 April 2011.

Notes to the Consolidated Financial Statements (continued)

19.   Reserves (continued)

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2011, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €55.5m, bringing the shares in circulation to 363,111,873 (2010: 3,430,315 shares held of a total value of €57.2m, 2009: 1,111,781 shares held of a total value of €14.9m).

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate. The movement for share-based payment transactions in 2011 was a debit of €0.4m (2010: €0.2m credit, 2009: nil)

Hedging reserve

The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for 2011 relates to the movement in cash flow hedges of €5.6m credit, net of tax gain of €2.7m (2010: € 9.1m debit, net of tax expense of €0.2m, 2009: € 12.8m debit, net of tax expense of €3.4m).

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable. There was no movement for the tax-free reserve in 2011 (2010: €10.5m credit, 2009: €17.9m credit for the establishment of additional reserves).

Statutory reserves

Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2010: €55.7m, 2009: €55.7m). The movement in the statutory reserves for 2011 was a €0.5m credit (2010: €0.4m credit, 2009: € 8.3m debit) and relates to the establishment of additional reserves.

Other reserves

Other reserves are particular to the various countries in which the Group operates. The movement in other reserves for 2011 was a €0.1m credit (2010: €0.1m credit, 2009: €7.4m debit).

Stock option reserve

The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for 2011 was a €8.1m credit (2010: €6.7m credit, 2009: €6.4m credit).

Available-for-sale financial assets valuation reserve

The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. The movement for available-for-sale financial assets valuation reserve for 2011 was a € 0.3m debit (2010: € 2.2m debit, 2009: €6.3m credit) and relates to revaluation impact of listed and unlisted equities held.

Notes to the Consolidated Financial Statements (continued)

20.   Total operating costs

Total operating costs for the years ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
Operating expenses	2,055.6	2,058.4	1,984.2
Restructuring costs	71.5	36.7	44.9
Other items	—	—	(32.8)
Total operating costs	2,127.1	2,095.1	1,996.3

a)                                     Operating expenses

	2011	2010	2009
	€ million	€ million	€ million
Selling expenses	1,008.5	1,031.9	968.1
Delivery expenses	629.8	628.5	602.8
Administrative expenses	406.0	384.5	393.5
Stock option expense (refer to Note 26)	8.1	6.7	6.4
Amortisation of intangible assets (refer to Note 4)	3.2	6.8	4.7
Adjustments to intangible assets	—	—	2.2
Losses on available-for-sale financial assets transferred from equity	—	—	6.5
Operating expenses	2,055.6	2,058.4	1,984.2

In 2011, operating expenses included net losses on disposal of property, plant and equipment of €2.7m (2010: €13.2m losses, 2009: €10.5m losses).

(b)                                 Adjustments to intangible assets

During 2010 and 2009, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, a deferred tax credit of €10.2m (2009: €1.6m) had been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses of 2010 (2009: €2.2m). For the credit that has been included in taxes please refer to Note 22.

(c)                              Restructuring costs

As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2011 which amounted to €71.5m (2010: €36.7m, 2009: €44.9m) before tax. The Company recorded during 2011 €47.6m (2010: €25.7m, 2009: €29.9m), €17.6m (2010: €2.3m, 2009: €10.8m) and €6.3m (2010: €8.7m, 2009: €4.2m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees’ costs, outsourcing of certain functions and other costs.

(d)                                 Other items

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totaling €15.8m. During 2009, €32.8m was received from the Company’s insurers.

Notes to the Consolidated Financial Statements (continued)

20.   Total operating costs (continued)

(e)                                  Staff costs

Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	2011	2010	2009
	€ million	€ million	€ million
Wages and salaries	828.4	840.0	779.0
Social security costs	175.7	161.0	151.0
Pension and other employee benefits	131.1	124.6	159.6
Termination benefits	48.6	32.8	35.2
Total staff costs	1,183.8	1,158.4	1,124.8

Staff costs included in operating expenses amounted to €934.3m in 2011 (2010: €913.0m, 2009: €892.3m).

Staff costs included in cost of goods sold amounted to €249.5m in 2011 (2010: €245.4m, 2009: €232.5m).

The average number of full-time equivalent employees in 2011 was 41,715 (2010: 42,505, 2009: 44,231).

(f)                                   Fees and other services of the statutory auditor

Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, were as follows, for the years ended 31 December:

	2011	2010	2009
	€ million	€ million	€ million
Audit fees	6.2	6.2	6.7
Audit related fees	0.4	0.2	0.1
Other fees	0.1	0.2	—
Total audit and all other fees	6.7	6.6	6.8

21.   Finance costs

Net finance costs for the years ended 31 December comprised:

	2011	2010	2009
	€ million	€ million	€ million
Interest income	9.8	7.4	9.4
Interest expense	(87.2)	(68.4)	(66.6)
Other finance cost	(3.9)	(8.2)	(1.1)
Net foreign exchange remeasurement gains/(losses)	0.6	(0.4)	(3.7)
Finance charges paid with respect to finance leases	(5.6)	(6.1)	(10.8)
Loss on net monetary position	(7.8)	—	—
Total finance costs	(103.9)	(83.1)	(82.2)
Total finance costs, net	(94.1)	(75.7)	(72.8)

Other finance cost includes commitment fees on loan facilities, not drawn down, other similar fees and when applicable premium on debt buy back.

Belarus was considered to be a hyperinflationary economy in 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarusian Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of € 7.8m.

Capitalised borrowing costs in 2011 amounted to €1.6m (2010: €1.4m, 2009: €4.3m). The interest rate used to capitalise borrowing costs of the Group for 2011 was 3.83% (2010: 3.16%, 2009: 2.59%).

Notes to the Consolidated Financial Statements (continued)

22.   Tax

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2011	2010	2009
	€ million	€ million	€ million
Profit before tax per the income statement	375.5	576.7	567.9

Tax calculated at a tax rate of 20% (2010: 24% and 2009: 25%)	75.1	138.4	142.0
Effect of different tax rates in foreign jurisdictions	5.2	(24.6)	(28.9)
Additional local taxes in foreign jurisdictions	13.6	13.2	17.4
Special tax in Greece	—	21.2	19.8
Tax holidays in foreign jurisdictions	(2.4)	(2.0)	(2.3)
Expenses non-deductible for tax purposes	51.0	41.1	32.5
Income not subject to tax	(28.5)	(22.0)	(34.9)
Changes in tax laws and rates	0.4	(1.7)	(1.7)
Current year tax losses not recognised	0.2	0.5	2.0
Recognition of pre-acquisition deferred tax assets	—	(10.2)	(1.6)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(6.2)	—
Recognition of previously unrecognised post-acquisition tax losses	(7.9)	(6.5)	—
Other	(3.9)	(3.2)	(1.4)
Income tax charge per the income statement	102.7	138.0	142.9

Non-deductible expenses for tax purposes include marketing and advertising expenses, service fees, bad debt provisions, entertainment expenses, certain employee benefits and stock options expenses and other items that, partially or in full, are not deductible for tax purposes in certain of our jurisdictions.

Special tax in Greece

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Contribution of Social Responsibility’ (Law Nr. 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’ was applied retrospectively on the parent Company’s 2009 total net income. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 was €21.2m. As a result the Group recorded a tax charge of €21.2m in 2010.

On 10 December 2009, the Greek Government had introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. This law (Law Nr. 3808/2009) provided for a special additional tax on the parent Company’s 2008 total net income. As a result, the Group recorded a tax charge of €19.8m in 2009.

The income tax charge for the years ended 31 December is as follows:

	2011	2010	2009
	€ million	€ million	€ million
Current tax charge	86.6	117.6	119.9
Deferred tax charge (refer to Note 9)	16.1	30.6	24.6
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	—	(10.2)	(1.6)
Total income tax charge	102.7	138.0	142.9

Notes to the Consolidated Financial Statements (continued)

23.   Earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2011	2010	2009
Net profit attributable to the owners of the parent (€ million)	268.9	426.6	402.6
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.0	363.3	364.9
Effect of dilutive stock options (million)	0.8	0.2	0.7
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	363.8	363.5	365.6
Basic and diluted earnings per share (€)	0.74	1.17	1.10

Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2011 were 4.4m (2010: 3.4m, 2009: 4.4m).

24.   Components of other comprehensive income

The components of other comprehensive income for the years ended 31 December comprise:

	2011			2010			2009
	Tax			Tax			Tax
	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax	Before-tax	(expense)/	Net-of-tax
	amount	benefit	amount	amount	benefit	amount	amount	benefit	amount
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Available-for-sale financial assets	(0.4)	0.1	(0.3)	(2.3)	0.1	(2.2)	6.4	(0.1)	6.3
Cash flow hedges	8.4	(2.7)	5.7	(9.3)	0.2	(9.1)	(16.1)	3.3	(12.8)
Foreign currency translation	(54.2)	—	(54.2)	181.5	—	181.5	(79.5)	—	(79.5)
Actuarial (losses) / gains	(31.8)	6.5	(25.3)	2.7	(0.6)	2.1	4.4	(0.4)	4.0
Share of other comprehensive income of equity method investments	(0.8)	—	(0.8)	1.4	—	1.4	(0.7)	—	(0.7)
Other comprehensive income	(78.8)	3.9	(74.9)	174.0	(0.3)	173.7	(85.5)	2.8	(82.7)

Notes to the Consolidated Financial Statements (continued)

25.   Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee’s salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee’s salary, which is made in December, and matching shares purchased in December vest immediately.

During 2011, 346,996 shares were purchased by Coca-Cola Hellenic (2010: 272,279, 2009: 334,859) as matching shares to employee investments. The charge to the income statement totalled €5.3m (2010: €5.2m, 2009: €4.8m). Of this amount, €1.1m represented employer contributions made for Greek resident employees (2010: €1.1m, 2009: €1.0m). The cost of unvested matching shares held by the trust at the end of 2011, before they vest to employees, was €4.1m (2010: €4.1m, 2009: €3.8m). The total number of shares held by the trust at 31 December 2011 was 2,701,979 (2010: 2,428,353, 2009: 2,327,925). The total contributions made by employees to the trust during 2011 were €6.1m (2010: €6.0m, 2009: €5.5m).

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

The shares held under the equity compensation plan are included in other Reserves (refer to Note 19) and deducted from equity.

26.   Stock option compensation plans

Coca-Cola Hellenic operates an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company’s shares trading on the Athens Exchange on the day of the grant(1). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

(1)  From December 2008 the exercise price of stock options is determined by reference to the share price of the Company’s share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

Notes to the Consolidated Financial Statements (continued)

26.   Stock option compensation plans (continued)

The following table summarises information regarding outstanding stock options exercisable at 31 December 2011 and stock options exercised during  2011:

	Exercise		Vesting				Number of
	price after	Vesting	dates for			End of	stock
	the capital	status	further			option	options
	return (€)	2011	increments			period	outstanding
2003-2004 Plan/2003 Grant	9.17	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan/2004 Grant	10.42	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.53	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.57	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.71	fully vested	—	—	—	12.12.2016	1,066,151
2005-2009 Plan/2007 Grant	26.75	fully vested	—	—	—	12.12.2017	1,301,450
2005-2009 Plan/2008A Grant	22.54	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.36	fully vested	—	—	—	10.12.2018	1,344,840
2009-2011 Plan/2009 Grant	16.04	two thirds	10.12.2012	—	—	09.12.2019	1,652,300
2009-2011 Plan/2010A Grant	19.50	one third	18.03.2012	18.03.2013	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.65	one third	09.12.2012	09.12.2013	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.87	none	16.03.2012	16.03.2013	16.03.2014	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.50	none	24.06.2012	24.06.2013	24.06.2014	23.06.2021	10,000
2009-2011 Plan/2011 Grant	12.32	none	16.12.2012	16.12.2013	16.12.2014	15.12.2021	1,632,500
Total							9,767,302

A summary of stock option activity under all plans is as follows:

		Weighted	Weighted
		average	average
	Number	exercise price	exercise price	Number	Weighted
	of stock	before the	after the	of stock	average
	options	capital return	capital return	options	exercise price
	2011	2011 (€)	2011 (€)	2010	2010 (€)
Outstanding at January 1	8,759,862	17.65	n/a	7,415,442	16.33
Granted	1,717,500	n/a	12.64	2,010,100	20.15
Exercised	(405,568)	11.69	11.19	(597,365)	9.59
Expired	(3,151)	8.19	7.69	(1,453)	8.29
Forfeited	(301,341)	19.48	18.98	(66,862)	18.08
Outstanding at December 31	9,767,302	n/a	16.55	8,759,862	17.65
Exercisable at December 31	6,192,606	n/a	17.04	5,001,036	17.77

The charge to the income statement for employee stock option awards for 2011 amounted to €8.1m (2010: €6.7m, 2009: €6.4m).

As a result of the capital return (refer to Note 18 ) of € 0.50, a corresponding € 0.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

Notes to the Consolidated Financial Statements (continued)

26.   Stock option compensation plans (continued)

Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2011	2010	2009
Weighted average fair value of options granted	€2.9	€5.2	€3.6
Risk free interest rates	2.4%	3.0%	3.3%
Expected volatility	33.2%	32.2%	28.2%
Dividend yield	2.5%	1.5%	1.7%
Expected life	4.1 years	4.0 years	3.6 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2011 was 7.5 years (2010: 7.8 years, 2009: 7.9 years).

27.   Stock appreciation rights

The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights (‘SARs’), based on an employee’s performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of Coca-Cola Hellenic’s shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

After the remaining SARs from previous grants were exercised in 2011, on December 31, 2011, there were no outstanding stock appreciation rights.

A summary of stock appreciation rights activity under all plans is as follows:

			Weighted
			average
		Weighted	exercise		Weighted
		average	price after		average
	Number of	exercise	the capital	Number of	exercise
	SARs	price	return	SARs	price
	2011	2011 (€)	2011 (€)	2010	2010 (€)
Outstanding on 1 January	13,950	8.19	n/a	77,250	9.60
Exercised	(13,950)	8.19	7.69	(63,300)	9.91
Outstanding and exercisable on 31 December	—	—	—	13,950	8.19

The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. The compensation expense relating to SARs recorded for 2011 amounted to a debit of €0.1m (2010: a credit of €0.5m, 2009: debit of €0.5m).

Notes to the Consolidated Financial Statements (continued)

28.    Business combinations and acquisition of non-controlling interests

During 2011, the Group acquired controlling interests or increased its controlling interest in the following entities:

		Net tangible assets	Goodwill	Acquisition	Amount of
		applicable	arising	of trademarks	consideration
	Location	€ million	€ million	€ million	€ million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5

Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2

Coca -Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7

AD Pivara Skopje	FYROM	—	—	—	39.8
Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	160.2

€ million
Total consideration	160.2
Less: payment deferred until 2012	(43.7)
Cash outflow included in cash flow	116.5

Acquisition of MS Foods UAB

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE (“Vlanpak”), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3m.

Details of the acquisition are as follows:

	Acquiree’s carrying	Fair Value
	amount before combination	Adjustments	Fair values
	€ million	€ million	€ million
Property, plant and equipment	0.6	0.3	0.9
Deferred tax assets	—	0.1	0.1
Inventories	0.1	—	0.1
Short-term borrowings	(0.9)	(0.5)	(1.4)
Accounts payable	(0.1)	—	(0.1)
Fair value of net tangible assets acquired	(0.3)	(0.1)	(0.4)
Trademarks	—	0.2	0.2
Goodwill	—	2.7	2.7
Fair value of net assets acquired	(0.3)	2.8	2.5
Consideration paid to former shareholders			2.5
Total consideration			2.5

The contribution of MS Foods UAB to the results of the Group for the year ended 31 December 2011 was revenue of €1.3m and a profit of €1.2m. The revenue and profit that MS Food UAB would have contributed to the Group for the year ended 31 December 2011 if the acquisition date for the business combination had been as of the beginning of the annual reporting period would have been €1.4m and €1.2m respectively. The acquisition resulted in the Group recording €2.7m of goodwill and €0.2m of trademarks in its emerging countries segment.

Notes to the Consolidated Financial Statements (continued)

28. Business combinations and acquisition of non-controlling interests (continued)

The goodwill arising on the acquisition of MS Foods UAB is attributed to synergies that the Group expects to realize by combining operations with those already existing in Belarus. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisitions of non controlling interests

In 2011 the Group acquired non controlling interests as follows:

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €56.5m was paid as of 31 December 2011. The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija d.o.o. (“CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that is jointly controlled with Heineken, by acquiring together with Heineken 41.2% of non controlling interests. The consideration paid collectively with Heineken was € 79.6m including acquisition costs of € 0.2m, and was equally divided between the Group and Heineken. The carrying value of the non-controlling interest acquired was €22.9m. After the acquisition the Group owns 48.24% (2010: 27.64%) of the voting rights of A.D. Pivara Skopje and controls jointly with Heineken 96.48% of voting rights in A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Disposal of Eurmatik S.r.l

In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group’s established segment.

Notes to the Consolidated Financial Statements (continued)

29.   Dividends

The reported net results of the parent company’s statutory accounts do not allow for 2011 and 2010 statutory minimum annual dividend payment. As a result the Group has not recorded a dividend liability in respect of 2011 and 2010.

During 2010, a dividend of €0.30 per share totalling €102.0m was paid. During 2009, a dividend of €0.28 per share totaling €102.3m was paid.

The statutory minimum dividend recognised for 2009 amounted to €41.6m and was recorded as liability under ‘Other payables’ in the consolidated balance sheet. The remaining dividend of €68.1m was recorded in shareholders’ equity in the second quarter of 2010 as an appropriation of retained earnings.

30. Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors’ approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognized monetary assets and liabilities that are denominated in currencies other than the local entity’s functional currency, as well as net investments in foreign operations. Foreign currency forward contracts and foreign currency option contracts are used to hedge a portion of the Group’s foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period. The foreign currency risk arising from the investment in foreign operations is not hedged.

Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward contracts and foreign currency option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Group Treasury’s risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

The following tables present details of the Group’s sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group’s foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group’s main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for  2011, 2010 and 2009 was as follows:

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

2011 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian lati	1.48%	(0.1)	—	0.1	—
FYROM dinar	12.05%	(1.1)	—	1.4	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	—	0.5	—	(0.6)
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)
		22.9	(2.7)	(28.6)	—

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—
		(20.4)	(8.3)	24.5	7.8

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

2010 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		Loss/(Gain) in		Loss/(Gain) in
		income	Loss/(Gain) in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.25%	—	—	—	—
Belarusian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
FYROM dinar	9.48%	(1.0)	—	1.2	—
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	0.1	0.3	(0.1)	(0.3)
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)
		0.8	0.2	1.7	(5.8)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Croatian kuna	11.05%	—	(0.1)	—	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Serbian dinar	11.56%	—	—	—	—
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—
		(5.2)	(4.2)	6.2	3.0

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

2009 exchange risk sensitivity analysis

		Euro strengthens against		Euro weakens against
		local currency		local currency
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	27.13%	—	—	—	—
Belarusian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)
		(7.9)	(4.9)	9.8	(1.1)

		US dollar strengthens against		US dollar weakens against
		local currency		local currency
		Loss/(Gain) in		(Gain)/loss in
		income	(Gain)/loss in	income	(Gain)/loss in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)
		4.5	(0.1)	(5.6)	(2.0)

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

Commodity price risk

The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar and aluminium) necessary for the production of the Group’s products.

Due to the significantly increased volatility of commodity prices, the Group’s Board of Directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, in addition, based on a rolling 36 month forecast about the required sugar supply, the Group hedges the purchase price of sugar using commodity swap contracts, even though these contracts do not qualify for hedge accounting.

The following table presents details of the Group’s income statement and equity sensitivity to increases and decreases in sugar prices.  The table does not show the sensitivity to the Group’s total underlying sugar exposure or the impact of changes in volumes that may arise from increase or decrease in sugar prices.  The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group’s commodity swap contract positions as a result of the reasonably possible increases or decreases of the sugar price.  The sensitivity analysis for sugar price risk for 2011 was as follows:

		Commodity price increases with		Commodity price decreases with
		all other variables held constant		all other variables held constant
		(Gain)/loss in		Loss/(Gain) in
		income	(Gain)/loss in	income	Loss/(Gain) in
		statement	equity	statement	equity
	% change	€ million	€ million	€ million	€ million
Sugar	27.9%	(11.1)	—	11.0	—

Interest rate risk

The fair value of interest rate swap agreements utilised by the Group modifies the Group’s exposure to interest rate risk and the changes in fair value of debt by converting the Group’s fixed rate debt into floating rate obligation based on Euribor over the life of the underlying US$500.0 million notes. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group unwound two euro interest rate swap contracts with a notional value of €207.5m, while in June and July 2010 the Group unwound the remaining interest rate swap contracts with a notional value of €292.5m, all of which related to the €500.0m 7-year euro-denominated fixed rate bond that matured in 2011. Furthermore, in June and July 2010, the Group unwound the interest rate swap contracts with notional value of €500.0m which related to the €500.0m 5-year euro-denominated fixed rate bond that matures in 2014.

During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. These interest rate options were sold in June and July 2010.

During 2011, we recognized in interest expense a loss of €6.6m in relation to the ineffective portion of swaps which qualified for hedge accounting compared to a gain of €1.0m in 2010 and a loss of €1.6m in 2009.

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates.

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

If interest rates had been 100 basis points higher and all other variables were held constant, the Group’s profit for the year ended 31 December 2011 would have decreased by €5.0m (2010: €1.8m, 2009: €19.0m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group’s profit for the year ended 31 December 2011 would have increased by €5.0m (2010: €1.8m, 2009: €19.0m). This is mainly attributable to the Group’s exposure to interest rates on its fixed rate bond that have been swapped to a floating rate obligation.

Credit risk

The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2011 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 12 and 13.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA rating and strict investment limits are set, per fund, depending on the size of the fund.

The Group only undertakes investment transactions with banks and financial institutions that have a minimum credit rating of ‘A+/A1’ from Standard & Poor’s or ‘A1/P1’ from Moody’s. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of ‘A+’ or ‘A1’ from Standard & Poor’s or Moody’s respectively.

Liquidity risk

The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 15 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

The following tables detail the Group’s remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2011.

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

	€ million	€ million	€ million	€ million
	up to 1 year	1—2 yrs	2—5 yrs	over 5 years
Borrowings	413.0	511.7	1,610.5	44.8
Derivative liabilities	4.0	0.2	—	—
Trade and other payables	1,485.3	—	—	6.8
As at 31 December 2011	1,902.3	511.9	1,610.5	51.6

Borrowings	623.8	92.4	1,451.7	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,421.5	—	—	6.8
As at 31 December 2010	2,049.4	92.4	1,451.7	368.1

The Group hedges exposures to changes in the fair value of debt, as well as in the foreign exchange cash flows of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 15). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Group’s goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings maintained with Standard & Poor’s and Moody’s. The corporate credit ratings by Standard & Poor’s remained unchanged over the period, i.e. “A” long term, “A1” short term and stable outlook.  In November 2011,  Moody’s affirmed Coca-Cola Hellenic’s “A3” long-term, “P2” short-term corporate credit ratings but changed the outlook to negative. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as ‘Total equity’ plus ‘Net debt’ as shown in the consolidated balance sheet. The Group’s strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2011 and 2010 were as follows:

	2011	2010
	€ million	€ million
Total borrowings (refer to Note 15)	2,256.0	2,191.5
Less: Cash and cash equivalents (refer to Note 14)	(476.1)	(326.1)
Net debt	1,779.9	1,865.4
Total equity	2,913.2	3,060.8
Total capital	4,693.1	4,926.2
Gearing ratio	38%	38%

The gearing ratio in 2011 remained constant compared to the prior year (refer to Note 15).

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

Fair values of financial assets and liabilities

For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values. According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2011.

Level 2

The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 31 December 2011 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	3.5	—	3.5
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.6	—	0.6
Interest rate swap contracts	—	25.7	—	25.7
Cash flow hedges
Foreign currency forward contracts	—	9.8	—	9.8
Foreign currency option contracts	—	1.4	—	1.4
Interest rate swap contracts	—	43.8	—	43.8
Available-for-sale financial assets
Equity securities	0.8	—	0.6	1.4
Total financial assets	0.8	85.2	0.6	86.6
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.9)	—	(0.9)
Foreign currency option contracts	—	(0.4)	—	(0.4)
Cross-currency swap contracts	—	(60.9)	—	(60.9)
Commodity swap contracts	—	(1.4)	—	(1.4)
Hedged financial liabilities
Bonds and notes payable	—	(749.4)	—	(749.4)
Derivative financial liabilities used for hedging
Cash flow hedges
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Cross-currency swap contracts	—	(69.9)	—	(69.9)
Total financial liabilities	—	(884.4)	—	(884.4)

There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2011.

Notes to the Consolidated Financial Statements (continued)

30.   Financial risk management (continued)

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	1.7	—	1.7
Interest rate swap contracts	—	35.4	—	35.4
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	1.2	—	1.2
Interest rate swap contracts	—	37.7	—	37.7
Available-for-sale financial assets
Equity securities	1.5	—	0.3	1.8
Total financial assets	1.5	77.3	0.3	79.1
Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.1)	—	(0.1)
Cross-currency swap contracts	—	(72.6)	—	(72.6)
Hedged financial liabilities
Bonds and notes payable	—	(744.1)	—	(744.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.6)	—	(0.6)
Cash flow hedges
Foreign currency forward contracts	—	(3.4)	—	(3.4)
Cross-currency swap contracts	—	(63.5)	—	(63.5)
Total financial liabilities	—	(884.3)	—	(884.3)

The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2010:

€ million
As at 1 January 2010	15.6
Total gains for the year
In profit and loss	1.0
Settlements	(16.3)
As at 31 December 2010	0.3
Total gains for the year included in profit or loss for assets held at 31 December 2010	1.0

Total gains for the year included in profit or loss for available-for-sale equity securities amounted to €1.0m, related to assets held at 31 December 2010 and were recorded within operating expenses.

Notes to the Consolidated Financial Statements (continued)

31.   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company’s Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

Notes to the Consolidated Financial Statements (continued)

32.   Commitments

(a)          Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2011	2010
	€ million	€ million
Less than one year	55.1	62.6
Later than one year but less than five years	107.8	141.3
Later than five years	19.1	26.8
Future minimum lease payments	182.0	230.7

The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2011	2010	2009
	€ million	€ million	€ million
Plant and equipment	67.9	57.4	53.0
Property	47.2	46.1	46.8
Total operating lease charges	115.1	103.5	99.8

(b)          Capital commitments

At 31 December 2011 the Group had capital commitments amounting to €93.9m (2010: €66.3m). Of this, €2.5m related to the Company’s share of the commitments of its joint ventures (2010: €0.5m).

(c)          Long-term commitments

At 31 December 2011 the Group had commitments to purchase raw materials and receive services amounting to €355.3m (2010: €203.8m). Of this, €7.8m related to the Company’s share of the commitments of its joint ventures (2010: €13.2m).

33.   Directors’ and senior management remuneration

The total remuneration paid to or accrued for directors and the senior management team during 2011 amounted to €14.4m (2010: €14.1m, 2009: €12.6m). Out of this, the amount paid or accrued for stock option grants during 2011 was €4.6m (2010: €4.2m, 2009: €3.9m). Pension and post employment benefits for directors and the senior management team during 2011 amounted to €0.8m (2010: €0.9m, 2009: €1.1m).

The total number of stock options granted to the Chief Executive Officer and the senior management team in 2011 amounted to 0.9m (2010: 1.2m, 2009: 1.2m).

Notes to the Consolidated Financial Statements (continued)

34.   Related party transactions

a)           The Coca-Cola Company

As at 31 December 2011, TCCC indirectly owned 23.2% (2010: 23.2%, 2009: 23.3%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a ‘key bottler’ and has entered into bottler’s agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic’s territories. All the bottler’s agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler’s (‘SIB’) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC’s beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC’s discretion until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders’ agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark ‘Coca-Cola’ in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2011 amounted to €1,305.4m (2010: €1,372.9m, 2009: €1,283.6m).

TCCC makes discretionary marketing contributions to Coca-Cola Hellenic’s operating subsidiaries. The participation in shared marketing agreements is at TCCC’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC’s beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €76.5m (2010: €60.8m, 2009: €56.9m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2011, such contributions totalled €49.0m (2010: €48.8m, 2009: €39.9m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2011, such contributions made by TCCC to Coca-Cola Hellenic totalled €21.9m (2010: €19.8m, 2009: €22.5m) and the contributions of Coca-Cola Hellenic to TCCC totalled €9.0m (2010: €7.8m, 2009: €5.5m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC’s discretion, will not necessarily be the same from year to year. In addition, support payments received from TCCC for the placement of cold drink equipment were €14.6m for the year ended 31 December 2011 (2010 and 2009: nil).

In 2011, the Group did not record any gain from the sale of property, plant and equipment to TCCC (2010: nil, 2009: €0.2m).

During the year, the Group sold €32.8m of finished goods and raw materials to TCCC (2010: €19.0m, 2009: €20.5m).

Other income primarily comprises rent, facility and other items of €1.2m (2010: €14.3m, 2009: €4.4m) and a toll-filling relationship in Poland of €13.8m (2010: €17.6m, 2009: €15.0m). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €4.0m (2010: nil, 2009: €1.5m).

During 2011 the Group did not make any purchases of franchise rights (2010: €4.4m, 2009: nil) and did not receive any income from the sale of available-for-sale assets to TCCC (2010: €4.9m, 2009: nil).

As at 31 December 2011, the Group had a total amount due from TCCC of €63.2m (2010: €53.8m, 2009: €64.2m), of which €0.3m (2010: €3.0m, 2009: €6.7m,) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €172.2m of trade payables (2010: €166.0m, 2009: €125.1m) and €7.6m of other liabilities (2010: nil, 2009: nil).

Notes to the Consolidated Financial Statements (continued)

34.   Related party transactions (continued)

(b)                                 Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 43.7% ownership by the parent of Kar-Tess Holding (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

Coca-Cola Hellenic entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During 2011, the Group made purchases of €148.0m (2010: €101.0m, 2009: €58.8m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €6.4m (2010: €5.7m, 2009: €5.3m). In addition the Group recorded other income of €1.0m (2010: €0.5m, 2009: €0.7m). As at 31 December 2011, Coca-Cola Hellenic owed €14.4m (2010: €13.9m, 2009: €3.6m) to, and was owed €1.2m (2010: €1.2m, 2009: €4.7m) by Frigoglass.

(c)                                  Directors

Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 33).

(d)                                 Other

Beverage Partners Worldwide (‘BPW’)

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2011, the Group purchased inventory from BPW amounting to €99.6m (2010: €89.4m, 2009: €70.0m) and did not record any income (2010: €0.1m, 2009: €0.1m). As at 31 December 2011, Coca-Cola Hellenic owed €4.4m (2010: €4.4m, 2009: €1.7m) to, and was owed €0.1m (2010: nil, 2009: €0.3m) by BPW.

Kar-Tess Holding

As at 31 December 2011, Kar-Tess Holding owned 23.3% (2010: 23.3%, 2009: 29.5%) of the issued share capital of Coca-Cola Hellenic.

On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its 100% owned subsidiaries under the trade names “Sammy LLC”, “Lucky 70 LLC”, “Zoe 20 LLC”, “Kooky LLC”, “Utopia Business Company Ltd.”, “Harmonia Commercial S.A.”, “Ice Cold Holdings Limited” and “Red & White Holdings Limited” to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the ‘Leventis Companies’)

The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2011, the Group purchased €14.9m (2010: €10.8m, 2009: €10.0m) of finished goods and other materials and had no purchases of fixed assets (2010: nil, 2009: €0.4m) from the Leventis Companies. Furthermore the Group did not record any sales of finished goods and raw materials to the Leventis Companies (2010: €0.1m, 2009: nil) and incurred rental expenses of €2.8m (2010: €0.6m, 2009: €2.9m) from the Leventis Companies. In addition during 2011 the Group incurred other expenses of €0.3m (2010: €0.4m, 2009: nil) and recorded other income of €0.3m (2010: €1.0m, 2009: nil) with the Leventis Companies. As at 31 December 2011, the Group owed €3.8m (2010: €1.3m, 2009: €2.2m) to, and was owed €0.2m (2010: €0.8m, 2009: €0.2m) by the Leventis Companies.

Notes to the Consolidated Financial Statements (continued)

34.   Related party transactions (continued)

Other Coca-Cola bottlers

The Group sold €1.6m of finished goods (2010: €1.3m, 2009: nil), purchased €2.0m of finished goods (2010: €0.5m, 2009: nil), incurred expenses of €0.1m (2010: €0.1m, 2009: €0.1m) and did not record any income (2010: €0.3m, 2009: €0.4m) from other Coca-Cola bottlers over which TCCC has significant influence. Furthermore during 2011 the Group received reimbursement for direct marketing expenses incurred of €0.1m (2010: €0.8m, 2009: €0.5m) from other Coca-Cola bottlers. At 31 December 2011, the receivables from such Coca-Cola bottlers were €0.3m (2010: €1.5m, 2009: €1.3m).

Other related parties

The Group purchased €1.5m (2010: €1.4m, 2009: €2.1m) of raw materials and finished goods and did not perform any purchases of fixed assets from other related parties (2010: €0.3m, 2009: €0.2m). Further, the Group incurred expenses of €2.6m (2010: €2.1m, 2009: €1.0m) and recorded income of €0.3m (2010: €0.2m, 2009: €0.2m). At 31 December 2011, the Group owed €0.3m (2010: €0.1m, 2009: €0.4m) to, and was owed €0.4m (2010: €0.8m, 2009: nil) by other related parties.

There are no significant transactions with other related parties for the year ended 31 December 2011.

Notes to the Consolidated Financial Statements (continued)

35.   List of principal Group companies

The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2011	2010
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd.	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(2)	Serbia	100.0%	91.2%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Ltd.	Hungary	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd.	Romania	100.0%	100.0%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd.	Switzerland	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica	Montenegro	100.0%	91.2%
Coca-Cola Hellenic Business Service Organization(3)	Bulgaria	100.0%	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Deepwaters Investments Ltd.	Cyprus	50.0%	50.0%
Dorna Apemin S.A.(1)	Romania	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l. (4)	Italy	—	100.0%
Fonti del Vulture S.r.l.(1)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(1)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH(1) (5)	Austria	—	33.3%
Lanitis Bros Ltd.	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%

Notes to the Consolidated Financial Statements (continued)

35.   List of principal Group companies (continued)

		% ownership
	Country of registration	2011	2010
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multivita Sp. Zo.o.(1)	Poland	50.0%	50.0%
Multon Z.A.O. Group(1) (6)	Russia	50.0%	50.0%
Nigerian Bottling Company plc (7)	Nigeria	100.0%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(1)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen GmbH(1)	Switzerland	50.0%	50.0%
Valser Services AG(3)	Switzerland	99.9%	—
Vendit Ltd.	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o. Beograd-Zemun (1)	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(1)              Joint venture.

(2)              On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary (refer to Note 28).

(3)              Incorporated in 2011.

(4)              In February 2011, we sold all of our interests in Eurmatik S.r.l., the vending operator in Italy (refer to Note 28).

(5)              In 2011, the Group disposed of its interest in the Ilko joint venture (refer to Note 6).

(6)              On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus (refer to Note 28).

(7)              On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 (refer to Note 28).

Notes to the Consolidated Financial Statements (continued)

36.    Joint ventures

The Group has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon Z.A.O. Group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co. d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group’s proportional share of related assets, liabilities, revenues and expenses are recognised in the consolidated financial statements.

The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2011	2010	2009
	€ million	€ million	€ million
Balance sheet
Non-current assets	314.5	317.5	298.6
Current assets	122.9	147.4	149.1
Total assets	437.4	464.9	447.7
Non-current liabilities	(15.0)	(10.9)	(37.1)
Current liabilities	(64.4)	(91.3)	(82.0)
Total liabilities	(79.4)	(102.2)	(119.1)
Net assets	358.0	362.7	328.6
Income statement
Income	242.9	256.2	243.2
Expenses	(234.5)	(232.8)	(235.5)
Net profit	8.4	23.4	7.7

In addition, the Group has an interest in five jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 32.

37.   Post balance sheet events

During the first months of 2012 the Group incurred €4.4m of restructuring costs before tax, €3.6m in its developing and €0.8m in its emerging countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel, Director of Strategic
Development & Company Secretary

Date:  March  29, 2012